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REGISTRANT'S NAME: The Australian Gas Light Company Limited

*CURRENT ADDRESS: AGL Centre
Corner Pacific Highway and Walker Street
North Sydney NSW 2060
Australia

**FORMER NAME:

PROCESSED
JUL 01 2002
THOMSON FINANCIAL

**NEW ADDRESS:

FILE NO. 82- 4797

FISCAL YEAR 6/30/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF/BY: [signature]

DATE : 5/20/02

Annual Report 2001

The Australian Gas Light Company



Responding to changes and challenges

Expanding the networks and maintaining reliability of supply

Securing an attractive new revenue stream for the AGL Group

Keeping satisfied customers delivers profits

More power for a growing electricity market

What happened in New Zealand?

Exploring new opportunities

FINANCIAL CALENDAR

SEPTEMBER 2001 Shares begin trading ex-dividend (26th)
OCTOBER 2001 Record date for final dividend (3rd) Annual General Meeting (16th) Final dividend payable (16th) Highlights from Chairman's address to Annual General Meeting mailed (16th)
DECEMBER 2001 Half-year end (31st)
MARCH 2002 Interim dividend and half-year result announced (7th) Shares begin trading ex-dividend (21st) Record date for interim dividend (27th)
APRIL 2002 Interim dividend payable (11th)
JUNE 2002 Year end (30th)

Invitation to the Annual General Meeting
The Annual General Meeting of the Company will be held in the Wesley Conference Centre, 220 Pitt Street, Sydney, on Tuesday 16 October 2001 at 10.30 am. The formal Notice of Meeting is enclosed with this report.

Gas Energy Units
The basic unit of energy used in the gas industry is a joule.

1 megajoule (MJ)	= 1 million joules
1 gigajoule (GJ)	= 1 thousand megajoules
1 terajoule (TJ)	= 1 million megajoules
1 petajoule (PJ)	= 1 billion megajoules

It takes approximately one megajoule to boil enough hot water for 14 cups of tea.

Electricity Energy Units
The basic unit of energy used in the electricity industry is a watt hour.

1 kilowatt hour (kWh)	= 1 thousand watt hours
1 megawatt hour (MWh)	= 1 thousand kilowatt hours
1 gigawatt hour (GWh)	= 1 thousand megawatt hours

It takes approximately 300 watt hours to boil enough hot water for 14 cups of tea.

Conversion from electricity to gas – kilowatts to megajoules:
1 kilowatt hour = 3.6 megajoules

CO



"We've suffered some setbacks, but there is a clear way forward"



Responding to changes and challenges

ntents

Key matters for mention

During the year we:

- Achieved a profit attributable to Proprietors of $115.4 million
- Recommended a final dividend of 27 cents per share, franked to 16 cents per share (59.3% of dividend)
- Incurred significant losses in Natural Gas Corporation Holdings Limited's, 66%-owned by AGL, electricity retail business as a result of an unprecedented escalation of wholesale electricity prices in June 2001 and the paucity of hedge contracts
- Included the first full-year addition of the former ETSA Power electricity retail business in South Australia
- Commenced the ActewAGL joint venture, including the sale of AGL's Canberra gas distribution network
- Acquired the remaining 50% of Gas Valpo, Chile
- Purchased Dingo Blue, an online retailer of telephony and internet products, in December 2000
- Agreed to a 20% investment in COMindico, Australia's first national internet protocol based wholesale network
- Sold the New Zealand Hutt Valley gas network and meter business in June 2001
- Sold Stages 2 and 3 of Breakfast Point, Mortlake
- Achieved the milestone of one million electricity customers
- Equalled last year's record increase of 5% for new gas sites connected
- Awarded best call centre in NSW
- Achieved a 30% reduction in our Lost Time Injury Frequency Rate from 3.6 to 2.5


148.1
178.0
207.8
249.0
224.2
97 98 99 00 01
Operating profit attributable to Proprietors (before significant items)
50.6
59.2
63.5
73.6
63.6
97 98 99 00 01
Earnings per share (before significant items)
36.0
41.0
45.0
74.0
52.0
97 98 99 00 01
Dividends per share
Special dividend
27.7
38.7
46.3
49.2
54.9
97 98 99 00 01
Debt : debt plus equity

Financial Summary

Year ended 30 June 2001 ($ million unless indicated)	2001	2000	Change %
Revenue	3,540.3	2,809.1	+ 26
Operating profit before borrowing costs, tax and including significant items	295.3	638.5	- 54
Borrowing costs	(181.9)	(152.0)	+ 20
Income tax expense	(76.9)	(23.8)	+ 223
Profit before outside equity interests	36.5	462.7	- 92
Outside equity interests	78.9	(12.7)	–
Profit attributable to Proprietors	115.4	450.0	- 74
Total assets	6,003.2	5,345.1	+ 12
Total liabilities	(3,894.9)	(3,259.2)	+ 20
Net assets	2,108.3	2,085.9	+ 1
Proprietors' equity	1,905.9	1,785.6	+ 6
Outside equity interests	202.4	300.3	- 33
Total equity	2,108.3	2,085.9	+ 1
Cash flow from operating activities	297.4	373.3	- 20
Capital expenditure	384.7	289.3	+ 33
Net borrowings	2,568.5	2,019.7	+ 27
Earnings per share after significant items (¢)	32.8	133.1	- 75
Dividends per share (¢)	52.0	74.0	- 30
Earnings on Proprietors' equity after significant items (%)	6.3	27.2	- 77
Debt : debt plus equity (%)	54.9	49.2	+ 12
Net borrowing costs cover (times)	2.9	3.7	- 22
Net tangible assets per share ($)	2.46	1.83	+ 34

"We've suffered some setbacks, but there is a clear way forward"


M John Phillips AM
Chairman


MRG Johnson
Deputy Chairman


GJW Martin
Managing Director


DCK Allen AO

M John Phillips, Chairman

Dear Proprietor

This is not the Report for 2000/2001 I had hoped to bring you. A number of unexpected situations meant the result for the year fell well short of being a good one for Proprietors.

Profit attributable to Proprietors was $115.4 million compared with $450 million in 1999/2000.

The earlier year's profit was boosted by an abnormal amount of $201 million from significant once-only transactions, mainly from the sale of the transmission pipelines to the Australian Pipeline Trust. In the past year we had the opposite experience. Significant once-only transactions produced an after tax loss of $192.3 million. The major item was a $245.8 million write-down of the Company's 66% investment in Natural Gas Corporation Holdings Limited (NGC) in New Zealand. More on that later!

Operating profit (including significant items) before borrowing costs and tax was $295.3 million, down 53.7% from the previous year, reflecting the New Zealand situation, and lower gas and electricity distribution revenue in NSW and Victoria following reviews by the Regulators in October 2000 and January 2001 respectively.

These are disappointing figures and the Company has been making strenuous efforts to protect its revenues from similar shocks in the years ahead.

The Board is recommending a final dividend of 27 cents per share, franked to 16 cents (59.3% of final dividend). This would bring the total dividend for the year to 52 cents, franked to 23 cents per share (44.2%).

There are no Foreign Divided Account (FDA) credits attached to dividends for the year.

The Dividend Reinvestment Plan will again be available in respect of the final dividend. The discount rate will be unchanged at 2.5%.

As mentioned above a major problem faced in 2000/2001 occurred in New Zealand and involved AGL's 66%-owned subsidiary NGC. The details are covered elsewhere in this Report so I will restrict myself to a brief overview.

The basis of a well-functioning electricity market is that retailers contract with their customers, formally or informally, to provide power at certain prices. In turn the retailers contract to acquire power from generators. Part of that power they buy is at spot prices, thus taking a risk that the price may rise. However, the bulk of their needs is purchased under forward contracts. By doing this the retailers hedge their risks.


Sir Ronald Brierley


GJ Reaney


CJ Hewson


AB Daniels OAM

The board of directors

That was NGC's experience until the end of May 2001. At that time a series of things happened:

- New Zealand experienced a drought, casting doubts on the generators' (mainly hydro-based) capacity to continue to meet the market's needs;
- for the main winter period NGC was unable to secure hedge contracts from the country's major generators, to cover all of its retail commitments. In other words NGC was unable to have certainty of future supply of power at a known price. The generators, many of which are government-owned, were also NGC's main competitors in the retail market;
- NGC was forced to purchase the large percentage of its power requirements for the period of June and July from these same generators via the spot market, with prices on offer being at very high levels, in fact levels unprecedented in the history of the New Zealand electricity market;
- with the onset of winter, the chance of rain relieving the situation became more remote since most precipitation then occurred as snow; and
- despite the rise in the wholesale price of power by a factor of five times, some generator/retailers announced they would not increase their retail prices.

In these circumstances NGC was between a rock and a hard place. It could defend its position but at a considerable cost to revenue – or it could exit the market. After a detailed review it elected to sell its customer base and withdraw from the electricity retail market, a decision fully supported by AGL. Even so, it suffered significant losses, both from its retail activities and from the need to reassess the value of its electricity customer base in the changed circumstances. Despite the strong performance of its other operations, NGC suffered a net loss for the year of NZ$301.6 million, which has flowed in due proportion to AGL's profit and loss account.

However, NGC's remaining businesses in gas transmission and distribution, wholesale and retail natural gas and LPG sales, together with electricity generation, metering and infrastructure management and services, are performing well and will give NGC a solid profitable base for the future.

> **"The new gas-fired generating capacity we have committed to installing should put us in good shape over coming years."**

The second potentially difficult situation occurred in South Australia where a succession of well-reported decisions by Government and Regulators meant that the State had potentially insufficient electricity generating capacity and inappropriate connections to obtain supply from other states. In those circumstances the price of electricity sky-rocketed during the summer peak demand period, creating a dangerous environment for retailers and their clients.

Happily, AGL was able to adjust to these circumstances reasonably quickly, though not without some pain. Some losses were experienced initially but, subsequently, we were able to put in place innovative hedging arrangements. These, plus the new gas-fired generating capacity we have committed to installing, should put us in good shape over coming years.

Events in New Zealand and in Australia, particularly South Australia, beg the question whether a 'California-type' situation could occur in our country.

There are some differences in the various examples. In California the problem stemmed from inappropriate legislation. In New Zealand the issue is an inadequate wholesale market and an unbalanced retail market. In South Australia we have a paucity of supply arising from earlier official decisions, exacerbated by an inappropriate regulatory regime.

The common factor is that all result in unnecessary financial distress to market participants and less than adequate service to wholesale and retail power users.

The challenge for Australia will be to learn the lessons of recent events. Governments and Regulators must ensure that market settings and rules are appropriately balanced and structured.

You are aware from my previous Reports to you that the Board of AGL has concerns about the regulatory environment with which the energy industry is currently burdened. We believe there should be a regulatory framework to inhibit monopolistic practices, to encourage genuine competition and to protect the end-users. However, that framework should be equitable, fair to all parties, designed to encourage investment and innovation, and 'light-handed' in application.

In particular, we would argue that:

- regulation should be consistent across the whole of Australia. This applies not only to the rules imposed but also to the timetables for open access etc;
- pricing models should be consistent across all market segments. The present difference in arrangements for electricity wholesale and retail pricing is in neither the consumers' nor the nation's interests; and
- greater recognition should be given to market realities in regulating rates of return on investment in the energy industry (if that mode of regulation can be justified at all).

We look forward to the results of the current review by the Productivity Commission on aspects of the national framework for access to infrastructure facilities.

I know that many Proprietors are wondering what has happened to our review of AGL's gas and electricity infrastructure assets. I announced in May 2001 that we had deferred a decision for the time being.

The uncertainties surrounding energy regulation and competition make it difficult to form a clear view on the best way to structure these assets in the interests of Proprietors. The Company has done considerable work on exploring the various options but some important questions have yet to be clarified. I hope the situation may become clearer during the current financial year.

In April this year the Company and the NSW Government jointly announced that AGL's 164-year-old Constituent Documents would be modernised and that the 5% shareholding limit would be removed. The target date for introduction of the necessary legislation is not later than 1 July 2002. It is likely that a meeting of Proprietors will be needed before that date to adopt the new Constitution.

"We believe there should be a regulatory framework to inhibit monopolistic practices, to encourage genuine competition and to protect the end-users."

During the year we farewelled Len Bleasel, who had occupied the position of Managing Director for a decade. He had guided the Company through its transition from a NSW-based gas utility to the largest energy distribution and marketing company in Australia. During that period the Company's market capitalisation grew from $417 million to $3.7 billion. Len made an outstanding contribution to AGL and to the broader energy industry. On behalf of the Board, I acknowledge and thank him for this and wish him well as he moves to the next stage of his life and career.

The events of the year put considerable pressure on the executive and staff. It has also been a 'baptism of fire' for the Managing Director, Greg Martin. Greg succeeded Len Bleasel on 1 March 2001. On behalf of the Board, I would like to convey to Greg and his team our thanks for the way they handled the issues which arose and the efforts they made to protect the Proprietors' interests and to form a solid base for next year and those to follow.

I would also like to convey my personal appreciation to my fellow Board members for their support and dedication. It is our sincere hope and belief that next year's Report will tell a much better story.

M John Phillips, Chairman, 23 August 2001

"NGC's remaining businesses... are performing well and will give NGC a solid profitable base for the future."

Responding to changes and challenges

"Around the world the energy market is changing and the year just past has indeed been challenging. Market structures are evolving as legislative and regulatory reforms complete the move to a competitive energy environment and Australia is no exception."

Over the coming years every home and business in Australia will have the opportunity to choose their supplier, not just for their gas and electricity, but all other utility services as well.

In this environment AGL is entering one of the more important periods in its long history. With a great track record as a utility, we have embarked on the transition to become a winning energy company. Our future growth is dependent on ensuring we are market leaders with sustainable competitive advantage in all our business activities in order to deliver long-term value creation for our Proprietors.

"Our future growth is dependent on ensuring we are market leaders."

Strategically, AGL plans to build its future on investing in energy infrastructure, managing energy infrastructure and marketing energy products and services. We will continue to develop businesses in those sectors, with the intention of providing a better balance of returns from the regulated and non-regulated sectors.



Greg Martin
Managing Director

The New Zealand situation

To a significant extent the smooth implementation of our strategy was disrupted by the events in New Zealand. Since year end our 66%-owned subsidiary Natural Gas Corporation Holdings (NGC) has eliminated from its portfolio the considerable risks faced in retailing electricity in a highly-volatile marketplace.

As a consequence of the actions taken to address the situation, NGC can now rebuild its business on a smaller, but much more stable, platform.

> "AGL's other major businesses have performed well and the underlying strength of the Company is intact."

While things have not gone as well in New Zealand, AGL's other major businesses have performed well and the underlying strength of the Company is intact. With an experienced leadership team and a skilled and motivated group of over three thousand colleagues, AGL is well placed to thrive in the increasingly competitive energy market.

Energy Sales & Marketing

Building on our strategy of dual fuel retailing, we've increased our market presence in south-eastern Australia to a position of market leadership. At year end the AGL Group had almost two million customers buying either natural gas or electricity or both, making us the largest energy retailer in the country both by customer numbers and by units of energy sold. As consumers around the country are given the choice of energy retailer, AGL is well placed to offer both fuels as well as other services to an even wider range of Australian homes and businesses.

Over the next few years Australia will see the completion of the introduction of a fully-competitive energy market. The open marketplace will mean every business and every household will be able to purchase their gas and electricity from the supplier of their choice. To date we have seen the gradual introduction of competition for industrial and commercial customers for both gas and electricity in most states. I'm pleased to report that the Company has flourished in growing its business in those markets.

> "We've increased our market presence in south-eastern Australia to a position of market leadership."

We are confident that we will not see a duplication of the New Zealand electricity supply and demand situation occurring in Australia. Here there is a viable hedge market. There are many more generators and many more retailers. In fact, there are 73 registered code participants. The market is well supplied with coal and natural gas and is not dependent on the vagaries of the weather.

The principal issue facing Australian electricity retailers is the potential shortage of peak demand capacity for the few days of summer temperature extremes.


Les Fisk
Group General Manager
Corporate Services &
Company Secretary


John Fletcher
Group General Manager
Finance


Michael Fraser
Group General Manager
Energy Sales & Marketing


Ian Woodward
Group General Manager
Corporate Development

The management committee

To address this risk in South Australia and Victoria, we decided that the best way to ensure availability of necessary electricity volumes and a level of price certainty during peak demand times was to control our own peaking electricity generation capacity. This additional commitment to power generation highlights the close relationship between producing power and selling it to the end-consumer.

"This additional commitment to power generation highlights the close relationship between producing power and selling it to the end-consumer."

We are enhancing our competitive position and lifting reliability of supply to our customers by installing up to 400 MW of gas-fired peak generation capacity with new power facilities in South Australia and Victoria. Construction of these plants is now well advanced, with the majority of this capacity expected to be in operation early in the 2002 calendar year.

Agility

Only recently created as a manager of energy infrastructure, our infrastructure management and services business Agility has demonstrated its ability to contribute to AGL's bottom-line profit by delivering project benefits to asset owners within a very competitive market. A major infrastructure expense for asset owners is the operation and maintenance of their assets.

Increasingly, we believe both utility infrastructure owners and Regulators will recognise the wisdom of employing specialist organisations as the most cost efficient means of providing management, operations and maintenance services to extract the best returns from their assets and best results for their customers. Our newly created business Agility has been structured to serve those markets. We are proceeding with caution in this direction and we believe the third party market will develop, but we need to be cognisant of our investment returns and efficiencies at the core level.

ActewAGL

In the Australian Capital Territory through the joint venture between AGL and the Actew Corporation, a new venture, ActewAGL commenced trading in October 2000 and is now servicing the needs of over 136,000 customers in the ACT and adjoining areas of NSW.

ActewAGL has given us the first opportunity in Australia to demonstrate the benefits of the multi-utility model. Customers in the ACT are now billed by ActewAGL for their natural gas, electricity, water and sewerage services. In a short period of time, it is proving to be an excellent example of the way in which multi-utility services can be provided to customers through one organisation. The early returns to AGL from this business are also very encouraging.

New Directions

Exploring new opportunities during the year we acquired telecommunications and internet services retailer Dingo Blue and, adding to our previous infrastructure investment in VDSL fibre-optic business TransACT, we agreed to a 20% investment in COMindico, an internet protocol based wholesale telecommunications network.

At first glance AGL's foray into telecommunications appears a world away from our traditional energy base. A closer look, however, reveals a logical progression and a modern adaptation of our skills and expertise to develop additional products and services for our customers and extend our infrastructure portfolio.

Dingo Blue is still in its formative stages and is at present not profitable. In addition to the original purchase price of $21 million a further $34.2 million has been provided to fund operating cash flow and working capital requirements. While significant progress has been made in integrating this business within AGL's sales and marketing operations, the decision was taken to write down the carrying cost of the business to $33 million.

Planning for future growth

AGL remains in an excellent position to build on the strengths of our key businesses and plans to become a winning energy company at every level. A detailed analysis and review of the whole business has been commenced and is at present in progress.

"The planned introduction of a fully competitive energy market is still in progress."

While our strategic direction remains unchanged, execution of the strategy is also being comprehensively reviewed at this time.

The planned outcome of this process is significant improvements in efficiency across all of our businesses and the creation of a solid foundation for building the capabilities required to take full advantage of the many opportunities which will inevitably flow from the continually changing and dynamic energy market.

Included in the review is an examination of the structure of the balance sheet, the management of capital, achieving the right balance between risk and reward and an assessment of the role and longer term value of each business in the portfolio. We will seek out new profit opportunities and review the place of our non-core investments.

We are bearing in mind a number of key guiding principles as we transform ourselves into a winning energy company, all of which we think are important as we develop our re-focused, more executionally-based strategy model:

- enhancing capabilities in our existing businesses;
- creating positions of market leadership;
- developing superior value propositions for our customers;
- optimising capital structures for the assets in our portfolio; and
- sharing the skills of our people across the energy value chain.

To deliver on these drivers, we will operate all of our business operations to 'best-in-class' standards. Our business strategies are built on creating and maintaining competitive advantage in all of the markets in which we participate.

The coming year will see us focused in our efforts to build on our strengths as a major retailer of gas and electricity and associated products and services and as a major investor, manager and developer of infrastructure assets and energy businesses.

"AGL remains in an excellent position to build on the strengths of our key businesses and plans to become a winning energy company at every level."

I would like to take this opportunity to thank all my colleagues, who together are AGL, for their willingness to grasp the challenges of a constantly evolving organisation and industry. A special thank you also to the many thousands of loyal AGL Proprietors for their continued support. I have every confidence that over the coming years this loyalty will be well rewarded.

G J W Martin, Managing Director, 23 August 2001

"Our business strategies are built on creating and maintaining competitive advantage in all of the markets in which we participate."







AGL at a glance

Energy Networks

AGL's natural gas network investment comprises over 22,000 km of gas distribution pipes delivering approximately 103 PJ of natural gas annually for a number of energy retailing organisations. Through this business AGL distributes gas to over 827,000 sites in cities and towns across NSW.

AGL's electricity network service area covers 950 sq km of north-west greater Melbourne and includes the international airport and some major transport routes. Through this business AGL has around 7,000 km of electricity distribution wires and over 95,000 poles, delivering energy to about 261,000 electricity sites for a number of energy retailers.

Natural Gas



ACTIVITY
NATURAL GAS NETWORKS

OPERATIONS
Gas Networks owner of over 22,000 km of natural gas distribution network in NSW, delivering over 103 PJ of natural gas annually.

NATURAL GAS SITES
827,000

ACHIEVEMENTS 2000/2001
465 km of pipeline laid. Increased gas sites by 38,870. Gas distribution network continued to Narromine, Wellington, Kiama & Dubbo. Operating costs per site improved 10% to $211.

Electricity



ACTIVITY
ELECTRICITY NETWORKS

OPERATIONS
Electricity Networks owner of 7,000 km of electricity distribution wires and 95,000 poles in a 950 sq km area of north-west greater Melbourne.

ELECTRICITY SITES
261,000

ACHIEVEMENTS 2000/2001
4,668 additional sites. Tariff market up 4.5% to 1,733 GWh. Operating costs per site improved 5.6% to $103.

Agility

Agility was established in 2000 to consolidate into one area the wealth of skills, expertise and knowledge of AGL's infrastructure services people. It provides total infrastructure solutions to its customers. From project conceptualisation, through design, construction and commissioning, to management and operation, Agility is able to use the skills of its personnel to provide relevant services to asset owners and developers. Agility employs over 1,100 people across Australia.

Agility provides infrastructure management expertise to client owners of infrastructure and assists owners in maximising their returns and securing new infrastructure development initiatives.

The company is responsible for provision of a cost effective, timely and efficient range of services including metering, repairs and maintenance and project management activities including design, approvals and construction of infrastructure.

Asset Management



ACTIVITY
OPTIMISING ASSET PERFORMANCE

OPERATIONS
Agility manages 9,000 km of high-pressure gas transmission pipelines, 26,000 km of gas distribution networks and 950 sq km of electricity distribution network.

EMPLOYEES
243

ACHIEVEMENTS 2000/2001
Secured asset management and services contracts with APT, ActewAGL, AGL Gas Networks, AGL Electricity Networks and Country Energy.

Asset Services



ACTIVITY
OPERATIONS & MAINTENANCE

OPERATIONS
Provide a range of efficient services (including metering and emergency response) utilising a workforce of highly skilled and experienced people to keep assets up and running.

EMPLOYEES
775

ACHIEVEMENTS 2000/2001
Improved service provision to contracted customers together with continued cost reductions. Developing capability to bid for external contract work.

Team Build



ACTIVITY
CONSTRUCTION & ENGINEERING SERVICES

OPERATIONS
Provides an integrated suite of services ranging from planning and approvals through to engineering, procurement and construction, to commissioning.

EMPLOYEES
86

ACHIEVEMENTS 2000/2001
Successfully completed a number of construction projects throughout NSW, Queensland, Western Australia and the ACT. Awarded first non-gas construction project for the roll-out of fibre-optic cable in the ACT for TransACT.

Investments

AGL owns a 30% interest in the Australian Pipeline Trust, a public investment trust, which was listed on the ASX in June 2000. AGL's interest in around 7,000 km of high-pressure natural gas transmission pipelines was transferred into the Trust when it was established.

The ActewAGL joint venture owns and operates the electricity and gas networks in the ACT. It is a combined electricity and gas marketing business as well as operating the water and sewerage assets which remain in the hands of the ACT Government. The ActewAGL joint venture commenced in October 2000 and provides essential services to over 136,000 electricity, water, sewerage and natural gas customers in the region.

Australian Pipeline Trust



ACTIVITY
NATURAL GAS PIPELINES

OPERATIONS
A public investment trust. When established, AGL transferred around 7,000 km of high-pressure natural gas transmission pipelines into the Trust.

NET INVESTMENT
$31.1m

AGL OWNERSHIP
30%

ActewAGL



ACTIVITY
MULTI-SERVICES UTILITY

OPERATIONS
A joint venture between AGL and the ACT Government which provides electricity, gas, water and sewerage services to over 136,000 customers in the ACT region.

CUSTOMERS
136,000

AGL OWNERSHIP
50%

Telecommunications Networks & Services

TransACT is a broadband local-loop telecommunications network for Canberra and the ACT. TransACT is connecting over 100,000 homes and businesses for high-speed internet access and other broadband data intensive applications. AGL has a 20% interest in TransACT.

COMindico Holdings is Australia's first national independent internet protocol (IP) based wholesale supplier of integrated data and voice telephony services. It delivers convergent communication services to internet service providers, telephony carriers and sellers, and new communication business opportunities. AGL has agreed to a 20% investment in COMindico.

TransACT



ACTIVITY
BROADBAND TELECOMMUNICATIONS NETWORK

OPERATIONS
Connecting over 100,000 homes and businesses. Provides high-speed internet access and other broadband data intensive applications.

AGL OWNERSHIP
20%

COMindico



ACTIVITY
COMMUNICATION SERVICES

OPERATIONS
IP based wholesale supplier of integrated data and voice telephony services. Delivers communication services to internet service providers, telephony carriers and sellers, and new communication business opportunities.

AGL OWNERSHIP
20%

AGL at a glance continued

Energy Sales & Marketing

The Energy Sales & Marketing division is a retailer, wholesaler and trader in natural gas, electricity and energy-related services to customers throughout Australia, selling electricity and gas to more than 1.8 million homes and businesses. Energy Sales & Marketing employs over 700 energy sales, sales support and marketing people across Australia.

The 34 franchised AGL energy shops and agencies across NSW and the ACT provide a one-stop-shop for customers in a range of cooking, heating, hot water appliances and services, appliance advice, sales and installation.

AGL Response provides customers with a range of energy products and services including appliance repairs, electrical repairs and installations, hot water and air conditioning products and services.

Electricity



ACTIVITY
MARKETING & TRADING

Retailer and wholesaler providing electricity and related services to around 1,010,000 industrial and commercial businesses and homes across Australia.

CUSTOMERS
1,010,000

ACHIEVEMENTS 2000/2001
Franchised electricity load (excluding South Australia) grew by 5.1%.
Contestable electricity market share increased by 9.4% in NSW and 23% in Victoria.

Natural Gas



ACTIVITY
MARKETING & TRADING

Retailer and wholesaler providing natural gas and associated services to around 825,000 industrial and commercial businesses and homes across Australia.

CUSTOMERS
825,000

ACHIEVEMENTS 2000/2001
Average residential consumption increased to 28.2 GJ/customer.
Natural gas customer numbers increased by 5%.

AGL owns, operates and has investments in a number of gas-fired power generation and cogeneration projects, mainly in the mining and minerals processing regions of Western Australia. The focus of the Power Generation group is now centered on the construction of power plants at Somerton in Victoria and Hallett in South Australia to support our retailing operations. These plants are scheduled to be operational during the summer of 2001/2002.

Dingo Blue was acquired by AGL from Cable & Wireless Optus in December 2000 and is an online service provider offering a highly competitive suite of telecommunications products and services including mobile, international, long distance and local telephone facilities as well as being an internet service provider. Dingo Blue has 74,000 customers across Australia after two years of operation and will continue to operate under its own unique brand, servicing its existing customer base and providing a new platform for AGL's retail technology commerce business.

Power Generation



ACTIVITY
POWER STATIONS & COGENERATION PROJECTS

OPERATIONS
Cawse power station, Eastern Goldfields power assets (18%) and Windimurra power station (50%).

NET INVESTMENT
$63.3m

ACHIEVEMENTS 2000/2001
Completion of construction and commissioning of Windimurra power station.
Improved sales revenues by Southern Cross Energy through winning new customers.

Dingo Blue



ACTIVITY
TELECOMMUNICATIONS RETAIL

OPERATIONS
Online service provider of telecommunications products including internet, mobile, international, long distance and local telephone facilities across Australia.

CUSTOMERS
74,000

ACHIEVEMENTS 2000/2001
74,000 customers across Australia after two years of operation.
Selected as preferred supplier to One-Net customers.

New Zealand

AGL owns 66% of Natural Gas Corporation Holdings (NGC) which owns and/or operates New Zealand's 2,600 km gas transmission system throughout the North Island. NGC also owns and operates a gas distribution network extending 2,550 km. It has involvement in over 500 MW of power generation capacity in New Zealand which includes 32 MW of hydro-generation in the South Island.

AGL has a 20.5% interest in TrustPower, a regional electricity retailer and generator in New Zealand, with 270,000 customers and with 450 MW of power generation including hydro-generation and a wind farm on the North Island.

NGC



ACTIVITY
INTEGRATED GAS & POWER GENERATION

AGL owns 66% of NGC which owns and operates 2,600 km of the North Island's gas transmission and distribution network extending 2,550 km. Involvement in over 500 MW of power generation.

CUSTOMERS
99,000

AGL OWNERSHIP
66%

TrustPower



ACTIVITY
ELECTRICITY RETAILER & GENERATOR

A regional electricity retailer and generator with 270,000 customers and 450 MW of power generation.

CUSTOMERS
270,000

AGL OWNERSHIP
20.5%

Chile

Gas Valpo is the largest regional gas distributor in Chile and is a 100%-owned subsidiary of AGL, situated in the coastal cities of Valparaiso and Vina del Mar. Gas Valpo distributes and markets natural gas to 30,400 residential, commercial and industrial clients in the coastal region west of Santiago.

Gas Valpo



ACTIVITY
GAS DISTRIBUTION

OPERATIONS
Largest gas distributor in Chile. Distributes and markets natural gas to residential, commercial and industrial customers in the coastal region west of Santiago.

CUSTOMERS
30,400

ACHIEVEMENTS 2000/2001
Connected 30,400th customer

LPG

Elgas is the largest LPG distributor and marketer servicing the needs of around 550,000 domestic, industrial and automotive customers through a national network of branches and distributors in regional and country Australia. Elgas owns and operates Australia's only underground cavern storage facility located at Port Botany in Sydney, which is the first such facility in the Southern Hemisphere. This facility allows Elgas to store 65,000 tonnes of LPG 130 metres underground ensuring supply security for NSW and the east coast of Australia.

H C Extractions (HCE) is a wholly-owned subsidiary of AGL which produces LPG and naphtha. The HCE plant in Kurnell was commissioned and built by AGL in 1987.

Elgas



ACTIVITY
DISTRIBUTOR & RETAILER OF LPG

OPERATIONS
Services around 550,000 customers throughout Australia. Owns and operates the only underground cavern storage facility in the Southern Hemisphere, storing 65,000 tonnes of LPG 130 metres underground.

AGL OWNERSHIP
50%

ACHIEVEMENTS 2000/2001
$4.8 million profit contribution. The Cavern passed the pressure test and commenced operations in May 2000 when gas buying arrangements were finalised. Tax incentives were finalised in June 2000.

HCE



ACTIVITY
PRODUCTION OF LPG & NAPHTHA

OPERATIONS
Producer of LPG and naphtha.
Owner of Kurnell plant which was commissioned and built by AGL in 1987.

EMPLOYEES
15

ACHIEVEMENTS 2000/2001
$8.8 million profit contribution. Achieved 310 full production days. Achieved 33,451 tonnes of LPG production.

Expanding the networks and maintaining reliability of supply

The Infrastructure Management & Services division continues to successfully implement AGL's strategy of increasing revenue from unregulated operations and managing regulated assets to maximise return to Proprietors.

The division, which comprises our Gas and Electricity Networks and Agility businesses, contributed $321.1 million to operating profit (including significant items) before borrowing costs and tax, a decrease of $131.8 million over the corresponding previous year period.


Bill Armitage
General Manager
Energy Networks

The figure reflects the sale of most of our natural gas transmission pipeline assets to the Australian Pipeline Trust (APT) and the sale of our Australian Capital Territory gas networks into the ActewAGL joint venture.

In addition the Company received an operating profit contribution (including significant items) of $10.5 million from its 30% investment in APT.

Gas Networks

Gas Networks contributed $222.0 million to operating profit (including significant items) before borrowing costs and tax. The result included $49.3 million profit from the sale of the ACT gas network assets into the ActewAGL joint venture. The tariff market continues to be our most important market sector, contributing in excess of 79% of total revenue. NSW tariff sales grew by 1.2 PJ, reflecting a growth in the underlying residential segment of 1.0 PJ. This growth was a result of an increase in customer sites and in the average consumption per domestic customer site.

The number of new sites connected to the NSW gas network, 38,870, equalled last year's record increase of 5%. The total number of sites connected is now 827,191.

In October 2000 AGL transferred its ACT gas network assets into a joint venture with the Actew Corporation. Returns from these assets are now derived from AGL's 50% equity interest in the joint venture.

"The tariff market continues to be our most important market sector, contributing in excess of 79% of total revenue."

Total natural gas transported for the year of 103.2 PJ was an 8.1 PJ reduction on the previous year, principally as a result of the Smithfield cogeneration plant now being supplied directly from the Eastern Gas Pipeline and the gas now being transported by the ActewAGL joint venture in the ACT and Queanbeyan from October 2000. We have retained all other contract load and are currently transporting approximately 23.2 PJ per annum of natural gas under third party transportation contracts.

"The most significant area of growth continues to be the new home and medium density market in Sydney."

Gas reticulation continues to expand across NSW. The five-year Blue Mountains project, west of Sydney, was completed with a total of 607 km of mains and 9,393 residential connections. Project work continued in the towns of Narromine, Wellington, Kiama and the regional city of Dubbo. The LPG network in Parkes was connected to natural gas. The most significant area of growth continues to be the new home and medium density market in Sydney with 21,448 connections during 2000/2001. To support this increased growth, our operating capital expenditure was $73.4 million, of which 78% was used to expand the network by 465 km to 22,534 km.

Work continued to secure the necessary foundation load for the 303 km extension of natural gas to Tamworth and surrounding townships in the Central Ranges of NSW.

Gas Networks is subject to a regulated business environment and a revised Access Arrangement for the transportation of gas through the NSW network was approved by the Independent Pricing and Regulatory Tribunal (IPART) of NSW and commenced in October 2000. This Arrangement will prevail until 30 June 2004.

A key feature of the decision was the establishment of an initial capital base for the NSW network as at 1 July 1996 of $1.55 billion, which means that at 1 July 2000 the network capital base, including working capital, is approximately $1.67 billion. IPART has approved a formula for pricing based on a pre-tax real weighted average cost of capital of 7.75%.

In December 2000 Gas Networks became a founding member of the Gas Retail Market Company, which has been established in NSW to develop and administer the market rules and systems for full retail competition. As part of this organisation we are working with other participants to implement arrangements which will enable retail competition in the gas tariff market from 1 January 2002.

Electricity Networks

Our Electricity Networks cover an area of approximately 950 sq km of north-west greater Melbourne. This area includes some of the major growth corridors of Melbourne. Several large customers have moved into our area of operation, such as Delphi and Roxburgh Park Shopping Centre.

Electricity Networks contributed $70.7 million to operating profit before borrowing costs and tax. During the financial year, we delivered 4,026.4 GWh to 260,926 sites within the distribution territory, a 0.2% increase in energy throughput on the previous year, with 4,668 new sites being connected to the network.









The marginal increase in energy throughput resulted from the larger customers experiencing an economic downturn. The year also saw us investing $35.2 million to improve the network and to deliver reliable supply. A significant amount of capital was spent on improving safety, as well as quality of supply. For example, extra transformers were installed in the Sunbury and Yarraville zone substations and in the Keilor terminal station to reduce the risk of power failure in summer and avoid load shedding. New equipment was installed in the Somerton zone substation, increasing its capacity to facilitate further customer growth.

Other efforts included installing 20 automatic circuit reclosers which will help improve the reliability of supply performance, and augmenting the Tullamarine to Somerton 66 kV line to remove the risk of load shedding.

Several severe storms hit north-west Melbourne during the year. However due to the new investment made on the network, we were able to contain and minimise their negative impact. Customers Minutes Off Supply (CMOS) increased slightly to 102.5 minutes from 93.4 minutes in the previous year, but after taking the storm factors into consideration, CMOS fell to 87.1 minutes, a significant improvement of 6.7% over the previous year.

Having recognised and acknowledged community concern about the proposed construction of the Tullamarine terminal station, we were pleased to announce the station's deferral and the construction of the Somerton power station which will provide more reliable service to customers in peak periods. Community response to this initiative has been extremely positive.

"The year also saw us investing $35.2 million to improve the network and to deliver reliable supply."

The Office of the Regulator General (ORG) finalised its review of distribution prices for the five-year period commencing January 2001. Key features of the decision, which was based on a post-tax real weighted average cost of capital of 6.8%, are that AGL Electricity will be allowed to increase prices each year by a factor of CPI, less an 'X' factor determined by the ORG and there are opportunities for AGL to receive additional revenue if it is able to exceed reliability targets. Initially, the Determination required Electricity Networks to reduce prices by 14.8% from January 2001 and, in future, by CPI minus 1% in each of the remaining four years.

Securing an attractive new revenue stream for the AGL Group

An agile infrastructure operator

Agility's significant achievements in a short period of time highlight its ability to contribute to AGL's bottom-line profit by delivering project benefits to asset owners within a very competitive market.


Agility

The continued evolution of the energy industry will see infrastructure owners recognising the opportunities offered by the separation of ownership from management and operation. As a result there will be an increasing tendency to contract-in these services from organisations which have specialised in the necessary skills.

It was with this in mind that AGL realised the potential of offering our enormous wealth of management, commercial and technical expertise to other asset owners. Consequently, in June 2000 we consolidated our bank of skills into one group and launched Agility, an infrastructure management and services business which provides a 'whole of life' portfolio of infrastructure services, from concept and design, through to construction, commissioning, management and operation.

The establishment of Agility has provided AGL with many benefits. As well as providing an attractive economic alternative to all infrastructure owners, Agility has leveraged its relationship with AGL and its related entities, securing asset management and services contracts with APT, ActewAGL, AGL Gas Networks, AGL Electricity Networks and Country Energy. These contracts provide both cost savings for AGL-owned infrastructure and significant recurring revenues for the AGL Group.

"Agility is proactively building on the capabilities necessary to strengthen its competitive advantage in the market place."

In October 2000 Agility contracted its services to the ActewAGL joint venture, representing another milestone in the diversification of AGL into a multi-utility operation. Agility manages the ActewAGL gas network, ensuring reliable and incident free operation, and provides support in the areas of electricity network systems with technical know-how and knowledge. In June 2001 Agility completed and commissioned 22.2 km of pipeline that allows delivery of gas into ActewAGL's gas network from the Eastern Gas Pipeline. This investment provides for the long-term future growth of ActewAGL's gas business, with the additional benefits of security of supply and access to multiple gas sources.



Mark Harper
General Manager
Agility


Agility
Total Infrastructure Solutions

Another exciting milestone in AGL's diversification into a multi-utility operation was Agility's achievement of its first non-gas construction contract. The contract, awarded by TransACT, was for the roll out of fibre-optic cable in Canberra.

In addition to servicing AGL-owned assets, Agility's ability to develop innovative project structures and meet customers' needs at lower cost has seen it securing a number of new energy, telecommunications and water infrastructure projects. It now has service delivery contracts with clients in most Australian states and territories. These new contracts considerably enhance Agility's ability to contribute to AGL's bottom line. Indeed, in its maiden year of operation, Agility delivered a significant $28.4 million contribution to operating profit before borrowing costs and tax.

"The establishment of Agility has provided AGL with many benefits."

To enhance its already substantial list of growth initiatives (see below), Agility is proactively building on the capabilities necessary to strengthen its competitive advantage in the market place.

Growing the business

During its first year of operation, Agility completed several other projects and established arrangements for future growth prospects.

These included:

- successfully completing a number of construction projects, including:
  - the 111 km Peat lateral connecting into the Roma to Brisbane pipeline,
  - the NSW section of the Canberra primary mains extension,
  - the Camden pipeline for transportation of coal-bed methane into the Sydney gas network,
  - 35.7 km polyethylene lateral pipeline from Rutherford to Singleton in NSW,
  - the Wiluna pipeline compressor project in Western Australia,
  - construction of the 15 km Mt Magnet lateral in Western Australia, and
  - construction of the Temora and Cooma gas networks in NSW;
- formalising arrangements with Aurora Energy for the joint pursuit of the Tasmania gas project;
- establishing a relationship with Country Energy, to service the towns of Tumut and Gundagai;
- registering interest as a developer of infrastructure to supply water to the Kalgoorlie – Esperance region of Western Australia;
- providing consulting services to APT in relation to the development, management and operation of infrastructure, to deliver Timor Sea gas from Darwin to Moomba and Queensland; and
- providing regulatory and technical services to Somerton power station including interfacing with the Regulator and integration of the power generation system into the electricity network.

Keeping satisfied customers delivers profits

At year end AGL had a total of 1.835 million customers in south-eastern Australia buying either natural gas or electricity or both, making it the largest energy retailer in the country both by customer numbers and by units of energy sold.





The Energy Sales & Marketing (ES&M) division is responsible for the sale and marketing of gas, electricity and energy services to AGL's customer base across Australia.

These businesses comprise a large wholesaling and trading arm buying both gas and electricity to ensure we have well-priced and reliable supplies of both fuels. There is also a large energy services business meeting the needs of industry and commerce and offering a suite of products and services covering not just the supply of energy but a range of associated services related to the efficient use of energy.

The third arm is the very large retail market with around 825,000 gas customers in NSW, 746,000 electricity customers in South Australia, 264,000 electricity customers in Victoria and over 136,000 gas and/or electricity customers in the ACT being serviced by the joint venture company ActewAGL.





Highlights of the ES&M year were:

- the acquisition of its one millionth electricity customer;
- several awards for outstanding customer service by our call centres, including our Sydney centre being named the best call centre in NSW in the 50+ operator category;
- an increase in contracted sales to contestable electricity customers for future years of 94% in NSW and 23% in Victoria;
- the successful completion of a $1.3 billion electricity sales campaign to business customers in South Australia;
- the continued expansion of our energy shop network in NSW and the ACT; and
- the fit-out of a new call centre in Canberra in November, as part of AGL's regional development commitments under the ActewAGL joint venture.

For the twelve months to 30 June 2001 the division contributed $115.4 million to operating profit (including significant items) before borrowing costs and tax, compared with $58.5 million for the previous year. Included in the result is a profit of $5.0 million arising out of the sale by the Company of its ACT gas retail business to the ActewAGL joint venture.

The increased profitability is due to: a strong performance in contestable electricity markets in NSW and Victoria; the inclusion of results, for a full year, from AGL South Australia (the former business of ETSA Power), which was acquired by AGL in January 2000; and a strong performance in the residential gas market.

Natural Gas

Total natural gas sales were 12.6 PJ lower than the previous year's 106.7 PJ. This was a result of the completion of the Eastern Gas Pipeline which now supplies gas into NSW, and increased competition from other energy retailers for industrial and commercial business.

Sales of natural gas to the residential market increased over the level of the prior corresponding period by 1.6 PJ to 35.1 PJ. This was primarily due to the cold end of winter 2000, with strong sales in the months of July and August, as well as successful endeavours in connecting new customers, with 38,823 new customers added during the year. This increase was achieved even though the ACT/Queanbeyan customers were transferred to the ActewAGL joint venture from October 2000.

Sales to Victorian retailer Origin, via the NSW to Victoria interconnect pipeline, totalled 5.0 PJ under a five-year 5.0 PJ per annum contract signed in 1998. Sales in the twelve months also included 9.0 PJ to Incitec, 1.8 PJ to Country Energy and 6.5 PJ to National Power in South Australia.

Natural Gas is still at the core of AGL

AGL has continued to position itself as one of the largest purchasers of natural gas in the country. While we have major contracts in place to cover our gas wholesaling and retailing activities, we will need to source additional quantities of gas as markets continue to grow and as existing contractual arrangements begin to wind down.

> **"Australia is very fortunate in having many possible supply sources for natural gas."**

Australia is very fortunate in having many possible supply sources for natural gas. It is in the country's interest to have new sources of supply coming on-stream and we are confident that in coming years these new sources will supplement existing and newly found gas reserves in South Australia, Queensland and Victoria. We are equally confident that AGL will continue to be a major gas retailer, well able to work with the various gas producers to provide competitively priced natural gas to our customers.

Electricity

The milestone of our one millionth electricity customer was achieved during the year. Our combined share of gas and electricity customers is currently around 18% nationally.

An historic moment for AGL

The Sydney Olympics provided us with a high-profile opportunity to showcase our capabilities. AGL was commissioned to design and install the spectacular 'Ring of Fire' which was incorporated in the Olympic flame cauldron. The design and operation of the flame was greatly complicated by its operation within cascading streams of water, the risk to the safety of Cathy Freeman who lit the flame whilst standing in the centre of the ring, and the distance travelled between the place where it was lit and its final position within the cauldron. Our engineers excelled in the challenges of this project and provided a highly memorable result for the opening ceremony's huge international audience.



Outside of South Australia, retail electricity results in Victoria and NSW demonstrated strong growth levels, with 5.8% (236 GWh) and 47.5% (409 GWh) growth, respectively, in total load supplied over the prior period.

"AGL is focused on providing customers with the best solution to their energy needs and superior service."

During December 2000 a comprehensive demand-side management programme was implemented in South Australia, involving press, radio and outdoor advertising, supported by a comprehensive public relations campaign. The programme asked customers to conserve electricity during periods of high temperatures and was designed to reduce the potential for blackouts. It was very successful, especially during January and February 2001, achieving reductions of up to 8% in customer demand during one of the hottest summers recorded in the last 100 years in South Australia. This was the equivalent of approximately 11,000 houses switching off all power for an entire day.

The balance of energy supply and demand in South Australia has been further improved by the full commissioning of National Power's gas turbine generator at Pelican Point, South Australia, during January 2001. The Pelican Point plant has a capacity of approximately 470 MW.

Energy Services

AGL is focused on providing customers with the best solution to their energy needs and superior service. This includes value adding products and services that go beyond the straight sale of energy. Examples include real-time energy usage monitoring, programmed maintenance, power factor correction, power quality analysis and energy management advisory services. This also extends to building, owning and operating energy plant and equipment for customers.

AGL is carrying out its first Energy Performance Contract (EPC) with the Greater Murray Area Health Service. This contract is one of the first EPCs to be executed under the NSW Government's Greenhouse Gas Reduction Program, administered by the Sustainable Energy Development Authority (SEDA).

AGL continued to promote the use of natural gas as an environmentally friendly fuel for vehicles. The NSW State Transit Authority has committed to increasing the number of its buses using the fuel to 404, equivalent to approximately 24,000 residential customers' average gas usage.

"The Energy Sales & Marketing (ES&M) division is responsible for the sale and marketing of gas, electricity and energy services to AGL's customer base across Australia."



Choosing your energy partner

AGL has been preparing itself to succeed in an open energy market over a number of years. To date we have seen the gradual introduction of competition for industrial and commercial customers of both gas and electricity in most states. The Company has flourished in those markets. We now have a robust retailing, wholesaling and trading business in energy operating in all mainland states of Australia.

Whilst we recognise there will be other effective competitors offering their services, we believe we are well positioned to grow successfully as the remainder of the market opens up.

> **"We now have a robust retailing, wholesaling and trading business in energy operating in all mainland states of Australia."**

We are now only months away from the planned introduction of a competitive retail gas and electricity market in NSW and Victoria. All states - other than South Australia and Queensland - have recommitted to the announced timetables, but there remains a level of uncertainty over the rate at which the markets will be made competitive. There are still information management systems that need to be completed, and some uncertainties about the structure of the national electricity market, so it is possible that some of the timetables may slip.

There is in the marketplace the misconception that retail energy prices will continue to fall. In the early stages of market deregulation of the energy industry, the larger industrial customers were the first beneficiaries of competition when electricity prices, in particular, fell dramatically.

However, the pendulum is swinging back, demand is growing and there are signals being sent that more generating capacity in the electricity market needs to be built. We are now at a point where small business and domestic electricity users, whilst being given a choice of retailer, may have to pay more for their energy. This is contrary to most people's expectation of what would occur with the introduction of a competitive marketplace. Such a rise would not be related to the introduction of a competitive energy market, but rather to the increasing demand for power driving up the cost of generation, particularly at times of peak demand.







AGL makes good contacts

AGL NSW Call Centre

- Best utilities centre
  Jan - Mar 2001
  Apr - Jun 2001 Call Centre of the Year 2000

AGL Canberra Call Centre

- Joint 1st place Apr - Jun 2001
- Voted No. 1 by Today Tonight

AGL SA Call Centre

- Consistently in the Top 5

ActewAGL Call Centre

- One of the Top 5

ActewAGL - Australia's first multi-services utility

In a unique private/public partnership, ActewAGL was established on 3 October 2000 as Australia's first multi-services utility, through a 50/50 partnership between public company AGL and ACT Government business enterprise the Actew Corporation. The business provides electricity, gas, water and sewerage services and has over 136,000 customers. At least 62% of these customers are billed by ActewAGL for all four services. Net assets as at 30 June 2001 totalled $781.4 million.

AGL's share of equity profits from the joint venture was $26.3 million. AGL also earns additional revenue from the joint venture through our Agility business.

Because of the strength of both brand names the decision was taken to create ActewAGL as a combination brand. The business was quickly established in the ACT under the new name and has achieved extremely high recognition. The smooth transition to the joint venture structure has meant that the high standards of customer service previously offered by both AGL and Actew have been maintained. The strong emphasis on customer service quality was demonstrated when during the year, AGL's new customer call centre was rated as one of the top performing call centres in the utilities sector Australia-wide. Good progress was made in preparation for a fully-competitive retail market in both electricity and gas and the joint venture was pleased to retain a very high proportion of customers moving from franchise to contract during the nine months.

ActewAGL offers a 'Greenchoice' product range and its customer base for energy sourced from renewables increased to more than 3,700 customers by 30 June 2001. ActewAGL continued to be an important corporate citizen of the ACT and the region, the establishment of the joint venture led to a number of flow-on advantages for the Territory. In addition to the ActewAGL facilities, AGL's new call centre in Canberra brought 42 jobs to the ACT and to AGL, and Agility Team Build established its headquarters in the ACT.

More power for a growing electricity market

As the largest electricity retailer in Australia AGL recognised that the best way to ensure availability of necessary electricity volumes and a level of price certainty during peak demand times was to control its own peaking generation.

AGL's move into power generation highlights the close relationship between producing power and selling it to the end-consumer.

In a normal year AGL sells over 16,000 GWh of electricity in Australia, servicing the needs of almost all homes and businesses in South Australia, 264,000 customers in the Victorian market and a growing number of large consumers in NSW.

We buy power from a number of independent generators, via a series of forward contracts to ensure that wholesale prices are kept in line with the demands of the retail market place. In general terms we carry forward contracts covering over 90% of the forecast demand from our entire Australian customer base.

However as the demand for electricity grows, and with the expansion of AGL's electricity interests, the time is now right for the Company to look at projects that will support the retail side of our business by providing peak power generation during periods of high consumer demand. In May this year we announced that we







> "AGL's move into power generation highlights the close relationship between producing power and selling it to the end-consumer."

would build two gas-fired peak generation plants – one in Victoria and one in South Australia. These two states have seen significant price rises in the wholesale electricity market over the last two years. The Somerton power generation plant, north-west of Melbourne, will be a gas-fired peaking power station, while the Hallett power generation plant 170 km north of Adelaide will be a dual fuelled plant operating on natural gas whenever possible and liquid fuel at times when there is a lack of natural gas available through the Moomba to Adelaide pipeline.

Both plants are planned to be in service during next summer and will supply 150 MW and up to 250 MW into the Victorian and South Australian markets respectively. Apart from providing additional energy supplies when electricity demand approaches the total capacity of generation available in the market, the generators will facilitate greater price stability and more reliable service to customers during peak demand periods.

Our focus in power generation is to support our customer base. We currently have six power generation plants, which in the 2000/2001 financial year, made an operating loss of $0.3 million before borrowing costs and tax.

We have a 20 MW plant operating at Cawse, 60 km north-west of Kalgoorlie, that supplies electricity, desalinated water and steam to the Cawse nickel and cobalt mine and mineral processing plant. Earnings from the power plant decreased as a result of the plant's customer being placed in receivership. Despite this the Cawse mine is still considered viable and new contracts have subsequently been negotiated with the Receiver.

There are four power stations, owned by the Southern Cross Energy business, a partnership between AGL (15%) and the Canadian company TransAlta. The four plants,





at Mt Keith, Leinster, Kalgoorlie and Kambalda in Western Australia, supply 250 MW of electricity under long-term agreements to a mixture of gold, nickel and vanadium mining and mineral processing companies.

> "Our focus in power generation is to support our customer base."

Another Western Australian 13 MW plant has been operating for over a year at Windimurra, 70 km east of Mt Magnet.

In addition to our Australian programme, AGL through its 66%-ownership of NGC has involvement in over 500 MW of capacity in New Zealand.

Under construction

These two states have seen significant price rises in the wholesale electricity market over the last two years. In April 2001 AGL announced plans to construct a gas-fired peaking power station in the suburb of Somerton north-west of Melbourne. The Company followed this announcement with another to build a second plant at Hallett about 170 km north of Adelaide. AGL has indicated that it is considering a third gas-fired peaking power station of about the same capacity for the ACT.

Somerton Plant (Victoria)

Plant sourced from Holland and Germany

CAPACITY 150 MW	LAND PROCURED July 2001
EQUIPMENT Comprises 4 frame 6 General Electric designed gas turbines each with an output of 34–37 MW.	COMMENCED CONSTRUCTION July 2001 PLANNED COMMISSION December 2001
PLANT CONFIGURATION Running on natural gas the plant will connect to AGL's 66 kV distribution network.	LOCATION 

Hallett Plant (South Australia)

Plant sourced from Finland, Italy, Chile, Canary Islands and NSW

CAPACITY 250 MW	LAND PROCURED July 2001
EQUIPMENT Comprises 12 frame 5 open Cycle General Electric designed gas turbines each with an output of 14–20 MW.	COMMENCED CONSTRUCTION August 2001 PLANNED COMMISSION 96 MW in January 2002 and 84 MW beginning February 2002
PLANT CONFIGURATION Capable of running on both liquid fuel and natural gas the plant will connect into ElectraNet's 275 kV transmission system.	LOCATION 

What happened in New Zealand?

"As a result of this acquisition NGC became the largest electricity retailer in New Zealand and the generating plants provide about 12% of New Zealand's annual electricity demand."



During 2000 NGC, our 66%-owned subsidiary acquired TransAlta New Zealand, a predominantly electricity retail business, with gas-fired and hydro-power generation interests and other infrastructure. As a result of this acquisition NGC became the largest electricity retailer in New Zealand and the generating plants provide about 12% of New Zealand's annual electricity demand. In doing so NGC became a net retailer. In other words, to service its residential, commercial and industrial customers, it faced an excess demand over and above the generation it had within its portfolio. As a consequence to meet its commitment to its customers it had to buy electricity on the spot market.

The market in New Zealand is different from Australia, in that the large predominantly government-owned generators, which generate both hydro and thermal electricity, also compete in the mass customer market as retailers. This meant that NGC had to negotiate to buy power from the generator companies who were also NGC's major competitors in the retail and business markets.

In what has turned out to be a very thin hedge market, NGC was unable to secure adequate commercially acceptable hedging contracts to cover the 2001 winter period. To make matters worse, as a consequence of less than average water inflow into the North and South Island lakes and dams, wholesale electricity prices started to escalate and reached the point where they took a step change in June following the expiry of NGC's existing hedge contracts. Prices increased some five to six times over last year's levels. NGC found itself in a position where it was selling electricity into a competitive retail market at substantially less than the wholesale cost.

"NGC found itself in a position where it was selling electricity into a competitive retail market at substantially less than the wholesale cost."

In the lead-up to winter, NGC had been in negotiations with parties attempting to secure hedge contracts. The odd contract that had been on offer late in 2000 had been at price levels which were significantly



above those prevailing in the market. NGC was of the view late last year that it would be able to either negotiate more favourable terms in the lead-up to winter this year or establish other commercial arrangements to close off future exposures to spot market prices. It transpired that this was not possible and although NGC went out and formally tendered for hedge contracts at the beginning of March, none were offered for the winter period. Even if NGC had taken all of the hedge cover that was on offer during the last twelve months it would still not have been able to fully cover its exposure.

To overcome the problem and rectify the situation, NGC formed the view that, given the way the wholesale electricity market currently operates in New Zealand it would never be competitive in the electricity retail business as a net retailer. On 13 July 2001 NGC sold its South Island retail electricity interests to Meridian Energy and on 1 August its North Island electricity customer base was sold to Genesis Power.

In August 2001 NGC announced that as a result of the continuation of the high wholesale electricity prices, during the period prior to the sale of the electricity retail business, its earnings for the year ended 30 June 2002 would be affected. NGC's net exposure in the period would result in losses for the electricity retail business in the region of NZ$40 million after tax. However, it is expected that the losses will be more than offset by earnings from NGC's electricity generation business over the remainder of the year.

"In contrast with the extremely difficult electricity retail trading conditions in New Zealand, NGC's gas... businesses performed strongly."

Most importantly the fundamental structure of the Australian market is very different from New Zealand. In this country we have been able to secure hedge cover for over 90% of the electricity load that we supply in all major markets in which we do business, at least until the end of calendar year 2002.

Chile

AGL has held a 50% interest in Gas Valpo, the 148-year-old natural gas distributor and owner of gas distribution businesses in Chile's Valparaiso and its twin coastal city Vina del Mar since 1998.

In July 2000 AGL acquired the remaining 50% interest from Lipigas for a purchase price of US$22 million.

During the first six months under review, Gas Valpo completed its rehabilitation of the former towns gas network. By June 2001 Gas Valpo connected its 30,400th customer. It now operates 320 km of mains and distributes 3.5 PJ of gas annually to the second most heavily populated part of Chile.

Gas Valpo operates in a region which contains some of the largest energy users in the country. They include a copper smelter, an oil refinery, a cement plant and the Chilean navy.

All major capital works envisaged under the initial project phase of the development have been completed although the conversion and connection of new customers will continue for several years. In the meantime AGL is assessing its future options for Chile.

AGL's 33.3% investment in AGL Perfeco, which was originally established to manufacture nylon pipe in support of Gas Valpo's rehabilitation project, was sold on 31 May 2001 to the remaining shareholders.

The other New Zealand businesses did well

In contrast with the extremely difficult electricity retail trading conditions in New Zealand, NGC's gas trading (retail and wholesale) infrastructure management and generation businesses performed strongly. Nevertheless, as a result of the loss sustained in the electricity retail business, NGC's contribution (including significant items) to AGL before borrowing costs, tax and outside equity interests was an operating loss of $182.3 million compared with a profit of $92.5 million in the previous year.

NGC's gas businesses, including natural gas and LPG, traded at high volumes due to high thermal generation demand, recent cold weather and the competitive position of these fuels compared with other forms of energy. Gas sales grew by 48.5%. Its generation business includes its Taranaki combined cycle plant (100% owned), Southdown cogeneration plant (50% owned), Kapuni cogeneration plant (50% owned) and Cobb hydro station (100% owned). Generation capacity from these facilities is over 500 MW.

As required by the New Zealand Commerce Commission AGL's 100%-owned Hutt Valley gas network and meter business was sold in July to Powerco for NZ$118 million. In addition, the 20.5% stake in electricity retail and generation business TrustPower contributed NZ$5.5 million to operating profit before borrowing costs and tax.

Exploring new opportunities

During the year AGL made two significant investments in telecommunications. In September 2000 we agreed to invest $40.0 million (20%) in COMindico, a national internet protocol based wholesale network, and in December we acquired Dingo Blue an online retailer of telephony and internet products and services from Cable & Wireless Optus for $21.0 million.

These acquisitions add to the 20% direct investment in TransACT, a Canberra-based company rolling out a broadband fibre-optic telecommunications network throughout the ACT.

For the twelve months ended 30 June 2001, the technology commerce businesses made an operating loss (including significant items) of $33.4 million before borrowing costs and tax.

> **"Dingo Blue was selected as the preferred supplier to provide on-going internet services to One-Net customers, previously part of the One.Tel company."**

As at 30 June 2001 AGL had invested $55.2 million in Dingo Blue, consisting of the original acquisition of $21.0 million, plus loans of $34.2 million advanced to fund operating cash flows and working capital requirements. In June 2001 the Company undertook a comprehensive operational review of its investment including contractual relationships and as a result, a $22.2 million write-down before tax was made primarily relating to goodwill and deferred expenditure.

Since our acquisition of Dingo Blue, we have progressively developed the business, particularly in long distance and internet products. Dingo Blue now provides in excess of 143,000 home phone (local and long distance), mobile and internet services. The ultimate intention is to offer these services to AGL's traditional customer base.

Dingo Blue was selected as the preferred supplier to provide on-going internet services to One-Net customers, previously part of the One.Tel company.

At first glance AGL's foray into telecommunications appears a world away from our traditional energy base. A closer look, however, reveals a logical progression and a modern adaptation of our skills and expertise to develop additional products and services for our customers, as well as seeking information-based solutions to business practices, which improve efficiency.

While the TransACT, COMindico and Dingo Blue investments are relatively small, they position AGL well to deliver a range of innovative services to our customers during the next few years.


AGL CENTRE

TransACT Communications

COMindico
INTELLIGENCE CONNECTED

The LPG businesses

Elgas

Elgas (AGL 50%) made a $4.8 million contribution to operating profit before borrowing costs and tax for the year compared with $9.4 million for the previous year.

The cost of purchasing LPG for resale is determined by the Saudi contract price, shipping and terminal costs, all of which are expressed in US dollars. Large rises in the Saudi contract price at the same time as large falls in the US dollar/Australian dollar exchange rate led to massive rises in the cost of purchasing LPG. The average cost of LPG purchases in 2001 was 38% higher than 2000 and 154% higher than 1999.

As a result of these substantial rises in cost, the downstream LPG business in Australia suffered, and growth in both sales volumes and profit was curtailed.

Elgas managed to recover the cost imposts through price rises and while it was successful in limiting the migration of customers to other fuels, loyal customers tended to conserve their consumption.

At the start of the financial year, the Elgas Cavern underground LPG storage facility had just begun operations. Since then, over 200,000 tonnes of LPG have passed through it. LPG from the Cavern has already been distributed as far north as Cairns, as far south as Melbourne and as far west as Adelaide. The Cavern has proved to be a distribution hub for the Australian east coast and product from it has been supplied to all LPG distributors in the market. Growth in Cavern throughput is expected in the year ahead.

Shortly after the end of the financial year, Elgas merged its autogas business with that of Wesfarmers Kleenheat in all states except Western Australia. This new partnership will trade under the name of Unigas. Broadly, Elgas will supply Unigas with LPG and Wesfarmers Kleenheat will provide transportation services.

The Unigas business will leverage off the capabilities of both partners to achieve economies of scale and lowest cost operations. It will market autogas through a network of 1,000 sites and will provide non-aligned service stations with an independent source of supply.

H C Extractions

H C Extractions had a record year generating operating profit before borrowing costs and tax of $8.8 million, $0.5 million higher than the previous year. This result was achieved predominantly as a result of high LPG prices underpinned by strong world oil prices even though production of LPG decreased by 930 tonnes to 33,451 tonnes.



Property

Remediation of AGL's former gasworks site at Breakfast Point, formerly known as Mortlake, is approximately 95% complete, despite delays experienced in May 2001 due to wet weather. Completion of all site works is scheduled for the end of December 2001.

The purchaser of Breakfast Point, Rosecorp, settled the acquisition of Stage 2 on 24 November 2000 and exercised the call option on 30 April 2001 for the purchase of Stage 3 for the sum of $30.6 million, resulting in a profit of $20.8 million.

Settlement has taken place on all allotments within the industrial land subdivision at Mars Road, Lane Cove.

Contracts have been exchanged for the sale of a property at Singleton for $362,000, with the purchaser being responsible for the remediation of the land.





"H C Extractions had a record year generating operating profit."

Working for our Proprietors, for the community and for the environment

AGL is undertaking environmental projects which have been both earnings and environmentally positive, while at the same time continuing to support broader community and government-led programmes.





This year, for the first time AGL will be publishing a Social and Environmental Responsibility Performance Report. This Report will outline our commitment to developing a sustainable business strategy by assessing our consideration of the environment, the community and social issues in all business decisions we make. In recent years, demand for such a report has increased dramatically.

Bringing together in one publication all the work we do that has an impact on the environment and the community, the Report provides us with an opportunity to communicate the many good things we do. At the same time we recognise that development and implementation of a sustainable business strategy will be a journey of continual improvement. The Report will also help us identify areas of our business where improvements can be made.

Rather than a hard copy production, the inaugural Social and Environmental Responsibility Performance Report will be published on our web site soon after the Annual General Meeting on 16 October 2001.

AGL's Environmental Direction

AGL's Goldline project has dramatically reduced greenhouse gas emissions from the urban low-pressure distribution system in Sydney. The project has cost $375 million, spanned a decade and rehabilitated over 6,000 km of mains and involved over 380,000 customers.

> **"AGL's Goldline project has dramatically reduced greenhouse gas emissions."**

The Goldline project has had a dramatic impact on atmospheric greenhouse gases as it has reduced fugitive emissions of natural gas by the equivalent of about 2.5 million tonnes of CO^2 annually. In December 2000 the importance of this environmental achievement was recognised when the Australian Greenhouse Office awarded AGL the Greenhouse Challenge Award 2000 for the project. This Award, together with the Keep Australia Beautiful Award for the Ballera to Mt Isa pipeline project in 1998, is tangible evidence of AGL's commitment to sustainable development principles.

> **"AGL played a key role in the development of Australia's first green electricity rights exchange."**

During the past twelve months, Stage 1 of the Nowra Landfill Gas Management Project was completed. Stage 1 resulted in the capture and flaring of fugitive emissions of landfill gas from the West Nowra landfill site. It is estimated that Stage 1 will reduce greenhouse gas emissions from the site by about the equivalent of 25,000 tonnes of CO^2 annually. Stage 2 of the Project will consist of the installation of electricity generation equipment that utilises the landfill gas for the environmentally friendly generation of electricity.

Renewable energy

AGL played a key role in the development of Australia's first green electricity rights exchange, the Green Electricity Market (GEM), which commenced in July 2001. GEM will provide renewable energy generators with an electronic market platform that enables the value attached to the 'green nature' of their electricity to be captured. GEM will enable tracking and reporting of Renewable Energy certificates and will facilitate an electronic market for buyers and sellers who wish to trade those certificates. AGL and other members of the Australian electricity industry have worked together to develop the scheme.

Further growth in the GEM is likely to see greater renewable energy resources come online over the next few years. We have regularly reported on renewable purchases and sales as part of our involvement in the National Green Power Program and state-based retail licence conditions.



The National Green Power Program encourages customers to contribute to the collective purchase of renewable electricity, having the effect of reducing greenhouse gas emissions by displacing power sourced from coal-fired generation.

The Program is accredited by the Australian Greenhouse Office. Under the Program we purchase wholesale renewable energy from landfill sites and other sources such as solar in NSW, Victoria and South Australia.

We also participate in the Greenhouse Challenge Program, the NSW Energy Smart Business Program and the Company is one of twelve Australian companies listed on the Dow Jones Sustainability Group Index (DJSGI). The DJSGI consists of more than 200 companies that represent the top 10% of the leading sustainable companies in 68 industry groups across 22 countries.

AGL has also installed a renewable power generation facility at Melbourne Water's Western Treatment Plant. The power generation plant works by capturing methane gas released during the sewage treatment process and using it in gas engines to produce electricity and reduce greenhouse gas emissions. The energy produced is used in the Plant's treatment process. This project is enabling Melbourne Water to reduce greenhouse emissions by more than 20,000 tonnes of CO^2 equivalent per annum.



Sustainable Living Competition

For the third year in a row we supported the AGL Sustainable Living Competition. This national competition encourages secondary students to take on the challenge of environmental sustainability by seeking out new and innovative solutions to common daily problems. Students submit classroom projects that embody creativity, innovation and commercial viability. They benefit from learning team and networking skills as they work side by side with business, educators, local communities and government.

People

With the integration and consolidation of ETSA Power, Dingo Blue and TransAlta into the AGL family, management of our greatest asset has been more crucial than ever in the past twelve months. Ensuring that our people policies and our Company's values are consistent across the Group has been a rewarding challenge. It is also tremendously exciting to welcome into the Company new people who bring a wide range of new skills and capabilities and perspectives.

In line with these changes, our people support systems have continued to evolve this year. Integration of new companies brings with it many challenges, plus opportunities to review the way we operate, and to streamline and improve those processes. For example, compared with running eight payrolls per month in July 2000, we now have more employees, but run just three payrolls per month.

"It is also tremendously exciting to welcome into the Company new people who bring a wide range of new skills and capabilities and perspectives."

The changes to our infrastructure business, along with the prospect of full retail contestability looming ever closer, has meant that everyone within AGL needs to sharpen their competitive edge. A series of training programmes are being undertaken in various parts of the business to advance our sales, negotiation and project management skills.

Development of our people, particularly in the area of leadership, continues to be a priority for us. Our performance in this area is monitored each year with the Company-wide Four Quadrant Leadership survey.


Life Guard

Opportunities for our young people to develop such skills are offered through a number of different initiatives such as the Young Australians Forum (formerly the Queen's Trust). One of our people was selected to attend the Forum in July 2000. The week-long event, attended by 100 young people with demonstrated leadership potential, provides an arena for participants to look beyond themselves and focus their attention, skills and energy on some core issues facing our nation.

Health, Safety and Environment

AGL is continuing to offer a range of services to our people, to ensure that they are not put in any danger in the course of fulfilling their duties.

One of the many initiatives offered over the past twelve months has been the Ergonomics Programme. To date this on-going programme has seen over 300 employees assessed to ensure that their immediate working environment is comfortable and appropriate for the work they are required to do and is not putting them at risk in any way. This programme has been particularly popular and relevant in our call centres.

A series of presentations by the NSW Cancer Council has helped raise skin cancer awareness. In the coming year we hope to be able to be extend this programme to all states, with a particular emphasis for those employees who work outside. Our flu vaccination programme remains very popular, with over 700 employees receiving the vaccine in Autumn 2001. Work/Life Balance sessions have also been conducted, to assist employees in managing stress.

Through its provision of Field Services in the Northern Territory, Agility assisted NT Gas to win the Minister for Resource Development's Award in Resource Development, in the category of workplace safety, for the second year in a row.

Life Guard

Our Health, Safety and Environment Management System, known as Life Guard, provides the framework of legal requirements, standards and guidelines for continuous improvement in our health, safety and environment performance.

Each business unit is required to identify the risks that arise from their activities and to implement controls to ensure the health and safety of their staff, contractors, customers and the public. There is also the need for potentially adverse environmental effects to be remedied or mitigated in order to avoid environmental harm.
Each business develops their own Health, Safety and Environment Management System consistent with the framework of AS/NZS ISO 14001:1996 (Environmental Management Systems) and AS/NZS ISO 4804: 1997 (Occupational Health & Safety Management Systems). Regular audits ensure that there is continual improvement in this area.

"Development of our people, particularly in the area of leadership, continues to be a priority for us."

The Lost Time Injury Frequency Rate for the year was 2.5, a 30% improvement on last year's result of 3.6.

It has been particularly rewarding over the past twelve months to introduce the Life Guard system into the New Zealand part of our business. As always the high point in the Life Guard calendar was our annual Life Guard Excellence Awards, held in August 2000. These Awards provide an opportunity to recognise the achievements and successes of individuals, teams and business units who have excelled in implementing health, safety and environment initiatives.

This statement outlines the main Corporate Governance practices which were in place throughout the financial year.

Board of Directors and its Committees
The Board is accountable to Proprietors for the business and affairs of the Group. Specifically the Board: sets the strategic direction of the Group; establishes goals for management; reviews the performance of the Managing Director and senior executives; and ensures that Proprietors' funds are prudently safeguarded. The responsibility for implementing the strategic direction and the day-to-day affairs of the Group is delegated to the Managing Director.

The Board is supported by several committees of its members. The main continuing committees are Nomination Committee, Remuneration Committee, Audit and Risk Committee, and Health, Safety and Environmental Committee.

Composition of the Board
The Board of The Australian Gas Light Company consists of eight Directors. Seven of these, including the Chairman and Deputy Chairman, are non-executive Directors. The Managing Director is an executive Director. Any casual vacancy on the Board may be filled by the remaining Directors. However, Directors appointed by the Board are subject to election by Proprietors at the next Annual General Meeting, and re-election at regular intervals in accordance with the Company's Constituent Documents. The Chairman and Deputy Chairman are elected annually by the full Board. The names of the Directors and their attendance at meetings during the financial year are set out in the Directors' Report on pages 36 to 37.

Non-executive Directors are remunerated by fees determined by the Board within the aggregate limit of $900,000 approved by Proprietors in October 2000. External professional advice is sought when Directors' fees are being determined to ensure their compatibility with fees paid to directors of other major corporations. Directors may also apply part or the whole of their remuneration to the purchase of the Company's shares under the AGL Share Purchase Plan. Directors also have an entitlement to retirement benefits in accordance with arrangements approved by Proprietors in 1985. Further details of Directors' remuneration and superannuation are set out in the Directors' Report on page 39.

Nomination Committee
The Nomination Committee comprising three non-executive Directors, Mr M J Phillips (Chairman), Mr M R G Johnson and Mr G J Reaney, met six times during the year. Its terms of reference are to:

- review and make recommendations to the Board on the composition of the Board and the criteria for Board membership;
- ensure that a proper succession plan is in place and consider and nominate a panel of candidates with appropriate expertise and experience for consideration by the Board;
- where considered necessary, recommend to the Board the terms of appointment of any proposed new non-executive director;
- review the membership of other Board Committees and make recommendations to the full Board; and
- perform other related tasks as directed by the Board.

Remuneration Committee
Three non-executive Directors, Mr M J Phillips (Chairman), Mr M R G Johnson and Mr G J Reaney form the Remuneration Committee which met six times during the year. The primary functions of the Committee are to review and report to the Board on:

- the remuneration of the Managing Director and his direct reports;
- the remuneration policies for the AGL Group;
- proposals for issues under, or changes to, the AGL Share Reward Plan;
- proposals for issues under, or changes to, the AGL Share Loan Plan;
- proposals for other reward initiatives;
- succession plans for Executive Management; and
- other related matters as directed by the Board.

The Managing Director is invited to the Remuneration Committee meetings as required to discuss his direct reports' performance and remuneration packages.

The Committee is empowered to seek independent advice on any matter brought to its attention for review.

Audit and Risk Committee
Membership of the Audit and Risk Committee comprises four non-executive Directors, Mr G J Reaney (Chairman), Mrs C J Hewson, Mr D C K Allen and Mr A B Daniels.

The Managing Director, Group General Manager Finance, Group Controller, Manager Group Audit Services and the external auditor attend meetings at the discretion of the Committee. During the year three meetings of the Committee were held. Minutes of the Committee are reviewed by the Board at its subsequent meeting.

The responsibilities of the Audit and Risk Committee include:

- reviewing the annual audit plan with the external auditor;
- reviewing and approving the annual Group Audit Services' audit plan;
- reviewing the Group's accounting and financial reporting practices, including the effect of changes in accounting standards and practices, Australian Stock Exchange (ASX) listing requirements and corporate legislation;
- reviewing significant transactions which are not a normal part of the Group's business;
- reviewing half-year and full-year accounts;
- receiving and reviewing significant Group audit reports;
- reviewing assessment of business risks across the Group and ensuring there is appropriate coverage in the Group Audit Services' audit plan;
- reviewing the performance of the external auditor and proposing changes where considered necessary; and
- considering any other financial matters of the Group which the Audit and Risk Committee or the Board determines is desirable.

Since the end of the financial year the responsibilities of the Audit and Risk Committee have been formally expanded to include the review of the Group's risk management activities.

Health, Safety and Environmental Committee

The full Board meets, at least twice a year in Committee, to review the Group's commitment to health, safety and the environment and the effectiveness of its policies in those areas. The Committee also reviews the results of environmental facility audits of the various business units.

Independent Professional Advice

Each Director has the right to seek independent professional advice at the Group's expense. Prior approval of the Chairman is required, which may not be unreasonably withheld.

Directors' Share Dealings

To be eligible for election as a Director of the Company a person must hold 2,000 shares. A formal policy on share dealings is in place whereby Directors and senior management may buy or sell the Company's shares only during the four-week periods following the release of the half-year results, full-year results and the Annual General Meeting unless exceptional circumstances apply. They are also precluded from buying or selling AGL's shares at any time if they are aware of any price-sensitive information which has not been made public.

The policy reinforces the prohibition on insider trading contained in the Corporations Act 2001.

The current shareholdings of Directors are shown on page 36.

Internal Control Framework

The Board acknowledges that it is responsible for the overall internal control framework, but recognises that no cost effective internal control options will preclude all errors and irregularities. There are well-established procedures at Board, corporate and business unit levels designed to safeguard the Group's assets and interests and to ensure the integrity of its reporting. These include: accounting, treasury and personnel policies; insurance and risk management programmes including disaster recovery; environmental systems; a Trade Practices compliance programme; and a legislative compliance policy. In June 2001 the Board conducted its bi-annual review of AGL treasury policies and ratified recommended amendments.

The Board is acutely aware of the ringfencing obligations under the National Third Party Access Code and Gas Pipelines Access Law which apply to entities which own or operate pipelines and networks. Formal ringfencing protocols are in place to ensure the Group's obligations are not breached.

A continuous disclosure regime operates throughout the Group. The Company Secretary is the nominated Continuous Disclosure Officer and he reports to the Board quarterly on matters notified to the ASX. In the event a decision is made not to notify the ASX of a particular event or development, the reason for non-notification is advised to the Board. Directors receive copies of all announcements immediately after notification to the ASX.

AGL's Values

Adherence to the highest standards of corporate practice and conduct is an uncompromising requirement of each Director, manager and employee.

AGL's Values define the principal patterns of conduct expected of everyone in the AGL community.

Concise Report 2000/2001

The concise financial report has been derived from the full financial report for the year ended 30 June 2001.

Contents

The full financial report and auditor's report will be sent to Proprietors on request, free of charge. Please call 02 9922 8259 and a copy will be forwarded to you or, alternatively, you can access the full financial report and the auditor's report via the internet at: http://www.agl.com.au

The Directors present their report together with the concise financial report of The Australian Gas Light Company and the consolidated financial report of the consolidated entity, being the Company and its controlled entities, for the year ended 30 June 2001 and the auditor's report thereon.

Directors

The Directors of the Company at any time during or since the financial year are:

M J Phillips AM BEc – Chairman, Age 71

A non-executive Director since 1992 and appointed Chairman in October 1996. Chairman of the Nomination, Remuneration and Health, Safety and Environmental Committees. Mr Phillips is Chairman of IBJ Australia Bank Limited and Chairman of the Foreign Investment Review Board. His other directorships include QBE Insurance Group Limited, Woolworths Limited and WMC Limited. Mr Phillips is Chancellor of the University of Western Sydney and Chairman of Australian Charities Fund. He is also Hon Treasurer of Caritas Australia and a member of the Pontifical Council 'Cor Unum'. Formerly Deputy Governor and Deputy Chairman of the Reserve Bank of Australia.

M R G Johnson LLB MBA – Deputy Chairman, Age 60

A non-executive Director since 1988 and appointed Deputy Chairman in October 1996. Member of the Nomination, Remuneration and Health, Safety and Environmental Committees. Mr Johnson's other appointments include Deputy Chairman of Macquarie Bank Limited, Chairman of Macquarie Infrastructure Group, and a director of Biota Holdings Limited, the SFE Corporation and the New Zealand Futures & Options Exchange. He is also Chairman of the Advisory Board to Axiss Australia and a Trustee of the Museum of Applied Arts and Sciences.

G J W Martin BEc LLB – Managing Director, Age 41

Appointed Managing Director and Chief Executive Officer from 1 March 2001. Member of the Health, Safety and Environmental Committee. Mr Martin has been with AGL for twenty years. Prior to his present appointment he was Group General Manager Infrastructure Management & Services. He is also Chairman of Natural Gas Corporation Holdings Limited of New Zealand.

Sir Ronald Brierley, Age 64

A non-executive Director since 1987 and a member of the Health, Safety and Environmental Committee. Sir Ronald's directorships include Adsteam Marine Limited and Tooth & Co. Limited. His offices overseas include Chairman of Guinness Peat Group plc.

G J Reaney BCom CPA, Age 58

A non-executive Director since 1988, Chairman of the Audit and Risk Committee and a member of the Nomination, Remuneration and Health, Safety and Environmental Committees. Mr Reaney is also a director of St George Bank Limited, Australian Rural Group Limited, Open Telecommunications Limited and Queensland Cement Limited.

D C K Allen AO MA MSc, Age 65

A non-executive Director since October 1996 and a member of the Audit and Risk, and Health, Safety and Environmental Committees. Mr Allen is a director of the National Australia Bank Limited, Amcor Limited, Earthwatch Australia, Air Liquide Australia Limited and Strategic Industry Research Foundation Limited. He is also Chairman of the CSIRO. Mr Allen retired as Managing Director of Woodside Petroleum Limited in 1996.

C J Hewson BEc MA, Age 46

A non-executive Director since October 1996, a member of the Audit and Risk, and Health, Safety and Environmental Committees, and Chairman of Trustees of the AGL Superannuation Funds. Mrs Hewson's other directorships include CSR Limited, South Australia Water Corporation and AMP Limited. Her community involvement includes board or advisory roles with the St George Foundation, YWCA of Sydney, Breast Cancer Research Foundation - Flinders Medical Centre, Neurosurgical Research Foundation, the Royal Humane Society of New South Wales and the Australian Charities Fund.

A B Daniels OAM, Age 66

A non-executive Director since 24 August 1999. Member of the Audit and Risk, and Health, Safety and Environmental Committees. His other directorships include Commonwealth Bank of Australia and Orica Limited. He is also Managing Director of Pacific Dunlop Limited. Mr Daniels retired as Managing Director of Tubemakers Limited in December 1995.

L F Bleasel AM – Managing Director (Retired), Age 58

An executive Director since 1990 and a member of the Health, Safety and Environmental Committee. He is also a director of St George Bank Limited and QBE Limited. Mr Bleasel's other interests include Chairman of the Zoological Parks Board of New South Wales and a member of the Business Council of Australia and the Mary McKillop Foundation Advisory Board. Mr Bleasel worked for the Company for forty-two years and retired on 28 February 2001.

Directors' Interests

The relevant interest of each Director in the share capital of the companies within the consolidated entity, as notified by the Directors to the Australian Stock Exchange in accordance with Section 205G of the Corporations Act 2001, at the date of the Report is as follows:

	The Australian Gas Light Company Ordinary Shares
M J Phillips	54,986
M R G Johnson	89,254
G J W Martin	526,254
Sir Ronald Brierley	22,495
G J Reaney	32,428
D C K Allen	26,483
C J Hewson	10,320
A B Daniels	6,931

Directors' Meetings

The number of Directors' Meetings (including meetings of Committees of Directors) and number of meetings attended by each of the Directors of the Company during the financial year were:

Director	Regular Meetings		Special Meetings		Audit and Risk Committee		Nomination & Remuneration Committees		Health, Safety and Environmental Committee	
	A	B	A	B	A	B	A	B	A	B
M J Phillips	11	11	4	4	-	-	6	6	3	3
M R G Johnson	9	11	3	4	-	-	5	6	2	3
G J W Martin	4	4	3	3	-	-	-	-	1	1
Sir Ronald Brierley	10	11	1	4	-	-	-	-	2	3
G J Reaney	11	11	4	4	3	3	6	6	3	3
D C K Allen	10	11	1	4	1	3	-	-	3	3
C J Hewson	10	11	3	4	3	3	-	-	2	3
A B Daniels	11	11	3	4	3	3	-	-	3	3
L F Bleasel	7	7	1	1	-	-	-	-	2	2

A - Number of meetings attended B - Number of meetings held during the time the Director held office during the year

Principal Activities

- Sale of gas and electricity
- Operation of natural gas and electricity distribution networks and natural gas transmission pipelines
- Extraction and sale of LPG
- Power generation and energy processing infrastructure
- Investments in international energy businesses
- Realisation of property and property-related assets
- Investments in technology commerce enterprises

Review and Results of Operations

The consolidated profit for the year after income tax attributable to Proprietors was $115.4 million (1999/2000 $450 million).

A review of the operations and of the results of those operations of the consolidated entity during the financial year are contained in pages 4 to 32 of this Report.

Dividends

The following dividends have been paid or recommended by the Directors since 30 June 2000:

Final dividend of 27 cents per share (22.2% franked) referred to in the previous Directors' Report and paid on 17 October 2000 (Note 1)	$92.3 million
Special unfranked dividend of 23 cents per share recommended by Directors for payment on 17 October 2000 (Note 1)	$78.7 million
Interim dividend of 25 cents per share (28% franked) out of profits for the six months ended 31 December 2000 paid on 12 April 2001 (Note 2)	$89.0 million
Final dividend of 27 cents per share (59.3% franked) recommended by Directors for payment on 16 October 2001 (Note 3)	$97.1 million

Notes:

1 Under the Dividend Reinvestment Plan, Proprietors who elected to receive additional shares in the Company in lieu of receiving the 1999/2000 cash final and special dividend totalled 30,252.

2 Under the Dividend Reinvestment Plan Proprietors who elected to receive additional shares in the Company in lieu of receiving the 2000/2001 cash interim dividend totalled 30,236.

3 The proportion of the final dividend which Proprietors will elect to take in the form of further shares in the Company will depend upon their participation in the Dividend Reinvestment Plan at record date. Meanwhile, the full amount of the dividend has been provided.

State of Affairs

In the opinion of the Directors, there were no significant changes in the state of affairs of the consolidated entity that occurred during the financial year other than:

- those included in the front section of the Annual Report; and
- the issue of 17,768,068 shares pursuant to the Dividend Reinvestment Plan, including the underwriting of the October 2000 final dividend, the AGL Share Loan Plan and the AGL Share Reward Plan.

Environmental Regulation

The consolidated entity's operations are subject to various Commonwealth, State and Territory environmental legislation in relation to energy (gas and electricity) operational and construction activities, LPG production, cogeneration (electricity, steam and desalinated water) and land remediation works.

The Board meets as the Health, Safety and Environmental Committee in order to review the effectiveness of the environmental management system. Environmental management performance is monitored on an on-going basis by way of Life Guard audits conducted by the Company using internal accredited auditors. In addition, the consolidated entity has its own management Health, Safety and Environment Committee which meets regularly to review the Company's environmental performance in detail.

Operational and Construction Activities

Gas and electricity activities were undertaken throughout Australia during the financial year. There have been two instances of minor non-compliance. Two smoky vehicle infringement notices were issued by the NSW Environment Protection Authority (EPA) for two vehicles emitting visible smoke. A health, safety and environment alert was circulated advising drivers to check their vehicles' performance.

During November 2000 a third party's truck hit and brought down a pole and transformer. Oil from the transformer spilt onto the road and caused an oil slick in an adjacent creek. This incident is currently being investigated by the EPA.

AGL has been liaising with the EPA and local councils to ensure that contractors working for AGL meet the standard of environmental compliance which AGL requires.

LPG Production (NSW)

Specific licence conditions arose under the NSW Protection of the Environment Operations Act 1997 (POEO Act). There have been no instances of non-compliance in relation to these licences during the reporting period.

Land Remediation

Remediation works currently proceeding at the Breakfast Point site are subject to environmental regulation under various NSW legislation, including the Contaminated Land Management Act 1997, the POEO Act and the Environmental Planning and Assessment Act 1979. Compliance performance is audited by the Company and by external accredited auditors as well as by the relevant environmental regulators. The Company is not aware of any significant breaches of environmental regulation. No fines for non-compliance have been imposed and no prosecutions instituted in the reporting period.

Events Subsequent to Balance Date

Apart from matters discussed elsewhere in the Annual Report, the Directors are not aware of any other matter or circumstance which has arisen since 30 June 2001 that has significantly affected or may significantly affect the operations of the consolidated entity in subsequent financial years, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

Likely Developments

The consolidated entity will continue to pursue new opportunities in Australia and overseas which show promise in adding value. Further information about likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years has not been included in this Report because disclosure of the information would be likely to result in unreasonable prejudice to the consolidated entity.

Directors' and Senior Executives' Emoluments

The Remuneration Committee of the Board of Directors is responsible for making recommendations to the Board on remuneration policies and packages applicable to Board members and senior management of the Company.

The broad remuneration policy is determined by reference to relevant employment market conditions and set to ensure that the remuneration is competitive in attracting, retaining and motivating the highest quality Board and management team.

The Remuneration Committee also links senior management's remuneration to the consolidated entity's financial and operational performance. All senior managers may receive a bonus and qualify for participation in the AGL Share Reward Plan and the AGL Share Loan Plan, provided specific performance targets relating to earnings per share and other measures are met. The Board sets the performance targets annually.

All permanent employees, including senior managers, are entitled to participate in the AGL Share Reward Plan. The Plan was approved by Proprietors on 21 October 1997. Depending on the performance of the consolidated entity the issue of shares is made in the form of a gift of shares in the Company, with a market value of up to $1,000 to each eligible employee.

Senior managers of entities of the consolidated entity nominated from time to time by the Directors of the Company are offered participation in the AGL Share Loan Plan. The Plan was approved by Proprietors on 21 October 1997.

Provided performance measures are met, the issue of fully-paid shares is made on the basis of:

- an optional discount of up to 5% on current market value;
- the purchase price financed by way of an interest-free limited-recourse loan provided by the Company repayable out of the proceeds from dividends on the Plan shares with any outstanding balance repayable at the expiration of ten years from the issue date; and
- a restriction on dealing in the shares for a period of three years from the issue date, with the shares being held by the Trustee of the Plan until the shares are free from restriction or the loan is fully paid, whichever last occurs.

Directors of the Company and all permanent employees nominated from time to time are entitled to participate in the AGL Share Purchase Plan which was also approved by Proprietors on 21 October 1997. Directors and employees can obtain fully-paid shares in the Company out of their remuneration entitlements, subject to certain limitations as to the maximum level of remuneration entitlements which may be applied to the purchase of shares. Other conditions relating to the acquisition of shares pursuant to the Plan are:

- shares are acquired at market value on the date of acquisition;
- shares may only be acquired at specific times during the year; and
- there is a restriction on dealing in the shares for a period of up to ten years from the date of acquisition.

Details of the nature and amount of the emoluments of each Director of the Company and of the six named officers of the Company and the consolidated entity receiving the highest emoluments are:

Emoluments of Directors of The Australian Gas Light Company

	Fees Base Salary paid (excluding AGL Share Purchase Plan) $	Retirement Payment* $	Superannuation Contributions** $	Other*** $	Value of shares issued under AGL Share Purchase Plan $	Total $
M J Phillips	139,876	-	14,920	-	46,624	201,420
M R G Johnson	-	-	9,040	-	113,000	122,040
G J W Martin	821,477	-	47,400	400,000	see below	1,268,877
Sir Ronald Brierley	-	-	5,600	-	70,000	75,600
G J Reaney	42,000	-	6,720	-	42,000	90,720
D C K Allen	-	-	6,080	-	76,000	82,080
C J Hewson	40,886	-	6,542	-	40,886	88,314
A B Daniels	59,096	-	6,304	-	19,699	85,099
L F Bleasel	1,236,234	5,601,574	60,000	4,814,563	-	11,712,371

*Does not include superannuation payments **8% Superannuation Guarantee only ***Retention payment (Martin); Loyalty, Release of Debt and Non-competition deed payment (Bleasel)

Emoluments of the six most highly paid officers of the Company and the consolidated entity:

	Position	Base Salary $	Superannuation Contributions* $	Incentive $	Total $	Number of shares issued under AGL Share Plans $	Issue Price $
J Barton	Chief Executive Officer NGC	422,400	22,040	-	444,440	**85 ***15,000	11.69 11.69
L J Fisk	Group General Manager Corporate Services & Company Secretary	443,469	24,080	-	467,549	**85 ***10,500	11.69 11.11
J A Fletcher	Group General Manager Finance	643,157	3,375	-	646,532	**85 ***18,500	11.69 11.11
M A Fraser	Group General Manager Energy Sales & Marketing	651,198	38,400	-	689,598	**85 ***20,000	11.69 11.11
I C K Woodward	Group General Manager Corporate Development	513,420	30,000	-	543,420	**85 ***15,500	11.69 11.11
G J W Martin	Managing Director	see above	see above	-	see above	**85 ***22,500 ***300,000	11.69 11.11 11.67

*8% Superannuation Guarantee only **AGL Share Reward Plan ***AGL Share Loan Plan

The terms 'director' and 'officer' have been treated as mutually exclusive for the purposes of this disclosure.

Proceedings on behalf of the Company

No person has applied for leave of the Court to bring proceedings on behalf of the Company or intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings. The Company was not a party to any such proceedings during the year.

Indemnification and Insurance of Directors and Officers

The Company's Constituent Documents indemnify, to the extent permitted by law, officers of the consolidated entity when acting in their capacities in respect of:

- liability to third parties (other than related entities) when acting in good faith; and
- costs and expenses of successfully defending legal proceedings and ancillary matters.

The Directors named earlier in the Report and the Company Secretary, L J Fisk, have the benefit of the indemnity, together with any other person concerned in or who takes part in the management of the consolidated entity.

During the year the Company paid a premium in respect of a contract insuring all Directors of the Company as listed earlier, all Directors of related bodies corporate of the Company, secretaries and other officers of the consolidated entity against liabilities incurred in their capacity as Director or Officer, as the case may be, of the consolidated entity.

The contract prohibits disclosure of the nature of the liabilities and the amount of premium paid and the Corporations Act 2001 does not require disclosure of the information in those circumstances.

Rounding

The Company is an entity to which ASIC Class Order 98/100 applies and in accordance with that Class Order, amounts in the financial report and the Directors' Report have been rounded off to the nearest tenth of a million dollars, unless otherwise stated.

This Report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Board this twenty-third day of August 2001.

M J Phillips AM	G J W Martin
Chairman	Managing Director

Consolidated Statement of Financial Performance

for the year ended 30 June 2001

	2001 $m	2000 $m
Revenue from ordinary activities	3,498.9	2,745.4
Equity accounted share of profits of associates and joint venture entities	41.4	63.7
Expenses from ordinary activities	(3,046.8)	(2,018.7)
Operating profit from ordinary activities before borrowing costs, depreciation and amortisation	493.5	790.4
Depreciation and amortisation	(198.2)	(151.9)
Operating profit from ordinary activities before borrowing costs	295.3	638.5
Borrowing costs	(181.9)	(152.0)
Operating profit from ordinary activities before income tax	113.4	486.5
Income tax attributable to ordinary activities	(76.9)	(23.8)
Operating profit from ordinary activities after income tax	36.5	462.7
Outside equity interests in operating profit after income tax	78.9	(12.7)
Operating profit after income tax attributable to Proprietors of the Parent Entity	115.4	450.0
Increase(decrease) in foreign currency translation reserve arising on translation of financial reports of foreign controlled operations	12.3	(17.0)
Total revenue, expense and valuation adjustments attributable to Proprietors of the Parent Entity recognised directly in equity	12.3	(17.0)
Total changes in equity other than those resulting from transactions with Proprietors as owners	127.7	433.0
Earnings per share		
Basic earnings per share (cents)	32.8	133.1
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share (millions)	352.3	338.2
Diluted earnings per share is the same as basic earnings per share.		

Consolidated Statement of Financial Position

as at 30 June 2001

	2001 $m	2000 $m
Current assets		
Cash	100.9	31.1
Receivables	690.6	608.8
Inventories	20.6	17.8
Property, plant and equipment	81.7	17.1
Intangibles	111.1	0.0
Other	48.6	24.7
Total current assets	1,053.5	699.5
Non-current assets		
Receivables	75.6	73.2
Inventories	3.1	3.1
Investments accounted for using the equity method	576.1	269.4
Other financial assets	66.8	10.5
Property, plant and equipment	2,753.9	2,614.5
Intangibles	910.9	1,159.7
Deferred expenditure	322.7	251.1
Tax assets	102.4	102.9
Other	138.2	161.2
Total non-current assets	4,949.7	4,645.6
Total assets	6,003.2	5,345.1
Current liabilities		
Payables	539.2	474.1
Interest bearing liabilities	1,104.2	204.1
Provisions	179.3	248.4
Tax liabilities	31.3	8.1
Unearned revenue	17.4	26.2
Total current liabilities	1,871.4	960.9
Non-current liabilities		
Interest bearing liabilities	1,577.9	1,863.2
Provisions	93.8	112.5
Tax liabilities	348.2	296.8
Unearned revenue	3.6	25.8
Total non-current liabilities	2,023.5	2,298.3
Total liabilities	3,894.9	3,259.2
Net assets	2,108.3	2,085.9
Equity		
Contributed equity	1,354.6	1,175.9
Reserves	(13.7)	(26.0)
Retained profits	565.0	635.7
Equity attributable to Proprietors of the Parent Entity	1,905.9	1,785.6
Outside equity interests in controlled entities	202.4	300.3
Total equity	2,108.3	2,085.9

Consolidated Statement of Cash Flows

for the year ended 30 June 2001

	Inflows (Outflows) 2001 $m	2000 $m
Cash flows from operating activities		
Receipts from customers	3,783.9	2,374.1
Payments to suppliers and employees	(3,305.2)	(1,893.6)
Proceeds from property mortgage repayments	0.0	0.2
Dividends received	28.6	77.2
Interest received	13.7	11.4
Borrowing costs paid	(178.5)	(151.9)
Income taxes paid	(45.1)	(44.1)
Net cash provided by operating activities	297.4	373.3
Cash flows from investing activities		
Payments for property, plant and equipment	(376.5)	(324.6)
Payments for investments	(220.5)	(327.2)
Payments for acquisition of controlled entities	(55.6)	(809.6)
Payments for additional investments in controlled entities	(122.4)	0.0
Loans advanced	(9.5)	(55.1)
Proceeds from sale of property, plant and equipment	18.3	17.3
Proceeds from disposal of controlled entities	0.0	349.3
Proceeds from disposal of investments	18.3	34.5
Proceeds from loan repayments	4.7	17.5
Net cash used in investing activities	(743.2)	(1,097.9)
Cash flows from financing activities		
Proceeds from issue of shares	268.5	167.2
Proceeds from borrowings and hedge receipts on foreign currency borrowings	1,245.2	934.5
Repayment of borrowings and hedge payments on foreign currency borrowings	(719.3)	(202.7)
Dividends and other distributions paid	(272.5)	(173.6)
Net cash provided by financing activities	521.9	725.4
Net increase in cash held	76.1	0.8
Cash at the beginning of the financial year	22.6	19.4
Effect of exchange rate changes on the balance of cash held in foreign currencies	2.0	2.4
Cash at the end of the financial year	100.7	22.6

1. Consolidated Statement of Financial Performance

Operating Profit Attributable to Proprietors

Operating profit after income tax attributable to Proprietors decreased by $334.6 million to $115.4 million over the previous year, resulting in a 75.4% decrease in earnings per share to 32.8 cents.

The result for the year included the following one-off significant after tax items:

- Profit on the sale of assets to the ActewAGL joint venture ($65.7 million)
- Losses and write-downs relating to the Group's investment in Natural Gas Corporation Holdings Limited (NGC) ($162.4 million)
- Write-downs relating to the Group's investment in Dingo Blue ($19.6 million)
- Costs incurred to review the ownership structure of the Group's gas and electricity network assets ($6.2 million)
- Profit on the sale of Stages 2 and 3 of Breakfast Point ($13.6 million)

Operating Profit Before Significant Items

The underlying operating profit of the Group of $224.2 million, before significant items and the outside equity interests associated with those significant items, has declined by 10.0% compared with the previous year as outlined in the following table:

	2001 $m	2000 $m
Operating profit before income tax	337.5	377.0
Income tax	(108.7)	(115.3)
Operating profit after income tax	228.8	261.7
Outside equity interests	(4.6)	(12.7)
Operating profit after income tax (before significant items) attributable to Proprietors	224.2	249.0

Segment Results

Operating profits from ordinary activities (including significant items) before borrowing costs and tax was $295.3 million.

- **Gas Networks (contribution $222.0 million) ⇧**

This division includes the medium to low pressure distribution network in most major centres in NSW. Included in the result is a profit of $49.3 million arising from the sale by the Company in October 2000 of its ACT gas network assets into a joint venture with the Actew Corporation.

Total gas transported through the distribution network for the year was 103.2 PJ, a decrease of 8.1 PJ over the previous year. This decrease reflected the reduction due to gas now being transported by the ActewAGL joint venture in the ACT and Queanbeyan from October 2000 and lower gas transported to contract customers, off-set by increased growth in tariff customers. A total of 38,870 new sites were connected to the NSW network during the year.

Lower distribution revenue resulting from the Independent Pricing and Regulatory Tribunal (IPART) determination, which became effective on 1 October 2000, was partly off-set by increased transfers from the former Gas Customers' Reserve account, used to off-set reductions in network transportation charges, as well as reduced Goldline licence fees due to the purchase of the Goldline operating lease assets during the year.

- **Electricity Networks (contribution $70.7 million) ⇧**

Earnings for the Electricity Networks division increased $7.8 million over the previous year. Total electricity delivered across the distribution system for the year increased by 9.1 GWh to 4,026.4 GWh. A total of 4,668 new sites were connected to the network during the year.

The Office of the Regulator General (ORG) finalised its review of distribution prices for the next five-year period. The ORG's determination has resulted in a 14.8% reduction in prices charged from January 2001.

- **Agility (contribution $28.4 million)**

This division consists of the businesses of Agility Management (providing management services to asset owners), Agility Services (delivering field services for asset owners and managers) and Agility Team Build (focusing on asset construction). During the year Agility has contracted its services to a number of external parties, enabling it to build on its established foundation asset management contracts with the Australian Pipeline Trust (APT) and the ActewAGL joint venture.

- **Energy Sales & Marketing (contribution $115.4 million) ⇧**

The Energy Sales & Marketing division combines both gas and electricity sales and energy services to AGL's customer base across Australia.

Earnings for the division, which includes a strong performance from Victoria and NSW and a full twelve months of operations from AGL South Australia, have increased by $56.9 million over the previous year. Included in the result is a profit of $5.0 million arising from the sale by the Company of its ACT gas retail business to the ActewAGL joint venture. Total gas and electricity customers totalled 1,834,758 at year end, an increase of 54,381 for the year, after adjusting for the 81,886 AGL customers transferred to ActewAGL.

- **Investments (contribution $39.7 million)**

Earnings from Investments includes AGL's share of equity accounted profits from its 30% investment in APT ($10.5 million) and its 50% investment in the ActewAGL distribution and retail partnerships ($26.3 million) which commenced operations in October 2000.

- **Power Generation (loss $0.3 million) ⇩**

Earnings from AGL's investment in the 20 MW power plant at Cawse in Western Australia decreased as a result of the power plant's customer being placed in receivership. Despite this the Cawse mine is still considered viable and new contracts have subsequently been negotiated with the Receiver.

AGL's other power generation investments include a 15% interest in the Southern Cross Energy partnership and a 50% interest in the Windimurra power station, both in Western Australia.

- **LPG (contribution $13.6 million) ⇩**

Elgas (AGL 50%) made a $4.8 million contribution, a decrease of $4.5 million on the previous year. The previous year result included a one-off adjustment to deferred tax balances of $3.1 million. Elgas' profit for the year was adversely impacted by substantial rises in the cost of LPG.

H C Extractions (HCE) contributed $8.8 million, an increase of $0.5 million on the previous year. HCE's profitability increased as a result of higher prices for LPG sales, thereby providing an effective hedge for AGL's investment in Elgas.

• International (loss $166.1 million) ⇩

AGL's 66% investment in NGC resulted in a loss (before tax and outside equity interests) of $182.3 million for the year ($85.4 million operating profit before tax less abnormal losses of $267.7 million). In June 2001 NGC recognised abnormal losses from a write-down of its electricity retail and trading business, the sale of its South Island electricity retail business, as well as the effect of abnormally high wholesale prices for the month of June. Despite the poor performance from NGC's electricity retail business, the balance of its infrastructure, electricity generation, gas processing and trading businesses traded satisfactorily.

AGL's 20.5% stake in TrustPower contributed $5.5 million, down $0.4 million on the previous year.

The International division also includes contributions from AGL's 100% investment in Gas Valpo, a natural gas distribution company in Chile, and AGL's investment in the gas distribution network in Lower Hutt and Porirua, New Zealand up to its disposal in June 2001.

• Property (contribution $20.5 million) ⇧

The sale of Stages 2 and 3 of Breakfast Point were completed during the year resulting in a profit of $20.8 million before tax (previous year Stage 1, $14.1 million). The underlying operating profit for the Property division improved $1.2 million for the year.

• Telecommunications (loss $33.4 million)

This division includes AGL's investments in COMindico (20%), a national internet protocol based wholesale network, TransACT (20%), a broadband fibre-optic telecommunications local area network in the ACT and Dingo Blue, an online retailer of telephony and internet products and services.

As at 30 June 2001, AGL had invested $55.2 million in Dingo Blue, consisting of the original acquisition cost of $21.0 million plus loans of $34.2 million advanced to fund operating cash flow and working capital requirements. In June 2001 the Company undertook a comprehensive operational review of its investment in Dingo Blue. As a result of this review AGL has recognised a $22.2 million write-down in its investment, principally relating to goodwill and deferred expenditure.

• Other (loss $3.2 million) ⇩

This division principally includes AGL's business development activities. The prior year results included contributions from AGL's investment in Industrial Pipe Systems, which was sold in March 2000.

Revenues (⇧ 27.4%)

Total revenues from ordinary activities (including significant items) grew by $753.5 million to $3,498.9 million. This increase mainly reflects twelve months of South Australia electricity sales compared to five months in the previous year and the full-year consolidation of TransAlta New Zealand (TANZ) into NGC, off-set by the loss of natural gas transmission pipelines' revenue to APT.

Expenses (⇧ 50.9%)

Total expenses from ordinary activities (including significant items) increased by $1,028.1 million to $3,046.8 million. This increase is principally due to increased cost of sales reflecting the impact of twelve months of South Australia electricity sales compared to five months in the previous year and the losses and write-downs relating to NGC and Dingo Blue.

Rental expenses on operating leases decreased by $25.9 million due to the purchase of Goldline operating lease assets during the year and the disposal of the Amadeus Gas Trust assets to APT at the end of the previous year.

Depreciation and Amortisation (⇧ 30.5%)

Depreciation and amortisation has increased by $46.3 million as a result of higher goodwill amortisation relating to the TANZ acquisition and the AGL South Australia electricity business, as well as higher amortisation of gas entitlements.

Depreciation on plant and equipment has increased by $11.3 million reflecting the increase in plant and equipment assets during the year.

Borrowing Costs (⇧ 19.7%)

Borrowing costs have increased by $29.9 million to $181.9 million, mainly reflecting increased borrowings during the year to fund investments in telecommunications businesses, the purchase of the remaining 50% of Gas Valpo, the buy-back of Goldline operating lease assets and the equalisation payment made to Actew. The Group's borrowing costs coverage ratio (excluding significant items) has declined to 2.9 times as a result of the increase in borrowings and a reduction in operating profits before tax.

Income tax ($53.1 million) ⇧

Income tax has increased principally due to non-recurring tax benefits recognised last year on the sale of AGL Pipelines to APT ($24.8 million) and adjustments to restate net deferred income tax balances due to the change in company tax rates ($40.7 million). Income tax attributable to ordinary activities (before significant items detailed above) rose from 30.6% to 32.2% this year. This increase was mainly due to higher non-allowable expenditure, including goodwill amortisation.

Dividends

A partially franked interim dividend of 25 cents (7 cents franked) was paid on 12 April 2001 compared to 24 cents (4 cents franked) for the previous year. The Directors have recommended a final dividend of 27 cents (16 cents franked) compared to 27 cents (6 cents franked) paid in the prior year. Total dividends for the year will be 52 cents (23 cents franked) compared to 74 cents (10 cents franked) for the previous year, which included a special unfranked dividend payment of 23 cents. There are no Foreign Dividend Account (FDA) credits attached to dividends for the year.

2. Consolidated Statement of Financial Position

Assets (⇧ 12.3%)

Total assets increased $658.1 million over the prior year, primarily as a result of capital expenditure in the normal course of business, the acquisitions of Dingo Blue and the remaining 50% of Gas Valpo, the investment in the ActewAGL joint venture and the COMindico and TransACT telecommunications entities, as well as the purchase of the remaining Goldline operating lease assets. The increase in assets has been partially off-set by the write-down of goodwill relating to NGC's electricity retail businesses and the Dingo Blue business. As a result of the increase in total assets, net assets attributable to Proprietors has increased from $5.22 per share to $5.30 per share.

Net Borrowings (⇧ 27.2%)

Net borrowings of the Group have increased from $2,019.7 million to $2,568.5 million over the course of the year. This increase in borrowings has been used in part to fund the increase in assets, as well as to provide $51.8 million of funding to NGC under the NZ$135.0 million cash advance facility established in June 2001. The Group's debt : debt plus equity ratio has increased from 49.2% to 54.9%.

In addition AGL has provided a guarantee to M-co Clearing House Limited with regards to NGC's electricity purchasing obligations under a Deed of Guarantee and Indemnity totalling NZ$177 million.

The Company's long-term credit rating by Standard & Poor's remained at A+ (negative watch), whilst Moody's Investor Services long-term credit rating changed from A2 to A2 (outlook -ve).

Equity (⇧ 1.1%)

Total equity has increased $22.4 million to $2,108.3 million at 30 June 2001. This increase reflects an increase in contributed equity, off-set by a reduction in outside equity interests resulting from the NGC write-down. At 30 June 2001 there were 359.8 million shares on issue, compared with 342.0 million shares at 30 June 2000.

The AGL Dividend Reinvestment Plan (DRP) continued to operate during the year. A total of 10.0 million shares were issued during the year under the DRP, with 38% and 42% of dividends reinvested by Proprietors for the 1999/2000 year final/special dividend and the 2000/2001 year interim dividend respectively. An additional 6.8 million shares were also issued under an underwriting agreement in respect of the DRP for the final dividend payment for the 1999/2000 year.

3. Consolidated Statement of Cash Flows

Operating Cash Flows (⇩ 20.3%)

Operating cash flows were $297.4 million compared with $373.3 million last year. Higher receipts from customers were off-set by higher payments to suppliers and employees, principally as a result of a full twelve-months operations of AGL South Australia and increased cash flow requirements to fund operating activities in Dingo Blue and NGC. Higher borrowing cost payments as a result of higher borrowings and lower dividends received also contributed to the reduced operating cash flows for the year. Operating cash flow per share decreased from 111.0 cents to 84.4 cents.

Investing Cash Flows ($743.2 million outflow)

During the year the Company invested capital on a number of significant items:

- $33.5 million in the 20% interest in COMindico
- $21.3 million in the 20% interest in TransACT
- $21.0 million to acquire Dingo Blue
- $36.4 million to acquire the remaining 50% of Gas Valpo
- $164.4 million to fund the equalisation payment on the 50% investment in the ActewAGL joint venture
- $122.4 million to acquire the remaining 24% of TANZ
- $128.7 million to acquire the remaining Goldline operating lease assets which constitute part of the Sydney gas distribution network
- Approximately $164.5 million on general gas and electricity system upgrades and market expansion activities in Australia, New Zealand and Chile. This expenditure is incurred to maintain the integrity of the existing distribution networks and provide continued growth opportunities
- $23.8 million on construction of gas-fired peak demand generation plants in Victoria and South Australia

Financing Cash Flows ($521.9 million inflow)

The decrease in financing cash flows for the year was driven by lower net borrowings during the year when compared to the prior year and higher dividends paid which increased by $98.9 million. A further $178.6 million was raised under the DRP, including the underwriting of the final dividend payment for the 1999/2000 year, and from share issues under employee share ownership plans.

Note 1 – Basis of concise financial report

The concise financial report relates to the consolidated entity consisting of The Australian Gas Light Company (the Parent Entity) and each of its controlled entities. The report has been prepared in accordance with the requirements of the Corporations Act 2001 and Accounting Standard AASB 1039 "Concise Financial Reports".

The financial statements and specific disclosures included in this concise financial report have been derived from the full financial report of the consolidated entity. The concise financial report cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The accounting policies applied in the preparation and presentation of the concise financial report are consistent with those applied in respect of the year ended 30 June 2000.

Note 2 – Change in accounting estimates

During the year, the assumptions used to calculate unbilled electricity revenue in AGL South Australia were revised in-line with existing usage profiles and tariff categories. This review resulted in the amount of unbilled electricity recognised at 30 June 2001 increasing by $15.1 million.

Note 3 – Rounding of amounts

Unless otherwise specified, amounts in the concise financial report are shown to the nearest tenth of a million dollars in accordance with ASIC class order 98/100 issued 10 July 1998. The Parent Entity is an entity to which the class order applies.

	2001 $m	2000 $m
Note 4 – Revenue		
Sales revenue	3,171.3	2,292.2
Other revenue	369.0	516.9
	3,540.3	2,809.1
Note 5 – Dividends		
Interim dividend paid 12 April 2001 (2000 – 14 April 2000)		
Franked amount (7 cents per share (2000 – 4 cents per share))	24.9	13.5
Unfranked amount (18 cents per share (2000 – 20 cents per share))	64.1	67.7
Total amount (25 cents per share (2000 – 24 cents per share))	89.0	81.2
Final dividend proposed for 16 October 2001 (2000 – 17 October 2000)		
Franked amount (16 cents per share (2000 – 6 cents per share))	57.6	20.5
Unfranked amount (11 cents per share (2000 – 21 cents per share))	39.5	71.8
Total amount (27 cents per share (2000 – 27 cents per share))	97.1	92.3
Special dividend paid (2000 – 17 October 2000)		
Franked amount (2000 – 0 cents per share)	0.0	0.0
Unfranked amount (2000 – 23 cents per share)	0.0	78.7
Total amount (2000 – 23 cents per share)	0.0	78.7
	186.1	252.2

The franking rate applicable to all franked dividends paid is 34%.
The franking rate applicable to all franked dividends proposed is 30%.

Note 6 – Segment information	Revenue 2001 $m	Revenue 2000 $m	Operating result 2001 $m	Operating result 2000 $m	Total assets 2001 $m	Total assets 2000 $m
INDUSTRY SEGMENTS						
Energy						
Infrastructure						
• Gas networks	**569.8**	371.3	**222.0**	173.3	**1,170.4**	1,119.7
• Electricity networks	**168.5**	172.2	**70.7**	62.9	**1,098.1**	1,123.0
• Agility	**123.2**	0.0	**28.4**	0.0	**58.4**	0.0
• Pipelines	**0.0**	542.9	**0.0**	216.7	**0.0**	67.5
	861.5	1,086.4	**321.1**	452.9	**2,326.9**	2,310.2
Sales & marketing	**1,908.8**	1,510.1	**115.4**	58.5	**694.4**	682.3
Less network charges	**422.0**	469.3	**0.0**	0.0	**0.0**	0.0
	1,486.8	1,040.8	**115.4**	58.5	**694.4**	682.3
	2,348.3	2,127.2	**436.5**	511.4	**3,021.3**	2,992.5
Investments	**45.7**	0.0	**39.7**	2.6	**386.9**	0.0
Power generation	**8.2**	32.0	**(0.3)**	2.9	**72.3**	47.6
LPG	**28.2**	30.8	**13.6**	17.7	**102.9**	100.2
International business	**1,033.0**	528.8	**(166.1)**	100.5	**2,043.8**	2,035.2
	3,463.4	2,718.8	**323.4**	635.1	**5,627.2**	5,175.5
Property	**40.6**	34.2	**20.5**	12.6	**98.8**	73.3
Telecommunications	**29.1**	0.0	**(33.4)**	0.0	**101.4**	0.0
Other	**1.0**	53.2	**(3.2)**	4.2	**8.1**	28.2
Segment totals	**3,534.1**	2,806.2	**307.3**	651.9	**5,835.5**	5,277.0
Unallocated items	**6.4**	5.6	**(12.0)**	(13.4)	**167.7**	68.1
	3,540.5	2,811.8	**295.3**	638.5	**6,003.2**	5,345.1
Less: inter-segment revenue	**0.2**	2.7	**0.0**	0.0	**0.0**	0.0
borrowing costs	**0.0**	0.0	**181.9**	152.0	**0.0**	0.0
	3,540.3	2,809.1	**113.4**	486.5	**6,003.2**	5,345.1
Inter-segment revenue was derived as follows:						
Energy	**0.1**	1.1				
Property	**0.1**	0.2				
Other	**0.0**	1.4				
	0.2	2.7				

Inter-segment pricing is on an "arms-length" basis.

Revenue is principally derived from:

(i) Energy

Infrastructure
- Gas networks – distribution of natural gas.
- Electricity networks – distribution of electricity.
- Agility – provision of infrastructure management and maintenance services.

Sales & marketing — Sale of natural gas and electricity.
Investments — Investments in pipeline and energy entities.
Power generation — Generation and sale of electricity.
LPG — Extraction and sale of LPG and investment in a joint venture entity involved in the LPG industry.
International business — Distribution of natural gas and investments in foreign entities involved in the gas and electricity industries.

(ii) Property — Sale and rental of properties.
(iii) Telecommunications — Investment in entities involved in the telecommunications industry.
(iv) Other — Business development activities and revenue from other activities.

Operating result includes the following significant amounts:

(i) Energy

Infrastructure
- Gas networks — $49.3 million (2000 $(3.2) million)
- Electricity networks — $nil (2000 $(6.0) million)
- Pipelines — $nil (2000 $135.6 million)

Sales & marketing — $5.0 million (2000 $(9.2) million)
International — $(267.6) million (2000 $nil)

(ii) Property — $20.8 million (2000 $14.1 million)
(iii) Telecommunications — $(22.2) million (2000 $nil)
(iv) Other — $nil (2000 $(1.1) million)
(v) Unallocated — $(9.4) million (2000 $(20.7) million)

Note 6 - Segment information (continued)	Revenue 2001 $m	Revenue 2000 $m	Operating result 2001 $m	Operating result 2000 $m	Total assets 2001 $m	Total assets 2000 $m
GEOGRAPHICAL SEGMENTS						
Australia	2,506.7	2,275.1	461.9	534.1	3,956.8	3,291.3
New Zealand	1,003.1	532.2	(164.6)	104.0	1,868.3	1,995.7
Other	30.5	1.8	(2.0)	0.4	178.1	58.1
	3,540.3	2,809.1	295.3	638.5	6,003.2	5,345.1

There was no material inter-segment revenue.

	Infrastructure: Gas networks 2001 $m	Infrastructure: Electricity networks 2001 $m	Agility 2001 $m	Sales & marketing 2001 $m	Investments 2001 $m	Power generation 2001 $m	LPG 2001 $m	International business 2001 $m
INFORMATION RELATING TO ENERGY SEGMENT								
(a) Funds employed								
Current assets								
Cash	0.0	0.0	0.2	4.9	0.0	0.0	0.0	9.7
Receivables	12.3	11.5	34.3	388.6	0.4	2.6	2.1	186.3
Inventories	0.7	0.0	4.8	6.5	0.0	0.0	0.0	8.3
Property, plant and equipment	2.2	0.0	0.0	0.0	0.0	0.0	0.0	79.5
Intangibles	0.0	0.0	0.0	0.0	0.0	0.0	0.0	111.1
Other	3.1	0.0	0.6	17.0	0.0	0.0	0.0	23.4
Non-current assets								
Receivables	0.0	0.0	0.0	0.0	0.0	0.0	32.5	5.9
Investments accounted for using the equity method	0.0	0.0	0.0	0.4	380.6	0.0	67.3	127.9
Other financial assets	0.0	0.0	0.0	0.0	0.0	12.0	0.0	0.0
Property, plant and equipment	924.6	480.0	6.1	22.6	0.0	52.9	1.0	1,201.6
Intangibles	0.0	580.9	0.0	201.9	0.0	0.0	0.0	103.0
Deferred expenditure	226.4	21.7	0.0	15.7	0.0	3.2	0.0	12.7
Tax assets	0.9	0.9	9.6	36.3	2.1	0.0	0.0	41.2
Other	0.2	3.1	2.8	0.5	3.8	1.6	0.0	133.2
Total assets	1,170.4	1,098.1	58.4	694.4	386.9	72.3	102.9	2,043.8
Current liabilities								
Payables	9.9	12.0	26.3	255.2	0.0	4.1	0.5	180.0
Provisions	6.5	2.1	12.1	23.8	0.0	0.2	0.0	23.7
Tax liabilities	6.0	4.7	9.9	12.8	13.0	0.0	3.7	5.6
Unearned revenue	12.9	0.0	0.4	0.7	0.0	0.0	0.0	2.4
Non-current liabilities								
Payables	0.0	0.0	0.0	12.2	0.0	0.0	0.0	0.0
Provisions	5.0	0.5	16.4	62.7	0.0	0.0	0.0	0.0
Tax liabilities	163.0	50.1	0.0	42.5	6.7	4.7	0.2	73.6
Unearned revenue	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.2
Funds employed	967.1	1,028.7	(6.7)	284.5	367.2	63.3	98.5	1,756.3
(b) Profit before borrowing costs and significant items								
Before income tax	172.7	70.7	28.4	110.4	39.7	(0.3)	13.6	101.6
After income tax	123.2	50.5	19.3	72.3	36.6	(0.2)	9.7	55.0
(c) Profit before borrowing costs and significant items/funds employed*(%)								
Before income tax	18.2	6.8	n/a	43.8	19.9	n/a	14.0	5.6
After income tax	13.0	4.8	n/a	28.7	18.3	n/a	10.0	3.1

* Weighted where appropriate.

Note 7 – Events occurring after reporting date and not recognised in the financial report

(a) On 13 July 2001 Natural Gas Corporation Holdings Limited, a partly-owned controlled entity, concluded the previously announced agreement to sell its South Island electricity customers to Meridian Energy Limited, effective from 13 July 2001.

(b) On 13 July 2001, Natural Gas Corporation Finance Limited, a wholly-owned entity of Natural Gas Corporation Holdings Limited, established a NZ$850 million bank cash advance facility. This bridging facility, which replaced the previous NGC cash advance facility (NZ$850 million) and the On energy standby cash facility (NZ$100 million), matures on 13 November 2001. It is expected that this loan facility will be refinanced in the normal course of business prior to its maturity.

(c) On 25 July 2001, Natural Gas Corporation Holdings Limited reached agreement to sell its North Island commercial and residential customers to Genesis Power Limited. As part of the sale NGC will acquire Genesis' electricity meter assets. The agreement were effective from 1 August 2001, after satisfaction of certain conditions.

(d) In August 2001 Natural Gas Corporation Holdings Limited announced that as a result of the continuation of the high wholesale electricity prices during July, its earnings for the year ended 30 June 2002 would be affected. NGC's net exposure in the period would result in losses from the electricity retailing businesses in the region of NZ$40 million after tax. However, it is expected that the losses will be more than offset by earnings from NGC's electricity generation business over the remainder of the year. Whilst NGC's ongoing exposure to high electricity spot prices has been eliminated through the sale of its electricity retailing businesses to Meridian Energy and Genesis Power, these transactions were only completed on 13 July 2001 and 1 August 2001 respectively.

to the Proprietors of The Australian Gas Light Company

Scope

We have audited the concise financial report of The Australian Gas Light Company for the financial year ended 30 June 2001 as set out on pages 41 to 50, in order to express an opinion on it to the members of the Company. The concise financial report includes the consolidated financial statements of the consolidated entity comprising the Company and the entities it controlled at the year's end or from time to time during the financial year. The Company's directors are responsible for the concise financial report.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the concise financial report is free of material misstatement. We have also performed an independent audit of the full financial report of The Australian Gas Light Company for the year ended 30 June 2001. Our audit report on the full financial report was signed on 23 August 2001, and was not subject to any qualification.

Our procedures in respect of the concise financial report included testing that the information in the concise financial report is consistent with the full financial report, and examination on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures which were not directly derived from the full financial report. These procedures have been undertaken to form an opinion whether, in all material respects, the concise financial report is presented fairly in accordance with Accounting Standard AASB 1039 'Concise Financial Reports'.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the concise financial report of The Australian Gas Light Company complies with Accounting Standard AASB 1039 'Concise Financial Reports'.

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

G. Couttas

G Couttas
Partner
Chartered Accountants

Sydney, 23 August 2001

The liability of Deloitte Touche Tohmatsu is limited by, and to the extent of, the Accountants' Scheme under the Professional Standards Act 1994 (NSW).

Pro Forma Consolidated Summary Statement of Financial Position

	Pro Forma 30 June 2001 $m	As reported 30 June 2001 $m
Assets		
Cash	**100.9**	100.9
Receivables	**752.3**	766.2
Investments equity accounted	**576.1**	576.1
Property, plant and equipment	**2,800.1**	2,835.6
Intangibles	**910.9**	1,022.0
Other	**702.4**	702.4
Total Assets	**5,842.7**	6,003.2
Liabilities		
Payables	**539.2**	539.2
Interest bearing liabilities	**2,520.3**	2,682.1
Provisions	**273.1**	273.1
Tax liabilities	**378.2**	379.5
Other	**21.0**	21.0
Total Liabilities	**3,731.8**	3,894.9
Net Assets	**2,110.9**	2,108.3
Equity	**2,110.9**	2,108.3

The Pro Forma Consolidated Statement of Financial Position has been prepared based on information extracted from the Consolidated Financial Statements of The Australian Gas Light Company and its Controlled Entities as at 30 June 2001.

The Pro Forma Consolidated Statement of Financial Position as at 30 June 2001 has been prepared as if the following transactions had occurred as at 30 June 2001:

1 Natural Gas Corporation Holdings Limited sells its South Island electricity customers to Meridian Energy Limited;
2 Natural Gas Corporation Holdings Limited sells its North Island commercial and residential customers to Genesis Power Limited;
3 Natural Gas Corporation Holdings Limited purchases Genesis' electricity meter assets;
4 AGL settles the sale of the Hutt Valley gas network assets.

The Pro Forma Consolidated Statement of Financial Position has not been audited.

	2001	2000	1999	1998	1997
Statistics					
Revenue (excluding significant items) ($m)	3,277.2	2,438.8	1,675.8	1,263.4	1,074.3
Depreciation and amortisation ($m)	198.2	151.9	108.8	86.3	72.3
Profit before borrowing costs and tax and significant items ($m)	519.4	529.0	362.5	305.0	240.3
Borrowing costs ($m)	181.9	152.0	91.4	57.5	35.9
Tax expense (excluding significant items) ($m)	108.7	115.3	63.2	69.4	56.2
Profit after tax and before significant items ($m)	228.8	261.7	207.9	178.1	148.2
Profit attributable to Proprietors ($m)	115.4	450.0	221.3	196.4	148.1
Proprietors' equity ($m)	1,905.9	1,785.6	1,524.1	1,392.5	897.2
Net borrowings ($m)	2,568.5	2,019.7	1,316.0	881.0	343.2
Total assets ($m)	6,003.2	5,345.1	3,616.0	2,982.2	1,822.3
Funds employed ($m)	4,777.7	4,136.7	2,860.3	2,279.6	1,249.0
Net assets ($m)	2,108.3	2,085.9	1,524.3	1,392.7	897.5
Operating cash flow ($m)	297.4	373.3	297.2	264.4	256.7
Capital expenditure ($m)	384.7	289.3	433.7	252.9	191.7
Number of employees	3,218	2,979	2,115	2,096	1,794
Issued shares (m)	359.8	342.0	328.8	322.7	291.0
Number of Proprietors	95,666	83,694	57,600	41,738	34,419
Market capitalisation ($m)	3,051.1	3,402.9	3,021.7	3,258.8	2,269.7
Performance Indicators					
Net tangible assets attributable to Proprietors/share ($)	2.46	1.83	2.81	2.44	3.07
Net assets attributable to Proprietors/share ($)	5.30	5.22	4.64	4.31	3.08
Earnings/share[1]					
- before significant items (cents)	63.6	73.6	63.5	59.2	50.6
- after significant items (cents)	32.8	133.1	67.6	65.3	50.6
Dividends/share (cents)	52.0	74.0	45.0	41.0	36.0
Operating cash flow/share (cents)[2]	84.4	111.0	91.3	88.6	88.4
Profit before borrowing costs and tax and significant items/revenue (excluding significant items) (%)	15.8	21.1	20.8	22.9	21.8
Profit before borrowing costs and tax and significant items/average funds employed (%)	11.7	14.7	13.6	16.4	17.7
Earnings on Proprietors' equity[3]					
- before significant items (%)	12.1	15.0	14.3	15.5	16.9
- after significant items (%)	6.3	27.2	15.2	17.2	16.9
Debt: debt plus equity (%)[4]	54.9	49.2	46.3	38.7	27.7
Net borrowing costs cover (times)[5]	2.9	3.7	4.5	7.0	7.8
Current ratio[6]	0.56	0.73	0.79	0.86	0.81
Revenue (excluding significant items)/employee ($000)	1,057.7	957.5	795.9	649.6	548.5
Profit before borrowing costs and tax and significant items/employee ($000)	167.6	202.3	165.7	148.4	119.7

1 Profit after tax and outside equity interests; shares weighted for issues and adjusted for bonus elements.
2 Net cash provided by operating activities; shares weighted for issues and adjusted for bonus elements.
3 Profit after tax and outside equity interests; Proprietors' equity averaged for movements during the year.
4 Net borrowings as a percentage of total net borrowings plus equity.
5 Net borrowing costs related to profit before borrowing costs, tax and significant items.
6 Liquidity was supported by $984 million of unused credit facilities at 30 June 2001.

The following information with respect to 359,758,945 fully paid ordinary shares on issue as at 15 August 2001 reflects the Share Register at that date.

1. There were 102,071 holders of ordinary shares. Voting rights in the case of a poll are:
   - one vote for every 5 shares up to 100 shares,
   - one vote for every 10 shares between 101 and 200 shares, and
   - one vote for every 25 shares in excess of 200 shares up to one fourth of the total number of shares issued (but see Note below).
2. The 20 largest holders represented 33.81% of the total issued capital.
3. The distribution of holders was:

1 – 1,000 shares	56,575
1,001 – 5,000 shares	38,208
5,001 – 10,000 shares	4,605
10,001 – 100,000 shares	2,534
100,001 shares and over	149
	102,071

4. There were 5,850 holders of less than 100 shares.
5. Holders by address and class of holder were:

Addresses	No. of holders	%	No. of shares	%
Australia	97,319	95.35	350,456,762	97.42
USA and Canada	595	0.58	555,761	0.15
United Kingdom	433	0.42	602,411	0.17
New Zealand	3,137	3.07	6,478,702	1.80
Others	587	0.58	1,665,309	0.46
	102,071	100	359,758,945	100

Class of holder	No. of holders	%	No. of shares	%
Individuals	72,380	70.91	121,505,291	33.77
Companies and other	29,691	29.09	238,253,654	66.23
	102,071	100	359,758,945	100

Twenty Largest Proprietors as at 15 August 2001	Fully Paid Ordinary Shares	Percentage of Total Issued Shares
Chase Manhattan Nominees Limited	32,291,059	8.98
Westpac Custodian Nominees Limited	23,506,128	6.53
National Nominees Limited	18,087,204	5.03
ANZ Nominees Limited	7,901,425	2.20
Queensland Investment Corporation	6,153,239	1.71
AMP Limited	5,914,557	1.64
Citicorp Nominees Pty Limited	4,196,358	1.16
NRMA Nominees Pty Limited	3,713,700	1.03
RBC Global Services Australia Nominees Pty Limited	2,847,242	0.79
Commonwealth Custodial Services Limited	2,692,125	0.75
MLC Limited	2,173,315	0.60
Australian Foundation Investment Company Limited	2,139,581	0.59
Suncorp General Insurance Limited	1,958,803	0.54
Labrador Pty Limited	1,263,150	0.36
ING Life Limited	1,237,421	0.35
Belike Nominees Pty Limited	1,216,158	0.34
Argo Investments Limited	1,199,590	0.33
UBS Warburg Private Clients Nominee Pty Ltd	1,132,999	0.32
Djerriwarrh Investments Limited	1,122,242	0.31
Carlton Hotel Limited	888,042	0.25
	121,634,338	33.81

Note
- The Gas Industry Restructuring Act 1996 (formerly the Gas Act 1986) prohibits any shareholding entitlement in excess of 5% of the Company's issued capital except where the Minister for Energy has given written approval to such a holding with the Company's consent.
- Chase Manhattan Nominees Limited, Westpac Custodian Nominees Limited and National Nominees Limited, hold the shares registered in their names as bare trustees.

Enquiries

Proprietors with enquiries about any aspect of their shareholdings should contact the Company's Share Registry as follows:

Share Registry
The Australian Gas Light Company
Locked Bag 944
North Sydney NSW 2059
Australia

Telephone: 02 9922 8259 (within Australia)
61 2 9922 8259 (international)
Facsimile: 02 9922 8465 (within Australia)
61 2 9922 8465 (international)
Email: shareregistry@agl.com.au

Enquiries of a general nature should be directed to the Manager Investor Relations on 02 9922 8257.

The Final Dividend

Subject to formal approval at the Annual General Meeting to be held on Tuesday 16 October 2001, the final dividend of 27 cents per share (franked to 16 cents per share) will be paid on that day.

Direct Payment to Proprietors' Accounts

Proprietors who currently receive their dividends by cheque may wish to take advantage of the direct deposit system which is available to anyone who has an account with a bank, building society or credit union within Australia. The direct deposit system is prompt and secure. Proprietors who wish to have their dividends paid directly to their account should contact the Share Registry.

Dividend Reinvestment Plan

The Plan offers Proprietors the alternative of receiving shares in lieu of a cash dividend and will apply to the total final dividend. Shares are issued at a 2.5% discount on the ex-dividend weighted average market price of the Company's shares over the five business days up to and including the record date and no brokerage or stamp duty is payable. A booklet explaining the AGL Dividend Reinvestment Plan can be obtained from the Share Registry.

Stock Exchange Listing

The Company's shares are listed on the Australian Stock Exchange. Details of share transactions and prices are published in the financial pages of daily capital city newspapers under the code 'AGL'.

Issuer Sponsorship

AGL converted to Issuer Sponsorship in January 1998 which means that AGL is totally uncertificated. Each Issuer Sponsored Proprietor has been given a unique Shareholder Reference Number (SRN) to facilitate share trading by telephone. Any movement of shares on a Proprietor's shareholding is confirmed in a statement issued to them at month end.

CHESS (Clearing House Electronic Sub-register System)

CHESS is the centralised electronic clearing, settlement and transfer system for trading securities on the Australian Stock Exchange. Today's buy/sell timing is described as T+3 (transaction date plus 3 days).

The Company's shares are 'CHESS Approved' and all 'on market' transactions in AGL shares are processed electronically through CHESS.

Change of Name/Address

Proprietors who are Issuer Sponsored should advise the Share Registry promptly of any change of name and/or address so that correspondence with them does not go astray. **All such changes must be advised in writing and cannot be accepted by telephone.**

Proprietors who are in CHESS and Broker Sponsored should instruct their sponsoring broker **in writing** to notify the Share Registry of any change of name and/or address.

In the case of all name changes the written advice must be supported by documentary evidence.

Tax File Number (TFN)

Whilst not compulsory, most Australian resident Proprietors prefer to quote their TFN so as to avoid withholding tax being deducted from dividends which are unfranked.

Proprietors who are Issuer Sponsored should advise the Share Registry of their TFN.

Proprietors who are Broker Sponsored can either advise their sponsoring broker or the Share Registry of their TFN.

TFN application forms can be obtained from the Share Registry on request.

Australian Business Number (ABN)

As from July 2000 Australian companies have the option to quote their ABN in lieu of their TFN to avoid withholding tax being deducted from dividends which are unfranked.

Consolidation of Shareholdings

Proprietors who wish to consolidate their separate shareholdings into one account should write to the Share Registry or their sponsoring broker, whichever is applicable.

Removal from Annual Report mailing list

Proprietors who do not wish to receive the AGL Annual Report should advise the Share Registry **in writing** to remove their names from the mailing list. Those Proprietors will continue to receive all other Proprietor information.

Registered Office

AGL Centre
Cnr Pacific Highway and Walker Street
North Sydney NSW 2060
Australia
Telephone 02 9922 0101 (within Australia)
61 2 9922 0101 (international)

Company Secretary

L J Fisk

Head Office

The Australian Gas Light Company
AGL Centre
Corner Pacific Highway and Walker Street
North Sydney NSW 2060
Telephone 02 9922 0101
Facsimile 02 9957 3671

Infrastructure Management & Services

Gas Networks
Level 11, AGL Centre
111 Pacific Highway
North Sydney NSW 2060
Telephone 02 9922 0101
Facsimile 02 9922 8381

Electricity Networks
Level 2, 333 Collins Street
Melbourne VIC 3000
Telephone 03 9201 7000
Facsimile 03 9201 7602

Agility
Level 11, AGL Centre
111 Pacific Highway
North Sydney NSW 2060
Telephone 02 9922 0101
Facsimile 02 9922 8381

Canberra
189 Gladstone Street
Fyshwick ACT 2609
Telephone 02 6295 5444
Facsimile 02 6239 2388

Brisbane
Level 7, 300 Ann Street
Brisbane QLD 4000
Telephone 07 3270 3800
Facsimile 07 3221 3160

Melbourne
Level 2, 333 Collins Street
Melbourne VIC 3000
Telephone 03 9201 7000
Facsimile 03 9201 7602

Darwin
16 Georgina Crescent
Palmerston NT 0830
Telephone 08 8924 8100
Facsimile 08 8932 1663

Perth
Level 8, Australia Place
15-17 William Street
Perth WA 6000
Telephone 08 9422 4100
Facsimile 08 9322 3631

Energy Sales & Marketing

Sydney
Level 7, AGL Centre
111 Pacific Highway
North Sydney NSW 2060
Telephone 02 9922 0101
Facsimile 02 9922 8477

Canberra
Level 4, ActewAGL House
221 London Circuit
Canberra City ACT 2601
Telephone 02 6243 0900
Facsimile 02 6243 0916

Five Dock
181-187 First Avenue
Five Dock NSW 2046
Telephone 02 9712 6116
Facsimile 02 9712 6150

Parramatta
46 George Street
Parramatta NSW 2150
Telephone 02 9840 7450
Facsimile 02 9840 7496

Melbourne
Level 2, 333 Collins Street
Melbourne VIC 3000
Telephone 03 9201 7000
Facsimile 03 9201 7527

Adelaide
1 Anzac Highway
Keswick SA 5035
Telephone 08 8404 5666
Facsimile 08 8404 5808

New Zealand

Hamilton
18 London Street
Hamilton
Telephone 0011 64 7 838 9549
Facsimile 0015 64 7 838 9550

Wellington
10 Hutt Road
Petone
Wellington
Telephone 0011 64 4 576 8558
Facsimile 0015 64 4 576 8737

The Australian Gas Light Company

Full Financial Report 2001

Contents

for the year ended 30 June 2001

	Note	Consolidated 2001 $m	Consolidated 2000 $m	Parent Entity 2001 $m	Parent Entity 2000 $m
Revenue from ordinary activities	4	3,498.9	2,745.4	501.4	934.9
Equity accounted share of profits of associates and joint venture entities	4	41.4	63.7	0.0	0.0
Expenses from ordinary activities	5	(3,046.8)	(2,018.7)	(339.1)	(467.6)
Operating profit from ordinary activities before borrowing costs, depreciation and amortisation		493.5	790.4	162.3	467.3
Depreciation and amortisation	6(b)	(198.2)	(151.9)	(1.9)	(2.0)
Operating profit from ordinary activities before borrowing costs		295.3	638.5	160.4	465.3
Borrowing costs	6(b)	(181.9)	(152.0)	(109.3)	(103.0)
Operating profit from ordinary activities before income tax	6	113.4	486.5	51.1	362.3
Income tax attributable to ordinary activities	7	(76.9)	(23.8)	(1.0)	(8.4)
Operating profit from ordinary activities after income tax		36.5	462.7	50.1	353.9
Outside equity interests in operating profit after income tax		78.9	(12.7)	0.0	0.0
Operating profit after income tax attributable to Proprietors of the Parent Entity		115.4	450.0	50.1	353.9
Increase(decrease) in foreign currency translation reserve arising on translation of financial reports of foreign controlled operations		12.3	(17.0)	0.0	0.0
Total revenue, expense and valuation adjustments attributable to Proprietors of the Parent Entity recognised directly in equity		12.3	(17.0)	0.0	0.0
Total changes in equity other than those resulting from transactions with Proprietors as owners		127.7	433.0	50.1	353.9
Earnings per share					
Basic earnings per share (cents)		32.8	133.1		
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share (millions)		352.3	338.2		

Diluted earnings per share is the same as basic earnings per share.

as at 30 June 2001

	Note	Consolidated 2001 $m	Consolidated 2000 $m	Parent Entity 2001 $m	Parent Entity 2000 $m
Current assets					
Cash		100.9	31.1	85.0	6.2
Receivables	9	690.6	608.8	48.9	44.7
Inventories	10	20.6	17.8	0.0	0.0
Property, plant and equipment	11	81.7	17.1	0.0	14.9
Intangibles	12	111.1	0.0	0.0	0.0
Other	13	48.6	24.7	2.3	1.1
Total current assets		1,053.5	699.5	136.2	66.9
Non-current assets					
Receivables	14	75.6	73.2	3,132.0	2,796.9
Inventories	15	3.1	3.1	0.0	0.0
Investments accounted for using the equity method	16	576.1	269.4	140.5	146.4
Other financial assets	17	66.8	10.5	378.6	378.6
Property, plant and equipment	18	2,753.9	2,614.5	49.2	32.8
Intangibles	19	910.9	1,159.7	0.0	0.0
Deferred expenditure	20	322.7	251.1	7.9	14.2
Tax assets	21	102.4	102.9	15.8	14.0
Other	22	138.2	161.2	0.0	0.0
Total non-current assets		4,949.7	4,645.6	3,724.0	3,382.9
Total assets		6,003.2	5,345.1	3,860.2	3,449.8
Current liabilities					
Payables	23	539.2	474.1	53.6	68.2
Interest bearing liabilities	24	1,104.2	204.1	400.2	143.4
Provisions	25	179.3	248.4	102.0	179.5
Tax liabilities	26	31.3	8.1	4.9	10.0
Unearned revenue	27	17.4	26.2	14.7	12.5
Total current liabilities		1,871.4	960.9	575.4	413.6
Non-current liabilities					
Payables	28	0.0	0.0	42.3	145.2
Interest bearing liabilities	29	1,577.9	1,863.2	1,474.2	1,158.9
Provisions	30	93.8	112.5	5.8	9.4
Tax liabilities	31	348.2	296.8	9.5	11.6
Unearned revenue	32	3.6	25.8	1.4	2.2
Total non-current liabilities		2,023.5	2,298.3	1,533.2	1,327.3
Total liabilities		3,894.9	3,259.2	2,108.6	1,740.9
Net assets		2,108.3	2,085.9	1,751.6	1,708.9
Equity					
Contributed equity	33	1,354.6	1,175.9	1,354.6	1,175.9
Reserves	34	(13.7)	(26.0)	1.7	1.7
Retained profits	35	565.0	635.7	395.3	531.3
Equity attributable to Proprietors of the Parent Entity		1,905.9	1,785.6	1,751.6	1,708.9
Outside equity interests in controlled entities	36	202.4	300.3	0.0	0.0
Total equity		2,108.3	2,085.9	1,751.6	1,708.9

for the year ended 30 June 2001

	Note	Consolidated Inflows (Outflows) 2001 $m	Consolidated Inflows (Outflows) 2000 $m	Parent Entity Inflows (Outflows) 2001 $m	Parent Entity Inflows (Outflows) 2000 $m
Cash flows from operating activities					
Receipts from customers		**3,783.9**	2,374.1	**299.9**	289.3
Payments to suppliers and employees		**(3,305.2)**	(1,893.6)	**(319.6)**	(290.9)
Proceeds from property mortgage repayments		**0.0**	0.2	**0.0**	0.0
Dividends received		**28.6**	77.2	**64.9**	152.6
Interest received		**13.7**	11.4	**119.4**	120.6
Borrowing costs paid		**(178.5)**	(151.9)	**(104.5)**	(97.1)
Income taxes paid		**(45.1)**	(44.1)	**(10.2)**	(7.2)
Net cash provided by operating activities	49(d)	**297.4**	373.3	**49.9**	167.3
Cash flows from investing activities					
Payments for property, plant and equipment		**(376.5)**	(324.6)	**(9.0)**	(24.7)
Payments for investments		**(220.5)**	(327.2)	**0.0**	(156.8)
Payments for acquisition of controlled entities	49(e)	**(55.6)**	(809.6)	**0.0**	0.0
Payments for additional investments in controlled entities		**(122.4)**	0.0	**0.0**	0.0
Loans advanced		**(9.5)**	(55.1)	**(9.3)**	(4.3)
Proceeds from sale of property, plant and equipment		**18.3**	17.3	**4.6**	11.6
Proceeds from disposal of controlled entities	49(f)	**0.0**	349.3	**0.0**	340.0
Proceeds from disposal of investments		**18.3**	34.5	**14.2**	0.0
Proceeds from loan repayments		**4.7**	17.5	**3.6**	1.6
Net cash provided by (used in) investing activities		**(743.2)**	(1,097.9)	**4.1**	167.4
Cash flows from financing activities					
Proceeds from issue of shares		**268.5**	167.2	**178.5**	112.1
Proceeds from borrowings and hedge receipts on foreign currency borrowings		**1,245.2**	934.5	**428.9**	160.3
Repayment of borrowings and hedge payments on foreign currency borrowings		**(719.3)**	(202.7)	**(132.8)**	(200.2)
Loans repaid by wholly-owned controlled entities		**0.0**	0.0	**167.2**	552.3
Loans advanced to controlled entities		**0.0**	0.0	**(348.8)**	(815.4)
Dividends and other distributions paid		**(272.5)**	(173.6)	**(260.0)**	(160.1)
Net cash provided by (used in) financing activities		**521.9**	725.4	**33.0**	(351.0)
Net increase (decrease) in cash held		**76.1**	0.8	**87.0**	(16.3)
Cash at the beginning of the financial year		**22.6**	19.4	**(2.2)**	14.1
Effect of exchange rate changes on the balance of cash held in foreign currencies		**2.0**	2.4	**0.0**	0.0
Cash at the end of the financial year	49(a)	**100.7**	22.6	**84.8**	(2.2)

Note 1 – Regulation

The Parent Entity was established as an unincorporated organisation by Act of Council, 8 William IV, 7 September 1837 and is regulated by the accounting and auditing requirements of the Corporations Act 2001.

Note 2 – Statement of significant accounting policies

(a) Basis of accounting

The financial report is a general purpose financial report and is prepared in accordance with the Corporations Act 2001, applicable Accounting Standards, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board.

The financial report is prepared on the basis of historical cost and, except where otherwise stated, is not adjusted to take account of either changing money values or current valuations of non-current assets.

(b) Principles of consolidation

The consolidated financial report of the consolidated entity, comprises of The Australian Gas Light Company (the Parent Entity) and each of its controlled entities listed in Note 43. All inter-entity balances and transactions are eliminated on consolidation.

(c) Receivables

Debtors, loans receivable and other receivables are carried at amounts due or amounts expected to be realised, whichever is the lesser.

Unbilled revenue represents estimated gas, electricity and telecommunication services supplied to consumers but unbilled at the end of the financial year.

Receivables are normally recognised when control of goods and services provided by the consolidated entity passes to the buyers.

Provisions are raised for any doubtful debts based on a review of all outstanding amounts at balance date. Bad debts are written off in the period in which they are identified.

(d) Inventories

Stocks and materials are valued at the lower of cost and estimated net realisable value. Cost includes both fixed and variable expenses.

Property held for development and sale is valued at the lower of cost plus capitalised development and holding costs, and estimated net realisable value.

The conditions of purchase of certain inventories include retention of title clauses. Under such clauses, ownership of the inventories does not fully pass to the consolidated entity until the suppliers have been paid in full.

(e) Investments

Investments in controlled entities are shown at cost or estimated recoverable amounts.

Investments in associates and joint venture entities are shown at cost plus the consolidated entity's share of the post-acquisition undistributed profits and reserves of the associates or joint venture entities. The results of associates and joint venture entities are accounted for by the equity method.

Interests in unincorporated joint ventures (joint venture operations) are recognised by including in the financial report under the appropriate categories the consolidated entity's relevant proportion of joint venture revenues, costs, assets and liabilities.

Interests in partnerships that are not joint ventures are shown at cost plus the consolidated entity's share of the undistributed profits of the partnerships. The consolidated entity's share of the profits of partnerships is recognised as it is earned.

Investments in other entities are shown at cost, and dividend income or distributions from such entities are brought to account as operating profit.

(f) Property, plant and equipment

Purchased assets

Items of property, plant and equipment are initially brought to account at cost. For major items, cost includes, where applicable, borrowing and other costs incurred during construction or represents, where applicable, the fair value of assets acquired on the purchase of controlled entities.

Property, plant and equipment, other than freehold land, leasehold improvements and surplus properties held for sale, are depreciated at rates based upon the expected useful lives of the assets. Depreciation rates are reviewed annually and, if necessary, adjusted to reflect the most recent assessments of useful lives.

Leasehold improvements are amortised over the periods of the relevant leases or the expected useful lives of the improvements, whichever are the shorter.

Leased assets

Assets acquired under finance leases are capitalised and amortised over their expected useful lives. Corresponding liabilities are also established and lease payments are allocated between interest expense and lease liabilities with the interest component being charged against profits as incurred.

Payments made under operating leases are expensed.

Note 2 – Statement of significant accounting policies (continued)

(g) Goodwill

Goodwill represents the excess of acquisition costs over the fair values of the identifiable net assets of controlled entities acquired by the consolidated entity and is amortised on a straight line basis over the period of time during which the future benefits are expected to arise or twenty years, whichever is the shorter. The unamortised balance of goodwill is reviewed at each reporting date and, to the extent that future benefits are no longer probable, charged against profits.

(h) Licences

The consolidated entity's electricity distribution licence is carried at cost to the consolidated entity, cost representing the fair value of the electricity licence acquired. The licence was granted in perpetuity, has an infinite useful life and, accordingly, is not amortised.

The consolidated entity's electricity retail licences are carried at cost to the consolidated entity, cost representing the fair value of the electricity licences acquired. The licences are amortised on a straight line basis over the period of time during which the future benefits are expected to arise, being twenty to sixty years.

(i) Gas entitlements

A controlled entity of the consolidated entity has entered into gas supply contracts in New Zealand. Under the terms of the contracts, the controlled entity is required to pay for a minimum quantity of gas in each contract year whether or not delivery has been made. Prepayments for undelivered gas entitle the controlled entity to delivery of gas in subsequent years without further payment. The prepayments are capitalised as a long term asset and are amortised as the prepaid gas is utilised.

(j) Deferred expenditure

Borrowing expenses relating to long-term facilities are deferred and amortised over periods not exceeding the term of each borrowing.

Other expenditures which provide benefits beyond the current accounting period are deferred and amortised over the periods during which the benefits are expected to arise, ranging from two to fifty years. These expenditures principally relate to computer software and gas and electricity industry operations (the connection of new customers to the gas system, the conversion of existing customers' appliances to the use of natural gas and other gas and electricity industry expenditures).

(k) Recoverable amount of non-current assets

The carrying values of non-current assets are reviewed at each reporting date. Where the carrying values of any non-current assets exceed recoverable amount, the non-current assets are written down by directors to their recoverable amounts. Independent valuations, quoted market values or discounted cash flows are used to determine the recoverable amount of non-current assets. Where discounted cash flows are used, the expected net cash flows have been discounted to their present values using a market-determined, risk adjusted discount rate. The discount rate used in determining the recoverable amount of non-current assets ranged from 6.3% – 11.7% (2000 6.0% – 11.0%) depending on the nature and assessed risk of the assets.

(l) Revaluation of non-current assets

In accordance with subsection 334(5) of the Corporations Act 2001, the directors have elected to apply the July 2001 revised version of Accounting Standard AASB1041 'Revaluation of Non-Current Assets' with effect from 1 July 2000.

Up to 30 June 2000 certain non-current assets had been revalued by directors to directors' valuation. On applying AASB 1041, with effect from 1 July 2000, the consolidated entity has elected to revert to the cost basis for measuring those non-current assets previously carried at a revalued amount, by deeming the existing carrying amount of the revalued non-current assets to be their cost.

(m) Payables

Creditors and other payables, including accruals not yet billed, are recognised when the consolidated entity becomes obliged to make future payments principally as a result of purchases of goods and services.

(n) Interest bearing liabilities

Borrowings (bank borrowings, bank overdrafts, promissory notes, senior notes and other borrowings) are recognised at amounts due on settlement. Interest on the instruments is recognised as an expense on an accruals basis. Consumer deposits are recognised on receipt of refundable deposits held as security over future gas and electricity usage by consumers. Interest is accrued at nominal rates over the period the deposits are held.

(o) Restoration and rehabilitation costs

Provision is made for the costs of restoration and rehabilitation of sites used in gas and electricity operations.

Note 2 – Statement of significant accounting policies (continued)

(p) Taxation

The liability method of tax effect accounting is applied. Under this method, income tax expense is based on operating profit adjusted for any permanently non-allowable and non-assessable items.

Timing differences, which arise due to the different accounting periods in which items of revenue and expense are included in the determination of operating profit and taxable income, are brought to account at tax rates expected to apply when those timing differences are to reverse, as either a provision for deferred income tax or as a future income tax benefit.

Future income tax benefits relating to tax losses are not brought to account unless there is virtual certainty of realisation of the benefits. In bringing to account such losses, it is assumed that no adverse change will occur in income tax legislation, that the Parent Entity and its relevant controlled entities will derive sufficient future assessable income to enable the benefits to be realised and that those entities will continue to comply with the conditions of deductibility imposed by law.

The potential effect of any capital gains tax is not recognised in the revaluation of current and non-current assets.

(q) Employee entitlements

Liabilities for wages, salaries and annual leave and other employee entitlements which are expected to be settled within twelve months of reporting date are accrued at nominal amounts, calculated on the basis of current wage and salary rates, plus relevant employment on-costs.

Liabilities for other employee entitlements, which are not expected to be settled within twelve months of reporting date, are accrued at nominal amounts calculated on the basis of current wage and salary rates. The liabilities ascertained using this method are not materially different from the liabilities determined using the present value method of measurement.

Contributions to employee superannuation plans are expensed as the contributions are paid or become payable.

Expenses relating to shares issued pursuant to employee share ownership plans are recognised as incurred. Amounts outstanding on employee share loans are included in receivables.

(r) Revenue recognition

Gas, electricity and telecommunication services revenue represents accounts rendered plus an accrual for unbilled revenue at the end of the financial period.

Revenue from the provision of services, including revenue from construction contracts, represents consideration received or receivable determined, where appropriate, in accordance with the percentage of completion method, with the stage of completion of each contract determined by reference to the proportion that contract costs for work performed to date bears to the estimated total contract costs.

Customer contributions towards infrastructure are recognised as income in the periods in which the infrastructure is completed.

(s) Foreign currencies

Translation of foreign currency transactions

Foreign currency transactions are converted to Australian dollars at exchange rates ruling at the dates of those transactions. Amounts payable and receivable in foreign currencies at balance date are converted to Australian dollars at exchange rates ruling on that date.

Exchange differences arising from the conversion of amounts payable and receivable in foreign currencies are brought to account as gains or losses in the periods in which the differences arise.

Translation of foreign currency financial statements

Assets and liabilities of self-sustaining foreign controlled entities are translated into Australian dollars at exchange rates ruling at reporting date. Profits and losses of such controlled entities are translated at average exchange rates ruling during the year. Exchange differences arising on translation are taken directly to the foreign currency translation reserve.

Assets and liabilities of integrated foreign controlled entities are translated into Australian dollars at historical rates of exchange or, in the case of monetary items, at exchange rates ruling at reporting date. Profits and losses of such controlled entities are translated at average exchange rates ruling during the year. Exchange differences arising on translation are either brought to account as gains or losses in the periods in which the differences arise or, where such differences are attributable to qualifying assets, included in the costs of acquisition of such assets.

Hedging of foreign currency commitments

Exchange differences arising on hedges of specific purchase and sale commitments are deferred until the date of the relevant transaction and included in the measurement of the purchase or sale.

Exchange differences relating to other hedge transactions are either brought to account as gains or losses in the periods in which the differences arise or, in the case of initial gains or costs, brought to account over the periods of the hedge transactions. On consolidation, gains or losses on hedge transactions entered into in relation to net investments in self-sustaining foreign controlled entities are transferred to the foreign currency translation reserve.

The carrying amounts of forward foreign exchange contracts, which comprise net receivables and payables accrued, are included in assets or liabilities respectively.

Note 2 – Statement of significant accounting policies (continued)

(t) Derivative financial instruments

Derivative financial instruments are entered into in order to manage financial risks, as outline in Note 51.

Gains or losses on derivative financial instruments relating to hedge transactions are either brought to account as gains or losses in the periods in which the differences arise or, brought to account over the periods of the hedge transactions.

Gains or losses on derivative financial instruments which meet the definition of a hedge of specific purchase and sale commitments are deferred until the date of the relevant transaction and included in the measurement of the purchase or sale.

Where a derivative financial instrument which meets the definition of a hedge for hedge accounting purposes is terminated early and the underlying hedged transactions are no longer expected to occur, the gains or losses arising on the early termination of the instrument are recognised in the statement of financial performance as at the date of termination.

Where a derivate financial instrument which meets the definition of a hedge for hedge accounting purposes is terminated early and the underlying transactions are still expected to occur as designated, the gains and losses arising on the early termination of the instrument continue to be deferred and are progressively brought to account over the period during which the hedged transaction are recognised.

Amounts payable and receivable under interest rate swaps, forward rate agreements and interest rate options are recognised in the statement of financial performance on a basis consistent with corresponding fluctuations in interest expense on floating rate debt. The carrying amounts of these financial instruments, which comprise net interest receivables and payables accrued, are included in assets or liabilities respectively.

Option fees and amounts receivable and payable in respect of electricity hedging contracts are brought to account on an accruals basis.

Foreign exchange contracts are accounted for as outlined in Note 2(s).

(u) Cash flows

For the purpose of the statements of cash flows, cash includes cash on hand, cash held at call with financial institutions and money market investments, net of bank overdrafts and money market borrowings.

(v) Comparative figures

Where necessary, information for the previous financial year is re-presented to conform with changes in presentation of the current financial year.

(w) Rounding of amounts

Unless otherwise specified, amounts in the financial report are shown to the nearest tenth of a million dollars in accordance with ASIC class order 98/100 issued 10 July 1998. The Parent Entity is an entity to which the class order applies.

Note 3 – Segment information

	Revenue 2001 $m	Revenue 2000 $m	Operating result 2001 $m	Operating result 2000 $m	Total assets 2001 $m	Total assets 2000 $m
INDUSTRY SEGMENTS						
Energy						
Infrastructure						
• Gas networks	**569.8**	371.3	**222.0**	173.3	**1,170.4**	1,119.7
• Electricity networks	**168.5**	172.2	**70.7**	62.9	**1,098.1**	1,123.0
• Agility	**123.2**	0.0	**28.4**	0.0	**58.4**	0.0
• Pipelines	**0.0**	542.9	**0.0**	216.7	**0.0**	67.5
	861.5	1,086.4	**321.1**	452.9	**2,326.9**	2,310.2
Sales & marketing	**1,908.8**	1,510.1	**115.4**	58.5	**694.4**	682.3
Less network charges	**422.0**	469.3	**0.0**	0.0	**0.0**	0.0
	1,486.8	1,040.8	**115.4**	58.5	**694.4**	682.3
	2,348.3	2,127.2	**436.5**	511.4	**3,021.3**	2,992.5
Investments	**45.7**	0.0	**39.7**	2.6	**386.9**	0.0
Power generation	**8.2**	32.0	**(0.3)**	2.9	**72.3**	47.6
LPG	**28.2**	30.8	**13.6**	17.7	**102.9**	100.2
International business	**1,033.0**	528.8	**(166.1)**	100.5	**2,043.8**	2,035.2
	3,463.4	2,718.8	**323.4**	635.1	**5,627.2**	5,175.5
Property	**40.6**	34.2	**20.5**	12.6	**98.8**	73.3
Telecommunications	**29.1**	0.0	**(33.4)**	0.0	**101.4**	0.0
Other	**1.0**	53.2	**(3.2)**	4.2	**8.1**	28.2
Segment totals	**3,534.1**	2,806.2	**307.3**	651.9	**5,835.5**	5,277.0
Unallocated items	**6.4**	5.6	**(12.0)**	(13.4)	**167.7**	68.1
	3,540.5	2,811.8	**295.3**	638.5	**6,003.2**	5,345.1
Less: inter-segment revenue	**0.2**	2.7	**0.0**	0.0	**0.0**	0.0
borrowing costs	**0.0**	0.0	**181.9**	152.0	**0.0**	0.0
	3,540.3	2,809.1	**113.4**	486.5	**6,003.2**	5,345.1
Inter-segment revenue was derived as follows:						
Energy	**0.1**	1.1				
Property	**0.1**	0.2				
Other	**0.0**	1.4				
	0.2	2.7				

Inter-segment pricing is on an 'arms-length' basis.

	Revenue 2001 $m	Revenue 2000 $m	Operating result 2001 $m	Operating result 2000 $m	Total assets 2001 $m	Total assets 2000 $m
GEOGRAPHICAL SEGMENTS						
Australia	**2,506.7**	2,275.1	**461.9**	534.1	**3,956.8**	3,291.3
New Zealand	**1,003.1**	532.2	**(164.6)**	104.0	**1,868.3**	1,995.7
Other	**30.5**	1.8	**(2.0)**	0.4	**178.1**	58.1
	3,540.3	2,809.1	**295.3**	638.5	**6,003.2**	5,345.1

There was no material inter-segment revenue.

Note 3 – Segment information (continued)

REVENUE IS PRINCIPALLY DERIVED FROM:

(i) Energy

Infrastructure	• Gas networks – distribution of natural gas.
	• Electricity networks – distribution of electricity.
	• Agility – provision of infrastructure management and maintenance services.
Sales & marketing	Sale of natural gas and electricity.
Investments	Investments in pipeline and energy entities.
Power generation	Generation and sale of electricity.
LPG	Extraction and sale of LPG and investment in a joint venture entity involved in the LPG industry.
International business	Distribution of natural gas and investments in foreign entities involved in the gas and electricity industries.
(ii) Property	Sale and rental of properties.
(iii) Telecommunications	Investment in entities involved in the telecommunications industry.
(iv) Other	Business development activities and revenue from other activities.

OPERATING RESULT INCLUDES THE FOLLOWING SIGNIFICANT AMOUNTS:

(i) Energy

Infrastructure	
• Gas networks	$49.3 million (2000 – $(3.2) million)
• Electricity networks	$nil (2000 – $(6.0) million)
• Pipelines	$nil (2000 – $135.6 million)
Sales & marketing	$5.0 million (2000 – $(9.2) million)
International	$(267.6) million (2000 – $nil)
(ii) Property	$20.8 million (2000 – $14.1 million)
(iii) Telecommunications	$(22.2) million (2000 – $nil)
(iv) Other	$nil (2000 – $(1.1) million)
(v) Unallocated	$(9.4) million (2000 – $(20.7) million)

Note 3 – Segment information (continued)

	Infrastructure		Agility	Sales & marketing	Investments	Power generation	LPG	International business
	Gas networks 2001 $m	Electricity networks 2001 $m	2001 $m	2001 $m	2001 $m	2001 $m	2001 $m	2001 $m
INFORMATION RELATING TO ENERGY SEGMENT								
(a) Funds employed								
Current assets								
Cash	0.0	0.0	0.2	4.9	0.0	0.0	0.0	9.7
Receivables	12.3	11.5	34.3	388.6	0.4	2.6	2.1	186.3
Inventories	0.7	0.0	4.8	6.5	0.0	0.0	0.0	8.3
Property, plant and equipment	2.2	0.0	0.0	0.0	0.0	0.0	0.0	79.5
Intangibles	0.0	0.0	0.0	0.0	0.0	0.0	0.0	111.1
Other	3.1	0.0	0.6	17.0	0.0	0.0	0.0	23.4
Non-current assets								
Receivables	0.0	0.0	0.0	0.0	0.0	0.0	32.5	5.9
Investments accounted for using the equity method	0.0	0.0	0.0	0.4	380.6	0.0	67.3	127.9
Other financial assets	0.0	0.0	0.0	0.0	0.0	12.0	0.0	0.0
Property, plant and equipment	924.6	480.0	6.1	22.6	0.0	52.9	1.0	1,201.6
Intangibles	0.0	580.9	0.0	201.9	0.0	0.0	0.0	103.0
Deferred expenditure	226.4	21.7	0.0	15.7	0.0	3.2	0.0	12.7
Tax assets	0.9	0.9	9.6	36.3	2.1	0.0	0.0	41.2
Other	0.2	3.1	2.8	0.5	3.8	1.6	0.0	133.2
Total assets	1,170.4	1,098.1	58.4	694.4	386.9	72.3	102.9	2,043.8
Current liabilities								
Payables	9.9	12.0	26.3	255.2	0.0	4.1	0.5	180.0
Provisions	6.5	2.1	12.1	23.8	0.0	0.2	0.0	23.7
Tax liabilities	6.0	4.7	9.9	12.8	13.0	0.0	3.7	5.6
Unearned revenue	12.9	0.0	0.4	0.7	0.0	0.0	0.0	2.4
Non-current liabilities								
Payables	0.0	0.0	0.0	12.2	0.0	0.0	0.0	0.0
Provisions	5.0	0.5	16.4	62.7	0.0	0.0	0.0	0.0
Tax liabilities	163.0	50.1	0.0	42.5	6.7	4.7	0.2	73.6
Unearned revenue	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.2
Funds employed	967.1	1,028.7	(6.7)	284.5	367.2	63.3	98.5	1,756.3
(b) Profit before borrowing costs and significant items								
Before income tax	172.7	70.7	28.4	110.4	39.7	(0.3)	13.6	101.6
After income tax	123.2	50.5	19.3	72.3	36.6	(0.2)	9.7	55.0
(c) Profit before borrowing costs and significant items/funds employed*(%)								
Before income tax	18.2	6.8	n/a	43.8	19.9	n/a	14.0	5.6
After income tax	13.0	4.8	n/a	28.7	18.3	n/a	10.0	3.1

* Weighted where appropriate.

	Consolidated		Parent Entity	
	2001	2000	2001	2000
	$m	$m	$m	$m
Note 4 – Revenue				
Sales of goods				
Operating activities	2,808.9	1,975.4	274.1	295.2
Other activities	4.2	14.9	0.0	0.0
Provision of services				
Construction contracts	61.7	5.2	0.0	0.0
Other operating activities	296.5	296.7	1.2	0.4
Interest				
Controlled entities				
Wholly-owned	0.0	0.0	115.2	107.6
Associates and joint venture entities	5.2	5.6	0.0	0.0
Other entities	9.3	13.9	3.1	1.7
Dividends				
Wholly-owned controlled entities	0.0	0.0	59.1	152.6
Associates and joint venture entities	0.0	0.0	5.8	0.0
Equity share of profits				
Joint venture entities (Note 45)	28.5	3.8	0.0	0.0
Associates (Note 46)	12.9	59.9	0.0	0.0
Share of partnership profits	0.4	0.9	0.0	0.0
Disposals of assets				
Operating activities	267.0	407.8	6.4	352.2
Other activities	35.4	18.8	35.4	18.8
Rents				
Other activities	0.1	0.4	0.1	0.3
Write-back of provisions no longer required				
Business restructuring	6.4	0.0	0.0	0.0
Contract restructuring	0.0	1.3	0.0	0.0
Employee entitlements	0.8	0.0	0.0	0.0
Environmental rehabilitation	0.0	2.1	0.0	0.0
Reversal of diminution of value of property, plant and equipment	0.0	2.4	0.0	0.0
Settlement of contract agreement	2.0	0.0	0.0	0.0
Other	1.0	0.0	1.0	0.0
Net foreign currency exchange gain from non-speculative dealing	0.0	0.0	0.0	6.1
	3,540.3	2,809.1	501.4	934.9

All revenue relates to operating activities unless otherwise stated.

	Consolidated		Parent Entity	
Note 5 – Expenses from ordinary activities				
Cost of goods sold	1,962.7	1,306.0	274.1	295.2
Administrative costs	141.3	106.3	17.8	42.2
Employee entitlements	288.1	223.4	26.2	24.7
Losses and writedown relating to controlled entities	289.8	0.0	21.0	0.0
Carrying value of businesses sold	173.5	97.4	0.0	97.4
Costs relating to restructure of AGL's business structures and processes	0.0	32.2	0.0	1.5
Other expenses	191.4	253.4	0.0	6.6
	3,046.8	2,018.7	339.1	467.6

Note 6 – Operating profit

	Consolidated 2001 $m	Consolidated 2000 $m	Parent Entity 2001 $m	Parent Entity 2000 $m
Operating profit from ordinary activities includes:				
(a) Net gain on disposal of assets (excluding significant items – refer to Note6(c))				
Investments	1.7	5.5	0.0	0.0
Property, plant and equipment	11.3	1.3	2.6	0.1
(b) Items of expense				
Borrowing costs				
Interest expense				
Controlled entities				
Wholly-owned	0.0	0.0	0.9	1.2
Other entities	178.2	150.3	104.7	99.7
Finance lease expenses				
Finance charges	0.0	0.1	0.0	0.0
Other borrowing costs	3.7	2.2	3.7	2.1
	181.9	152.6	109.3	103.0
Less amounts capitalised as part of the carrying values of assets*	0.0	0.6	0.0	0.0
	181.9	152.0	109.3	103.0
*Capitalisation rate applicable to funds borrowed generally – (2000 6.6%)				
Amounts provided for:				
Directors' retiring allowances	0.3	0.2	0.3	0.2
Doubtful debts (net of bad debts recovered)	14.2	12.7	0.0	0.0
Employee entitlements	23.9	15.4	5.4	2.5
Property rental guarantees	0.2	0.0	0.0	0.0
Amounts written off in respect of:				
Plant and equipment scrapped	2.6	1.6	0.0	0.0
Deferred expenditure	0.5	0.2	0.0	0.0
Amortisation of:				
Deferred expenditure	22.2	21.1	0.2	0.4
Gas entitlements	26.6	9.9	0.0	0.0
Intangibles	32.2	13.9	0.0	0.0
Right to receive net pipeline tariffs	0.0	0.7	0.0	0.0
Depreciation of:				
Buildings				
Freehold	0.5	0.2	0.0	0.0
Leasehold	2.2	2.6	1.1	0.7
Plant and equipment				
Purchased assets	114.5	103.2	0.6	0.9
Leased assets	0.0	0.3	0.0	0.0
Net decrements arising on write down of:				
Inventories	0.1	0.0	0.0	0.0
Property, plant and equipment	0.6	0.0	0.0	0.0
Rental expense on operating leases				
Goldline rehabilitation programme	10.8	20.4	0.0	0.0
Amadeus Gas Trust assets	0.0	17.3	0.0	0.0
Other	17.6	16.6	3.1	4.6
Net foreign currency exchange loss from non-speculative dealing	1.4	0.4	0.7	0.0
Research and development costs	0.2	0.2	0.0	0.0

	Consolidated 2001 $m	Consolidated 2000 $m	Parent Entity 2001 $m	Parent Entity 2000 $m

Note 6 – Operating profit (continued)

(c) Significant items

	Consolidated 2001 $m	Consolidated 2000 $m	Parent Entity 2001 $m	Parent Entity 2000 $m
Profit on sale of businesses	54.3	137.1	0.0	195.3
(Income tax benefit applicable $11.4 million (2000 $24.8 million))				
(Parent Entity income tax expense $3.3 million)				
Profit on sale of surplus property held for sale	20.8	14.1	20.8	14.1
(Income tax expense applicable $7.2 million (2000 $4.6 million))				
(Parent Entity $7.2 million (2000 $4.6 million))				
Losses and writedowns relating to controlled entities	(289.8)	0.0	(21.0)	0.0
(Income tax benefit applicable $24.4 million (Parent Entity $nil))				
Costs relating to review ownership structure of AGL's network assets	(9.4)	0.0	(9.4)	0.0
(Income tax benefit applicable $3.2 million (Parent Entity $3.2 million))				
Costs incurred to implement the Goods and Services Tax	0.0	(9.5)	0.0	(2.2)
(Income tax benefit applicable $3.4 million (Parent Entity $0.8 million))				
Costs incurred to restructure AGL's business structures and processes	0.0	(32.2)	0.0	(1.6)
(Income tax benefit applicable $11.6 million (Parent Entity $0.7 million))				
Adjustments to restate net deferred income tax balances due to the change in income tax rates	0.0	40.7	0.0	0.6
Recognition of tax losses in respect of which future income tax benefits were not previously brought to account	0.0	15.6	0.0	0.0

Note 7 – Income tax attributable to operating profit

	Consolidated 2001 $m	Consolidated 2000 $m	Parent Entity 2001 $m	Parent Entity 2000 $m
Prima facie income tax expense on operating profit at 34% (2000 36%)	(38.6)	(175.1)	(17.4)	(130.4)
Tax effect of permanent differences				
Non-allowable expenditure	(87.0)	(19.2)	(7.7)	(0.6)
Non-assessable revenue	12.8	5.1	0.0	0.0
Rebateable/non-assessable dividends	0.0	0.0	21.0	55.0
Non rebateable/assessable dividends	(4.6)	0.0	0.0	0.0
Equity accounted profits of associates and joint venture entities	5.6	22.9	0.0	0.0
Development allowance	1.8	2.5	0.0	0.0
Rehabilitation expenditure	0.0	4.9	0.0	0.0
Profits/losses on disposals of assets	31.7	77.4	0.6	67.5
Other	(2.9)	1.8	0.6	0.7
Recognition of tax losses not previously brought to account	2.8	15.6	2.8	0.0
Reversal of tax rate losses previously recognised now written off	(5.9)	0.0	0.0	0.0
Income tax rate change	6.6	40.7	(1.7)	0.6
Income tax over/(under)provided in prior years	0.8	(0.4)	0.8	(1.2)
Income tax expense on operating profit	(76.9)	(23.8)	(1.0)	(8.4)

	Consolidated 2001 $m	Consolidated 2000 $m	Parent Entity 2001 $m	Parent Entity 2000 $m
Note 8 – Dividends				
Interim dividend paid 12 April 2001 (2000 14 April 2000)				
Franked amount (7 cents per share (2000 4 cents per share))	24.9	13.5	24.9	13.5
Unfranked amount (18 cents per share (2000 20 cents per share))	64.1	67.7	64.1	67.7
Total amount (25 cents per share (2000 24 cents per share))	89.0	81.2	89.0	81.2
Final dividend proposed for 16 October 2001 (2000 17 October 2000)				
Franked amount (16 cents per share (2000 6 cents per share))	57.6	20.5	57.6	20.5
Unfranked amount (11 cents per share (2000 21 cents per share))	39.5	71.8	39.5	71.8
Total amount (27 cents per share (2000 27 cents per share))	97.1	92.3	97.1	92.3
Special dividend paid (2000 17 October 2000)				
Franked amount (2000 0 cents per share)	0.0	0.0	0.0	0.0
Unfranked amount (2000 23 cents per share)	0.0	78.7	0.0	78.7
Total amount (2000 23 cents per share)	0.0	78.7	0.0	78.7
	186.1	252.2	186.1	252.2
The franking rate applicable to all franked dividends paid is 34%				
The franking rate applicable to all franked dividends proposed is 30%				
Franking credits available for franking dividends in the subsequent financial year (after allowing for tax payable in respect of the current financial year)	10.8	10.3	0.0	10.3
Foreign dividend account credits attached to dividends for the year	0.0	51.3	0.0	51.3
Note 9 – Receivables (current)				
Debtors	461.8	464.7	47.7	8.9
Less provision for doubtful debts	25.0	15.4	0.0	0.0
	436.8	449.3	47.7	8.9
Unbilled revenue	203.6	143.4	0.0	0.0
Loans receivable (secured)	10.6	0.5	0.5	0.5
Loans to directors engaged in full time employment within the consolidated entity (secured)	0.7+	0.7*	0.7+	0.7*
Amounts owing by:				
Wholly-owned controlled entities	0.0	0.0	0.0	26.5
Associates and joint venture entities	38.9	14.9	0.0	8.1
	38.9	14.9	0.0	34.6
	690.6	608.8	48.9	44.7

+To nearest thousand dollars, $689,000.

* To nearest thousand dollars, $710,000.

Significant terms and conditions

Debtors are required to be settled within 30 days of the date of recognition.

Unbilled gas and electricity revenue is not collectable until such time as consumers' meters are read and bills rendered.

Loans receivable (secured) comprise a loan commitment which is secured by first mortgage over listed securities and employee share plan loans which are secured by first mortgages over shares of the Parent Entity. The loan commitment is interest bearing and matures on the 28 June 2002, while the share plan loans are non-interest bearing and the current portions of the loans are repayable no later than 30 June 2002.

Loans to directors, including directors of controlled entities, comprise employee share plan loans which are secured by first mortgages over shares of the Parent Entity. The loans are non-interest bearing and the current portions of the loans are repayable no later than 30 June 2002.

Amounts owing by associates and joint venture entities are non-interest bearing and are required to be paid within 30 days of the date of recognition.

Credit risk

The consolidated entity does not have a material exposure to any individual debtor or any group of debtors having similar characteristics by reason of the debtors comprising a group operating in the same industry.

Revision of accounting estimate

During the year, the assumptions used to calculate unbilled electricity revenue in AGL South Australia were revised in-line with existing usage profiles and tariff categories. This review resulted in the amount of unbilled electricity recognised at 30 June 2001 increasing by $15.1 million.

	Consolidated 2001 $m	Consolidated 2000 $m	Parent Entity 2001 $m	Parent Entity 2000 $m
Note 10 – Inventories (current)				
(a) Stocks and materials				
Raw materials and stores – at cost	12.1	11.2	0.0	0.0
Work in progress – at cost	3.9	0.1	0.0	0.0
Finished goods – at cost	4.6	2.7	0.0	0.0
	20.6	14.0	0.0	0.0
(b) Properties held for development and sale				
Acquisition costs	0.0	6.1	0.0	0.0
Development costs	0.0	0.6	0.0	0.0
	0.0	6.7	0.0	0.0
Less provision to reduce carrying values to net realisable values	0.0	2.9	0.0	0.0
	0.0	3.8	0.0	0.0
	20.6	17.8	0.0	0.0
Aggregate carrying amount of inventories, including non-current inventories (Note 15)	23.7	20.9	0.0	0.0

Note 11 – Property, plant and equipment (current)

	Consolidated 2001 $m	Consolidated 2000 $m	Parent Entity 2001 $m	Parent Entity 2000 $m
(a) Plant and equipment				
At cost	79.5	0.0	0.0	0.0
(b) Surplus properties held for sale – freehold				
At cost	2.2	17.1	0.0	14.9
	81.7	17.1	0.0	14.9

Valuations

Surplus properties held for sale were valued at $2.2 million at 30 June 2001. The valuations were determined by directors after receipt of independent valuations from licensed real estate valuers and after allowing for site rehabilitation costs.

Note 12 – Intangibles (current)

	Consolidated 2001 $m	Consolidated 2000 $m	Parent Entity 2001 $m	Parent Entity 2000 $m
Goodwill				
At cost	338.7	0.0	0.0	0.0
Less provision for amortisation	227.6	0.0	0.0	0.0
	111.1	0.0	0.0	0.0

Note 13 – Other current assets

	Consolidated 2001 $m	Consolidated 2000 $m	Parent Entity 2001 $m	Parent Entity 2000 $m
Prepayments	27.0	24.7	2.3	1.1
Gas entitlements	21.6	0.0	0.0	0.0
	48.6	24.7	2.3	1.1

	Consolidated 2001 $m	Consolidated 2000 $m	Parent Entity 2001 $m	Parent Entity 2000 $m

Note 14 – Receivables (non-current)

	Consolidated 2001 $m	Consolidated 2000 $m	Parent Entity 2001 $m	Parent Entity 2000 $m
Debtors	17.2	10.5	11.9	10.4
Loans receivable (unsecured)	0.8	1.9	0.0	0.0
Loans receivable (secured)				
At recoverable amount (1)	3.5	3.5	0.0	0.0
At cost	11.5	10.6	11.5	10.6
	15.0	14.1	11.5	10.6
Loans to directors engaged in full time employment within the consolidated entity (secured)	10.1+	5.3*	10.1+	5.3*
Amounts owing by:				
Wholly-owned controlled entities	0.0	0.0	3,119.3	2,770.4
Partly-owned controlled entities	0.0	0.0	0.2	0.2
Associates and joint venture entities	32.5	41.4	0.0	0.0
	32.5	41.4	3,119.5	2,770.6
Less provision to reduce carrying value to net realisable value	0.0	0.0	21.0	0.0
	32.5	41.4	3,098.5	2,770.6
	75.6	73.2	3,132.0	2,796.9

+ To nearest thousand dollars, $10,149,000

* To nearest thousand dollars, $5,332,000.

(1) A loan receivable (secured) was written down to recoverable amount by directors on 30 June 1993.

Significant terms and conditions

Loans receivable (secured) comprise a property related loan which is secured by a second mortgage over the relevant property and employee share plan loans which are secured by first mortgages over shares of the Parent Entity. The property related loan is non-interest bearing and is repayable no later than June 2004. The share plan loans are non-interest bearing and are repayable no later than November 2010.

Loans to directors, including directors of controlled entities, comprise employee share plan loans which are secured by first mortgages over shares of the Parent Entity. The loans are non-interest bearing and are repayable no later than November 2010.

Amounts owing by associates and joint venture entities are unsecured, interest bearing and are repayable in June 2003.

Credit risk

The consolidated entity does not have a material exposure to any individual debtor or any group of debtors, other than in respect of an amount of $32.5 million owing by Elgas Limited (a joint venture entity) which is repayable in June 2003.

Note 15 – Inventories (non-current)

	Consolidated 2001 $m	Consolidated 2000 $m	Parent Entity 2001 $m	Parent Entity 2000 $m
Properties held for development and sale				
Acquisition costs	2.1	2.1	0.0	0.0
Development costs	1.8	1.8	0.0	0.0
Other costs capitalised	0.9	0.9	0.0	0.0
	4.8	4.8	0.0	0.0
Less provision to reduce carrying value to net realisable value	1.7	1.7	0.0	0.0
	3.1	3.1	0.0	0.0

Valuations

The properties held for development and sale were valued at $3.2 million at 30 June 2001. The valuations were determined by directors, after receipt of independent valuations from licensed real estate valuers, and are based on the estimated realisable values of the properties in an open market. The carrying values of the properties were not restated at 30 June 2001.

	Consolidated 2001 $m	Consolidated 2000 $m	Parent Entity 2001 $m	Parent Entity 2000 $m
Note 16 – Investments accounted for using the equity method				
Associates – quoted on stock exchange				
At equity accounted carrying amount (Parent Entity at cost)	161.7	162.1	140.5	146.4
Associates – not quoted on stock exchange				
At equity accounted carrying amounts	1.6	1.7	0.0	0.0
Joint venture entities – not quoted on stock exchange				
At equity accounted carrying amounts	412.8	105.6	0.0	0.0
	576.1	269.4	140.5	146.4

Note 17 – Other financial assets

	Consolidated 2001 $m	Consolidated 2000 $m	Parent Entity 2001 $m	Parent Entity 2000 $m
Controlled entities – not quoted on stock exchange				
At recoverable amount (1)	0.0	0.0	11.5	11.5
At cost (2)	0.0	0.0	367.1	367.1
	0.0	0.0	378.6	378.6
Interest in other entities	54.9	0.0	0.0	0.0
Interest in partnership – at cost plus share of undistributed profits	11.9	10.5	0.0	0.0
	66.8	10.5	378.6	378.6

(1) Shares in a controlled entity not quoted on a stock exchange were written down to recoverable amount by directors on 30 June 1994.

(2) Shares in other controlled entities not quoted on a stock exchange previously revalued to fair value ($137.6 million) by directors in 1986 have been deemed to be carried forward at cost as from 1 July 2000 under AASB 1041.

Interest in partnership

The consolidated entity has a 15% interest in the Southern Cross Energy partnership, the principal activity of which is power generation.

Note 18 – Property, plant and equipment (non-current)

(a) Land and buildings

	Consolidated 2001 $m	Consolidated 2000 $m	Parent Entity 2001 $m	Parent Entity 2000 $m
Freehold				
At cost	39.2	37.0	1.5	1.5
Less provision for depreciation	2.7	2.1	0.0	0.0
	36.5	34.9	1.5	1.5
Leasehold				
At cost	9.6	9.3	4.3	3.9
Less provision for depreciation	3.9	1.7	1.3	0.2
	5.7	7.6	3.0	3.7
	42.2	42.5	4.5	5.2

Valuations

Freehold land and buildings were valued at $37.4 million at 30 June 2001. These valuations were determined by directors after receipt of independent valuations from licensed real estate valuers and after allowing for site rehabilitation costs. The carrying values of the properties were not restated at 30 June 2001.

	Consolidated 2001 $m	Consolidated 2000 $m	Parent Entity 2001 $m	Parent Entity 2000 $m
Note 18 – Property, plant and equipment (non-current) (continued)				
(b) Surplus properties held for sale				
Freehold				
At cost	44.8	31.4	40.8	22.5
Less provision for depreciation	0.2	0.1	0.0	0.0
	44.6	31.3	40.8	22.5

Valuations

The properties were valued at $98.3 million at 30 June 2001. These valuations were determined by directors after receipt of independent valuations from licensed real estate valuers and after allowing for site rehabilitation costs ($50.0 million of rehabilitation costs in respect of a former gasworks site have been offset by the utilisation of part of the former gas customers' reserve account). The carrying values of the properties were not restated at 30 June 2001.

Capital gains tax payable if the properties had been sold at 30 June 2001 for amounts equivalent to either their carrying values or the directors' valuations at that date would be $23.1 million (2000 $29.4 million). At 30 June 2001 no allowance has been made for this capital gains tax.

	Consolidated 2001 $m	Consolidated 2000 $m	Parent Entity 2001 $m	Parent Entity 2000 $m
(c) Plant and equipment				
At recoverable amount (1)	5.4	0.0	0.0	0.0
Less provision for depreciation	0.0	0.0	0.0	0.0
	5.4	0.0	0.0	0.0
At cost (2)	3,319.4	3,133.3	7.3	8.3
Less provision for depreciation	657.7	592.6	3.4	3.2
	2,661.7	2,540.7	3.9	5.1
	2,667.1	2,540.7	3.9	5.1

(1) Certain power generation plant and equipment was written down to recoverable amount by directors on 30 June 2001, being the present value of expected net cash flows. The discount rate used to determine the present value of the expected net cashflows was 7.5%.

(2) Certain items of plant and equipment previously revalued to fair value ($123.1 million) by directors pursuant to the restructuring of the NSW gas industry in 1986 have been deemed to be carried forward at cost as from 1 July 2000 under accounting standard AASB 1041.

	2,753.9	2,614.5	49.2	32.8

Non-current assets pledged as security

Refer to Note 29 for details of non-current assets pledged as security.

Depreciation methods applicable to each class of assets

Land and surplus properties held for sale are not depreciated.

Buildings and other plant and equipment are depreciated on a straight-line basis.

Depreciation rates applicable to each class of assets:

- Buildings component of land and buildings: 2% pa.
- Plant and equipment
  - Purchased assets: 2% – 33 1/3% pa.
  - Capitalised leased assets: 2% – 20% pa.

Reconciliations

Reconciliations of the carrying amounts of each class of non-current property, plant & equipment at the beginning and end of the reporting period:

	Freehold land & buildings $m	Leasehold land & buildings $m	Surplus properties held for sale $m	Plant & equipment $m	Total $m
Consolidated – 2001					
Balance at beginning of year	34.9	7.6	31.3	2,540.7	2,614.5
Additions	2.1	1.0	18.3	300.3	321.7
Disposals		(0.7)	(5.0)	(121.9)	(127.6)
Additions through acquistions				124.0	124.0
Recoverable amount writedowns				(0.6)	(0.6)
Depreciation	(0.5)	(2.2)		(114.5)	(117.2)
Foreign currency exchange differences				18.6	18.6
Reclassification to current asset				(79.5)	(79.5)
Balance at the end of year	36.5	5.7	44.6	2,667.1	2,753.9
Parent Entity – 2001					
Balance beginning of year	1.5	3.7	22.5	5.1	32.8
Additions		0.4	18.3		18.7
Disposals				(0.6)	(0.6)
Depreciaiton		(1.1)		(0.6)	(1.7)
Balance at the end of year	1.5	3.0	40.8	3.9	49.2

	Consolidated 2001 $m	Consolidated 2000 $m	Parent Entity 2001 $m	Parent Entity 2000 $m
Note 19 – Intangibles (non-current)				
Goodwill				
At cost	**208.6**	453.9	**0.0**	0.0
Less provision for amortisation	**21.1**	18.4	**0.0**	0.0
	187.5	435.5	**0.0**	0.0
Licences				
At cost	**730.8**	726.3	**0.0**	0.0
Less provision for amortisation	**7.4**	2.1	**0.0**	0.0
	723.4	724.2	**0.0**	0.0
	910.9	1,159.7	**0.0**	0.0
Note 20 – Deferred expenditure				
Gas industry expenses – at cost				
Customer connections	**257.2**	195.1	**0.0**	0.0
Natural gas conversion	**71.6**	72.0	**0.0**	0.0
Other	**16.9**	17.8	**0.0**	0.0
	345.7	284.9	**0.0**	0.0
Less provision for amortisation	**117.3**	113.2	**0.0**	0.0
	228.4	171.7	**0.0**	0.0
Other expenses – at cost				
Borrowings	**12.0**	12.4	**12.0**	12.4
Computer software	**123.5**	93.8	**1.5**	1.5
Other	**10.5**	8.9	**0.3**	4.7
	146.0	115.1	**13.8**	18.6
Less provision for amortisation	**51.7**	35.7	**5.9**	4.4
	94.3	79.4	**7.9**	14.2
	322.7	251.1	**7.9**	14.2
Note 21 – Tax assets				
Future income tax benefits *	**102.4**	102.9	**15.8**	14.0
* Includes future income tax benefits attributable to tax losses carried forward as an asset	**16.7**	18.4	**7.6**	0.0
Future income tax benefits, attributable to tax losses not brought to account, which will only be realised if the conditions for deductibility set out in Note 2(p) apply	**42.6**	14.8	**0.0**	2.8
Note 22 – Other non-current assets				
Gas entitlements – at cost	**168.4**	164.0	**0.0**	0.0
Less provision for amortisation	**36.5**	9.9	**0.0**	0.0
	131.9	154.1	**0.0**	0.0
Sundry gas and electricity assets	**6.3**	7.1	**0.0**	0.0
	138.2	161.2	**0.0**	0.0
Note 23 – Payables (current)				
Creditors	**535.8**	465.4	**53.6**	68.2
Amounts owing to:				
Associates and joint venture entities	**3.4**	8.7	**0.0**	0.0
	539.2	474.1	**53.6**	68.2

Significant terms and conditions

Creditors and amounts owing to associates and joint venture entities are generally settled within 30 days of recognition and are unsecured.

	Consolidated 2001 $m	Consolidated 2000 $m	Parent Entity 2001 $m	Parent Entity 2000 $m
Note 24 – Interest bearing liabilities (current)				
Secured				
Bank borrowings	0.8	0.0	0.0	0.0
Other borrowings	2.5	4.7	0.0	0.0
Subject to negative pledge				
Bank borrowings	722.0	50.0	240.0	50.0
Unsecured				
Bank overdrafts	0.2	0.3	0.2	0.3
Bank borrowings	11.9	0.0	0.0	0.0
Capital convertible notes	43.6	0.0	0.0	0.0
Natural gas notes	60.7	51.9	0.0	0.0
Promissory notes	262.0	85.0	160.0	85.0
Other borrowings	0.0	8.2	0.0	8.1
Consumer deposits and interest	0.5	4.0	0.0	0.0
	1,104.2	204.1	400.2	143.4

Significant terms and conditions

Bank borrowings (secured) are secured by a guarantee from the Parent Entity and a mortgage over various gas distribution assets of a controlled entity. The current portion of the loan is repayable by June 2002.

Other borrowings (secured) are secured by a floating charge over the assets of a joint venture operation. The current portion of the loan is repayable by June 2002.

Bank borrowings (subject to negative pledge) consist of:

(i) Various committed bank cash advance facilities to the Parent Entity which are repayable on the expiration of the facilities, currently between July 2001 and February 2002.

(ii) A two year revolving cash advance facility to Natural Gas Corporation Holdings Limited and a standby committed cash advance facility to On energy Limited. These facilities were both refinanced on 13 July 2001 under a NZ$850 million syndicated cash advance facility which matures on 13 November 2001.

Bank overdrafts may be utilised at any time and are repayable on demand.

Convertible notes consist of:

(i) Convertible notes issued by a controlled entity which are subject to redemption by the controlled entity on 1 October 2001.

(ii) Convertible notes issued by a controlled entity which entitle the holder to convert on a one for one basis to ordinary shares in a partly-owned controlled entity on the maturity date of 28 June 2002.

Natural gas notes issued by a partly-owned controlled entity are repayable on 15 July 2001.

Promissory notes are payable on maturity. The maturity dates are between July and December 2001.

Consumer deposits and interest relate to security deposits lodged with certain controlled entities of the consolidated entity by gas and electricity consumers. These deposits and accrued interest are normally held by the consolidated entity for periods of either one or two years. The aggregate amount expected to be paid to consumers within twelve months of the reporting date is shown as a current liability, with the balance shown as a non-current liability (refer to Note 29).

Note 25 – Provisions (current)

	Consolidated 2001 $m	Consolidated 2000 $m	Parent Entity 2001 $m	Parent Entity 2000 $m
Dividends	97.1	171.0	97.1	171.0
Employee entitlements	34.0	44.2	4.8	8.2
Contract restructuring	10.9	19.6	0.0	0.0
Property rental guarantees	1.2	0.3	0.0	0.0
Environmental rehabilitation	0.1	0.9	0.1	0.1
Business restructuring	15.7	0.0	0.0	0.0
Promotional initiatives	4.7	0.0	0.0	0.0
Other	15.6	12.4	0.0	0.2
	179.3	248.4	102.0	179.5

Note 26 – Tax liabilities (current)

	Consolidated 2001 $m	Consolidated 2000 $m	Parent Entity 2001 $m	Parent Entity 2000 $m
Current tax payable	31.3	8.1	4.9	10.0

	Consolidated 2001 $m	Consolidated 2000 $m	Parent Entity 2001 $m	Parent Entity 2000 $m
Note 27 – Unearned revenue (current)				
Balance of amount transferred from former gas customers' reserve account to offset reductions in network transportation charges	12.6	16.0	0.0	0.0
Other unearned revenue	4.8	10.2	14.7	12.5
	17.4	26.2	14.7	12.5
Note 28 – Payables (non-current)				
Amounts owing to wholly-owned controlled entities	0.0	0.0	42.3	145.2
Note 29 – Interest bearing liabilities (non-current)				
Secured				
Bank borrowings	25.1	0.0	0.0	0.0
Other borrowings	38.9	38.7	0.0	0.0
Subject to negative pledge				
Bank borrowings	400.0	80.0	400.0	80.0
Medium term notes	300.0	300.0	300.0	300.0
Senior notes	772.2	772.7	772.2	772.7
Other unsecured				
Bank borrowings	29.5	550.7	0.0	0.0
Capital convertible notes	0.0	45.0	0.0	0.0
Natural gas notes	0.0	63.6	0.0	0.0
Amounts owing to wholly-owned controlled entities	0.0	0.0	2.0	6.2
Consumer deposits and interest	12.2	12.5	0.0	0.0
	1,577.9	1,863.2	1,474.2	1,158.9

Significant terms and conditions

Bank borrowings (secured) are secured by a guarantee from the Parent Entity and a mortgage over various gas distribution assets of a controlled entity. The loan is repayable in equal instalments between 28 July 2003 and 28 January 2007.

Other borrowings (secured) are secured by a floating charge over the assets of a joint venture operation and are repayable in instalments up to 31 December 2011.

Bank borrowings (subject to negative pledge) are repayable on the expiration of the facilities. The expiry dates of the facilities are currently between July 2002 and January 2003.

Medium term notes are repayable on maturity in July 2004.

Senior notes are repayable on maturity, partly in November 2003, partly in April 2008 and partly in April 2018. The notes are denominated in US dollars and the consolidated entity's foreign exchange exposure has been fully hedged.

Bank borrowings (unsecured) relating to a controlled entity are repayable in equal instalments between February 2003 and August 2006.

Consumer deposits and interest relate to security deposits lodged with certain controlled entities of the consolidated entity by gas and electricity consumers. These deposits and accrued interest are normally held by the consolidated entity for periods of either one or two years. Other gas deposits and accrued interest are held until such time as the consumers cease to be customers of the consolidated entity and all outstanding amounts are either paid or deducted from the security deposits.

Assets pledged as security

The carrying value of non-current assets pledged as security are:

	Consolidated 2001 $m	Consolidated 2000 $m	Parent Entity 2001 $m	Parent Entity 2000 $m
Property, plant and equipment	215.1	50.3	0.0	0.0

	Consolidated		Parent Entity	
	2001	2000	2001	2000
	$m	$m	$m	$m
Note 30 – Provisions (non-current)				
Directors' retiring allowances	1.6	1.3	1.6	1.3
Employee entitlements	35.3	33.9	4.1	8.0
Contract restructuring	48.7	63.6	0.0	0.0
Property rental guarantees	0.8	1.5	0.0	0.0
Environmental rehabilitation	0.1	0.6	0.1	0.1
Promotional initiatives	4.8	9.5	0.0	0.0
Other	2.5	2.1	0.0	0.0
	93.8	112.5	5.8	9.4
Note 31 – Tax liabilities (non-current)				
Deferred income tax	348.2	296.8	9.5	11.6
Note 32 – Unearned revenue (non-current)				
Balance of amount transferred from former gas customers' reserve account to offset reductions in network transportation charges	0.0	23.6	0.0	0.0
Other unearned revenue	3.6	2.2	1.4	2.2
	3.6	25.8	1.4	2.2
Note 33 – Contributed equity				
359,758,945 (2000 341,990,877) fully paid ordinary shares	1,354.6	1,175.9	1,354.6	1,175.9

During the year the Parent Entity issued:
(i) 6,406,596 shares at $9.98 per share and 3,599,656 shares at $10.44 per share pursuant to The Australian Gas Light Company Dividend Reinvestment Plan;
(ii) 6,785,801 shares at $9.98 per share pursuant to an underwriting agreement in respect of The Australian Gas Light Company Dividend Reinvestment Plan;
(iii) 132,500 shares at $11.69 per share, 385,500 shares at $11.10 per share and 300,000 shares at $11.67 per share pursuant to the AGL Share Loan Plan; and
(iv) 158,015 shares pursuant to the AGL Share Reward Plan.

Ordinary shares entitle each Proprietor to the capital and profits of the Company including dividend payments in proportion to the number and amounts paid on the shares held.

A Proprietor of ordinary shares has the right of voting personally or by proxy in the following manner:
- for every 5 shares or part thereof up to 100 shares – 1 vote;
- for every 10 shares or part thereof beyond the first 100 shares up to 200 shares – 1 vote;
- for every 25 shares or part thereof beyond the first 200 shares up to one fourth of the total shares issued by the Company – 1 vote.

	Consolidated 2001 $m	Consolidated 2000 $m	Parent Entity 2001 $m	Parent Entity 2000 $m
Note 34 – Reserves				
Asset revaluation	0.0	0.0	1.7	1.7
Foreign currency translation	(13.7)	(26.0)	0.0	0.0
	(13.7)	(26.0)	1.7	1.7
Movements in reserves				
Asset revaluation				
Balance at beginning of year	0.0	29.8	1.7	1.7
Reversal of previous movements in associates' reserves on associate becoming a controlled entity	0.0	(29.8)	0.0	0.0
Share of movements in associates' reserves	0.0	0.0	0.0	0.0
Balance at end of year	0.0	0.0	1.7	1.7

The asset revaluation reserve was used to recognise increments and decrements from prior years arising on the revaluation of non-current assets.

	Consolidated 2001 $m	Consolidated 2000 $m	Parent Entity 2001 $m	Parent Entity 2000 $m
Foreign currency translation				
Balance at beginning of year	(26.0)	(9.0)	0.0	0.0
Net exchange gain(loss) arising on translation of foreign currency net assets	8.0	(13.2)	0.0	0.0
Net gain(loss) arising on hedging of foreign currency investments	4.3	(3.8)	0.0	0.0
Balance at end of year	(13.7)	(26.0)	0.0	0.0

Exchange differences arising on the translation of assets and liabilities of self-sustaining foreign controlled entities are taken to the foreign currency translation reserve as outlined in Note 2(s). The debit balance in the reserve has arisen primarily as a result of the weakening of the New Zealand currency.

	Consolidated 2001 $m	Consolidated 2000 $m	Parent Entity 2001 $m	Parent Entity 2000 $m
Note 35 – Retained profits				
Balance at beginning of year	635.7	437.9	531.3	429.6
Operating profit after income tax attributable to Proprietors of the Parent Entity	115.4	450.0	50.1	353.9
Dividends provided for or paid	(186.1)	(252.2)	(186.1)	(252.2)
Balance at the end of year	565.0	635.7	395.3	531.3
Note 36 – Outside equity interests in controlled entities				
Contributed equity	152.9	166.4	0.0	0.0
Reserves	7.0	0.0	0.0	0.0
Accumulated profits/(losses)	42.5	133.9	0.0	0.0
	202.4	300.3	0.0	0.0
Note 37 – Construction contracts in progress				
Aggregate of contract costs incurred and recognised profits (less recognised losses) to date	76.7	25.6	0.0	0.0
Less aggregate of consideration received and receivable as progress billings (including retentions) and advances received	(72.8)	(25.5)	0.0	0.0
Advances received	0.0	0.0	0.0	0.0
	3.9	0.1	0.0	0.0
Amounts due from customers for contract work	13.1	5.8	0.0	0.0
Less amounts due to customers for contract work	0.0	0.0	0.0	0.0
	13.1	5.8	0.0	0.0

	Consolidated 2001 $m	Consolidated 2000 $m	Parent Entity 2001 $m	Parent Entity 2000 $m

Note 38 – Capital commitments

	Consolidated 2001 $m	Consolidated 2000 $m	Parent Entity 2001 $m	Parent Entity 2000 $m
Expenditure contracted for at balance date not reflected in the financial statements				
Capital expenditure in respect of:				
Information technology projects	2.0	3.4	0.0	0.0
Property, plant and equipment	166.2	15.7	1.8	10.2
Construction projects	5.4	19.5	0.0	0.0
Capital commitments in respect of:				
Joint venture operations	0.1	2.0	0.0	0.0
Joint venture entities	10.5	3.6	0.0	0.0
Associates	15.2	26.8	0.0	0.0
Payable not later than one year	199.4	71.0	1.8	10.2

Note 39 – Lease commitments

Non-cancellable operating leases

	Consolidated 2001 $m	Consolidated 2000 $m	Parent Entity 2001 $m	Parent Entity 2000 $m
Aggregate amounts contracted for at balance date not reflected in the financial statements				
Goldline rehabilitation programme				
Due within 1 year	0.0	18.6	0.0	0.0
Due between 1 and 5 years	0.0	50.0	0.0	0.0
Due after 5 years	0.0	0.0	0.0	0.0
	0.0	68.6	0.0	0.0
Other				
Due within 1 year	16.8	15.2	4.8	4.4
Due between 1 and 5 years	44.4	40.8	17.5	16.6
Due after 5 years	2.8	9.1	0.0	2.3
	64.0	65.1	22.3	23.3
	64.0	133.7	22.3	23.3

Operating leases comprise leases of office space and gas reticulation networks. There are no contingent rental payments due or payable. There are no purchase options and escalation clauses or restrictions imposed by lease arrangements concerning dividends, additional debt and further leasing. Various operating leases have standard lease renewal options.

Note 40 – Contingent liabilities

	Consolidated 2001 $m	Consolidated 2000 $m	Parent Entity 2001 $m	Parent Entity 2000 $m
Bank guarantees in respect of the consolidated entity	7.4	6.0	0.6	0.2
Other guarantees and warranties in respect of controlled entities	0.8	0.0	166.1	0.0
Guarantees in respect of associated companies	5.0	0.0	5.0	0.0
	13.2	6.0	171.7	0.2

Other contingent liabilities

(a) Claims and possible claims, indeterminable in amount, have arisen in the course of business against entities in the consolidated entity. Based on legal advice obtained, the directors of the Parent Entity believe that any resultant liability will not materially affect the financial position of the consolidated entity.

(b) The Parent Entity has undertaken to provide financial support, as and when required, to certain wholly-owned controlled entities, so as to enable those controlled entities to pay their debts as and when such debts become due and payable.

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000

Note 41 – Remuneration of auditors

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
Remuneration of the auditor of the Parent Entity for:				
Auditing and reviewing the financial report	617	542	89	84
Other services (1)	2,154	3,970	0	0
Related practice of the Parent Entity auditors:				
Other services	424	0	0	0
Remuneration of the auditor of a controlled entity for auditing and reviewing the financial report	207	249	0	0

(1) Includes the provision of consultancy and due diligence services relating to the acquisitions and disposals of businesses during the relevant years.

Note 42 – Remuneration of directors and executive officers

Directors' remuneration

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
Aggregate income paid or payable, or otherwise made available, to directors of:				
The Parent Entity	13,727	3,108	13,727	3,108
Controlled entities	5,426	5,780	0	0
	19,153	8,888	13,727	3,108

* Excluding executive officers of the Parent Entity who are only directors of wholly-owned controlled entities.

Number of directors of the Parent Entity whose income, including superannuation contributions and retirement benefits, was within the following bands:

$000	2001	2000
60 – 70	0	2
70 – 80	1	2
80 – 90	3	1
90 – 100	1	0
110 – 120	0	1
120 – 130	1	0
180 – 190	0	1
200 – 210	1	1
1,260 – 1,270	1	0
2,260 – 2,270	0	1
11,710 – 11,720	1	0

Executive officers' remuneration

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
Aggregate remuneration of Australian based executive officers whose remuneration is $100,000 or more:	33,672	29,280	21,679	13,873

Note 42 – Remuneration of directors and executive officers (continued)

Number of executive officers whose total remuneration, including superannuation, retirement and termination benefits, was within the following bands:

	Consolidated		Parent Entity	
$000	2001	2000	2001	2000
140 – 150	1	0	0	0
150 – 160	4	0	1	0
160 – 170	3	0	0	0
170 – 180	8	0	1	0
180 – 190	9	0	2	0
190 – 200	6	0	4	0
200 – 210	7	0	1	0
210 – 220	7	0	3	0
220 – 230	2	5	2	1
230 – 240	8	4	2	1
240 – 250	2	1	0	0
250 – 260	1	7	0	1
260 – 270	2	4	0	0
270 – 280	7	4	4	1
280 – 290	2	6	0	2
290 – 300	1	5	0	2
300 – 310	0	5	0	1
310 – 320	0	4	0	2
320 – 330	1	2	0	0
330 – 340	1	0	0	0
340 – 350	0	2	0	0
350 – 360	0	6	0	2
360 – 370	0	1	0	0
370 – 380	2	1	2	1
390 – 400	1	1	0	1
400 – 410	1	0	1	0
420 – 430	2	1	2	0
440 – 450	1	0	0	0
460 – 470	1	0	1	0
520 – 530	0	2	0	1
540 – 550	1	1	1	1
550 – 560	0	1	0	1
570 – 580	0	2	0	1
590 – 600	0	1	0	1
610 – 620	0	1	0	0
630 – 640	0	1	0	1
640 – 650	1	0	1	0
680 – 690	1	0	1	0
690 – 700	0	1	0	1
880 – 890	0	1	0	1
890 – 900	0	1	0	1
1,040 – 1,050	0	1	0	0
1,130 – 1,140	0	1	0	1
1,260 – 1,270	1	0	1	0
2,260 – 2,270	0	1	0	1
11,710 – 11,720	1	0	1	0
	85	74	31	26

Executive officers' remuneration includes salaries, incentive payments, provision of motor vehicles, superannuation contributions, retirement and termination benefits, other benefits and fringe benefits tax.

For the purpose of disclosure, executive officers are defined as group managers, general managers and senior managers of the consolidated entity based in Australia.

Note 43(a) – Controlled entities

Entity	Country of incorporation or formation	Equity interest held in shares/units of controlled entity 2001 %	2000 %
Agility Communications Pty Limited	Australia	100	100
Agility Management Pty Limited	Australia	100	100
Agility Services Pty Limited	Australia	100	100
Agility Team Build Pty Limited	Australia	100	100
AGL ACT Retail Investments Pty Limited (b)	Australia	100	0
AGL (Cawse) Power Pty Limited	Australia	100	100
AGL Chile Operations SA (a)	Chile	100	100
AGL COMindico Pty Limited (b)	Australia	100	0
A.G.L. Consultancy Pty Ltd	Australia	100	100
AGL Corporate Services Pty Limited	Australia	100	100
AGL Electricity Limited	Australia	100	100
AGL Electricity (VIC) Pty Limited	Australia	100	100
AGL Energy Sales & Marketing Limited	Australia	100	100
AGL Energy Services Limited	Australia	100	100
AGL Finance Pty Limited	Australia	100	100
AGL Foundation Nominees Pty Limited	Australia	100	100
AGL Gas Companies Pty Limited (formerly AGL Gas (Vic) No 4 Pty Limited)	Australia	100	100
AGL Gas Company (ACT) Limited	Australia	100	100
AGL Gas Networks Limited	Australia	100	100
AGL Gas Trading Pty Limited	Australia	100	100
AGL International (a)	Cayman Islands	100	100
AGL Investments Pty Limited	Australia	100	100
AGL NZ Capital Limited	New Zealand	100	100
AGL NZ Employment Services Limited (a)	New Zealand	100	100
AGL NZ Energy Limited	New Zealand	100	100
AGL NZ Holdings Limited	New Zealand	100	100
AGL NZ Investments Pty Limited	Australia	100	100
AGL NZ Limited	New Zealand	100	100
AGL NZ Management Limited	New Zealand	100	100
AGL Pipelines Investments Pty Limited	Australia	100	100
AGL Pipelines Investments (QLD) Pty Limited	Australia	100	100
AGL Polska Sp z O O	Poland	100	100
AGL Power Generation Pty Limited	Australia	100	100
AGL Power Generation (Mid West) Pty Limited	Australia	100	100
AGL Power Generation (SA) Pty Limited (formerly AGL Gas (Vic) No 1 Pty Limited)	Australia	100	100
AGL Power Generation (Victoria) Pty Limited (formerly AGL Gas (Vic) No 5 Pty Limited)	Australia	100	100
AGL Power Generation (WA) Pty Limited	Australia	100	100
AGL Retail Energy Limited	Australia	100	100
AGL Service Businesses Pty Limited	Australia	100	100
AGL South Australia Pty Limited	Australia	100	100
AGL Technology Commerce Pty Limited	Australia	100	100
AGL TransACT Pty Limited	Australia	100	100
AGL WA Gas Investment Pty Limited (formerly AGL Ethane Investment Pty Limited)	Australia	100	100
AGL Wholesale Electricity Pty Limited (formerly AGL Gas (Vic) No 2 Pty Limited)	Australia	100	100
AGL Wholesale Gas Limited	Australia	100	100
Anloe Holdings Limited	New Zealand	100	100
Aspen Properties Limited	New Zealand	100	100
Central Gas Limited (a)	New Zealand	100	100
Central Park Ventures Pty Limited	Australia	100	100
Cobb Power Limited (formerly TEC Cobb Limited) (a)	New Zealand	100	100
Crofton Investments Pty Ltd	Australia	100	100

Note 43(a) – Controlled entities (continued)

Entity	Country of incorporation or formation	Equity interest held in shares/units of controlled entity 2001 %	2000 %
Dingo Blue Pty Limited (c)	Australia	100	0
Dingo Blue Services Pty Limited (c)	Australia	100	0
Dual Fuel Systems Pty Limited	Australia	100	100
EAP Operations Pty Limited	Australia	100	100
Empresa de Gas de la V Region SA (c)	Chile	100	50
Energy Waikato Limited (a)	New Zealand	100	100
ETSA Power Corporation (Victoria) Pty Ltd	Australia	100	100
Gaslink Finance Limited (a)	New Zealand	100	100
Gaztec Sp z O O	Poland	52	52
Goodacre Development Pty Limited	Australia	100	100
HC Extractions Pty Limited	Australia	100	100
International Oil Proprietary Ltd	Australia	100	100
Inversiones AGL Chile Limitada (a)	Chile	100	100
Korou First Limited (a)	New Zealand	100	100
Liquid Gas Limited (a)	New Zealand	100	100
Liquid Petroleum Gas Leasing Limited (a)	New Zealand	100	100
Liquigas Limited (a)	New Zealand	60	60
LPG Supplies Limited (a)	New Zealand	100	100
Natural Gas Contracts Limited (a)	New Zealand	100	100
Natural Gas Corporation Energy Limited (a)	New Zealand	100	100
Natural Gas Corporation Equities Limited (a)	New Zealand	100	100
Natural Gas Corporation Finance Limited (a)	New Zealand	100	100
Natural Gas Corporation Holdings Limited (a)	New Zealand	66	74
Natural Gas Corporation Investments Limited (a)	New Zealand	100	100
Natural Gas Corporation Limited (a)	New Zealand	100	100
Natural Gas Corporation Loans Limited (a)	New Zealand	100	100
Natural Gas Corporation Management Limited (a)	New Zealand	100	100
Natural Gas Corporation Nominees Limited (a)	New Zealand	100	100
Natural Gas Corporation of New Zealand Limited (a)	New Zealand	100	100
Natural Gas Corporation Proprietory Limited (a)	New Zealand	100	100
Natural Gas Gisborne Limited (a)	New Zealand	100	100
Natural Gas Limited (a)	New Zealand	100	100
Natural Gas Trading Limited (a)	New Zealand	100	100
Natural Gas Transmission Limited (a)	New Zealand	100	100
Natural Gas Waikato Limited (a)	New Zealand	100	100
Navham Pty Limited	Australia	100	100
New Zealand Cogen Limited (a)	New Zealand	100	100
NGC Gas Retail Limited (a)	New Zealand	100	100
NGC Generation Limited (formerly TransAlta Generation Limited)(a)	New Zealand	100	100
NGC Generation Operations Limited (formerly TransAlta Operations (NZ) Limited)(a)	New Zealand	100	100
NGC Infrastructure Limited (a)	New Zealand	100	100
NGC Operations Limited (a)	New Zealand	100	100
NGC Projects Limited (a)	New Zealand	100	100
NGC Retail Limited (a)	New Zealand	100	100
NGC Specialist Services Limited (a)	New Zealand	100	100

Note 43(a) – Controlled entities (continued)

Entity	Country of incorporation or formation	Equity interest held in shares/units of controlled entity 2001 %	2000 %
On energy Limited (formerly TransAlta New Zealand Limited)(a)	New Zealand	100	76
Porta-Gas Pty Limited	Australia	100	100
Power New Zealand Ltd (a)	New Zealand	100	100
Propane Gas Limited (a)	New Zealand	100	100
Southdown Cogen Power Limited (formerly TEC Southdown Limited) (a)	New Zealand	100	100
Southpower Ltd (a)	New Zealand	100	100
Stratford Power Ltd (a)	New Zealand	100	100
Tauranga Civic Holdings Limited	New Zealand	100	100
Terrace Gardens Properties Pty Limited	Australia	100	100
The North Shore Gas Company Limited	Australia	100	100
Thorstone Pty Limited	Australia	100	100
Victorian Energy Pty Limited	Australia	100	100
Weldon Bridge Investments Pty Ltd	Australia	100	100
Whangarei Gas Company Limited (a)	New Zealand	100	100

(a) Not audited by Deloitte Touche Tohmatsu or a related firm.
(b) Incorporated during the financial year.
(c) Acquired during the 2000/2001 financial year.

Note 43(b) – Acquisition of businesses

Names of businesses acquired	Principal activity	Date of Acquisition	Proportion of shares acquired %	Cost of acquisition $ m
Controlled Entities				
Dingo Blue Pty Limited	Provision of telecommunication services	18 December 2000	100	21.0
Empresa de Gas de la V Region SA	Distribution and sale of natural gas	5 July 2000	50	36.4

Further details of the acquisition of businesses are disclosed in Note 49(e).

Note 44 – Material interests in unincorporated joint venture operations

Joint venture	Joint venture interest 2001 %	2000 %	Principal activity
Kapuni Energy	50	50	Electricity and steam generation – New Zealand
Mid West Energy	50	50	Power generation – Western Australia
Southdown Cogeneration	50	50	Electricity and steam generation – New Zealand
Silverstream	47	47	Electricity generation – New Zealand
Agility Clough Lucas	50	0	Engineering and construction

The consolidated entity's share of the assets and liabilities of the joint venture operations is included in the statement of financial position under the following classifications.

	Consolidated 2001 $m	2000 $m
Current assets		
Cash	2.4	0.0
Receivables	8.6	5.9
Other	0.3	0.0
Total current assets	11.3	5.9
Non-current assets		
Property, plant and equipment	73.4	55.5
Total non-current assets	73.4	55.5
Total assets	84.7	61.4
Current liabilities		
Payables	10.8	5.2
Total current liabilities	10.8	5.2
Non-current liabilities		
Other	38.9	44.8
Total non-current liabilities	38.9	44.8
Total liabilities	49.7	50.0
Net investment in joint venture operations	35.0	11.4

The consolidated entity's share of capital expenditure commitments and contingent liabilities of joint venture operations are disclosed in Notes 38 and 40 respectively.

Note 45 – Material interests in joint venture entities (JVE)

Names of JVE	Principal activities of JVE	Consolidated entity's ownership interests in JVE 2001 %	2000 %	Consolidated entity's carrying amounts of investments in JVE 2001 $m	2000 $m	Reporting dates of JVE
ActewAGL	Provision of energy and water services	**50.0**	(c)	**345.1**	(c)	30 June
Auscom Holdings Pty Limited	Distribution and sale of LPG	**50.0**	50.0	**67.3**	65.2	31 December
Empresa de Gas de la V Region SA	Distribution and sale of natural gas	(a)	50.0	(a)	37.1	31 December
Inversiones Plasticas SA	Manufacture and sale of plastic and nylon pipes	(b)	50.0	(b)	2.8	31 December
Essential Energy Services Pty Limited	Maintenance and servicing of electrical appliances	**50.0**	50.0	**0.4**	0.5	30 June
				412.8	105.6	

(a) Became a wholly-owned controlled entity on 5 July 2000.
(b) Disposed during the 2000/2001 financial year.
(c) Partnerships with ACTEW established on 3 October 2000.

	Consolidated 2001 $m	Consolidated 2000 $m
Consolidated entity's share of assets and liabilities:		
Current assets	**154.8**	45.6
Non-current assets	**547.5**	253.8
Current liabilities	**(105.0)**	(40.0)
Non-current liabilities	**(138.7)**	(162.9)
Net assets	**458.6**	96.5
Consolidated entity's share of joint venture entities':		
Operating revenues	**461.3**	206.9
Operating expenses	**(433.9)**	(204.1)
Operating profits before tax	**27.4**	2.8
Income tax (expense) benefit attributable to operating profits	**(0.4)**	1.0
Profits after tax	**27.0**	3.8

The consolidated entity's share of capital expenditure commitments and contingent liabilities of joint venture entities are disclosed in Notes 38 and 40 respectively.

	Consolidated 2001 $m	Consolidated 2000 $m
Retained profits and reserves of the consolidated entity attributable to joint venture entities:		
At beginning of financial year: Retained profits	**(3.4)**	0.0
Reserves	**0.1**	0.0
At end of financial year: Retained profits	**10.3**	(3.4)
Reserves	**0.0**	0.1
Movements in the carrying amount of investments in joint venture entities:		
At beginning of financial year	**105.6**	0.0
Additional investments in joint venture entities	**337.8**	28.1
Adjustment on joint venture entity becoming a controlled entity	**(37.1)**	0.0
Disposal of investments in joint venture entities	**(3.0)**	0.0
Dividends received	**(19.0)**	(11.4)
Share of equity accounted profits	**27.0**	3.8
Unrealised profits recognised	**1.5**	0.0
Transfers from associates on adoption of revised standard on joint ventures (Note 46)	**0.0**	85.1
At end of financial year	**412.8**	105.6

The Parent Entity is not aware of any significant events or transactions which have occurred after the reporting date of a joint venture entity which could materially affect the financial position or operating performance of that joint venture entity for the next financial year.

The Parent Entity is not aware of any dissimilar accounting policies adopted by a joint venture entity that would materially affect the amounts determined as being the consolidated entity's share of the net assets, the profit or loss and the reserves of the joint venture entity.

Note 46 – Material interests in associates

Names of associates	Principal activities of associates	Consolidated entity's ownership interests in associates 2001 %	2000 %	Consolidated entity's carrying amounts of investments in associates 2001 $m	2000 $m	Reporting dates of associates
Australian Pipeline Trust	Transmission of natural gas and management of gas pipelines	30.0	30.0	35.4	36.6	30 June
TrustPower Limited	Sale and generation of electricity	13.9*	13.9*	126.2	125.5	31 March
Wanganui Gas Limited	Distribution of gas	25.1	25.1	1.7	1.7	30 June
* Relevant interest is 20.5%				163.3	163.8	

Summarised assets, liabilities and profits of associates

Names of associates	Assets 2001 $m	Assets 2000 $m	Liabilities 2001 $m	Liabilities 2000 $m	Profits after tax* 2001 $m	Profits after tax* 2000 $m
Australian Pipeline Trust	1,383.6	1,379.4	917.0	904.5	24.6	0.9
TrustPower Limited	690.1	636.1	194.0	170.0	19.9	29.5
Other	15.6	5.3	6.4	1.7	0.7	0.9
	2,089.3	2,020.8	1,117.4	1,076.2	45.2	31.3

* Estimated

	Consolidated 2001 $m	Consolidated 2000 $m
Consolidated entity's share of associates':		
Operating profits before tax	16.9	70.7
Income tax expense attributable to operating profits	(7.2)	(10.8)
Profits after tax	9.7	59.9

The consolidated entity's share of capital expenditure commitments and contingent liabilities of associates are disclosed in Notes 38 and 40 respectively.

		2001 $m	2000 $m
Retained profits and reserves of the consolidated entity attributable to associates:			
At beginning of financial year:	Retained profits	2.8	58.0
	Reserves	0.7	31.2
At end of financial year:	Retained profits	5.3	2.8
	Reserves	0.7	0.7

	2001 $m	2000 $m
Movements in the carrying amount of investments in associates:		
At beginning of financial year	163.8	482.2
Additional investments in associates	0.0	115.0
Adjustment on associate becoming a controlled entity	0.0	(175.7)
Adjustment on investment becoming an associate	0.0	50.2
Disposal of investments in associates	0.0	(213.4)
Dividends and capital returns received	(15.6)	(65.8)
Movements due to changes in foreign currency exchange rates	2.3	(4.2)
Share of movements in reserves	0.0	0.7
Share of equity accounted profits	9.7	59.9
Unrealised profits recognised	3.1	0.0
Transfers to joint venture entities on adoption of revised standard on joint ventures (Note 45)	0.0	(85.1)
At end of financial year	163.3	163.8

The Parent Entity is not aware of any significant events or transactions which have occurred after the reporting date of an associate which could materially affect the financial position or operating performance of that associate for the next financial year.

The Parent Entity is not aware of any dissimilar accounting policies adopted by an associate that would materially affect the amounts determined as being the consolidated entity's share of the net assets, the profit or loss and the reserves of the associate.

Note 47 – Employee entitlements

Superannuation plans

Details of defined benefit plans sponsored by the Parent Entity and other entities in the consolidated entity

	Date of last actuarial assessment	Plan assets (a) $m	Accrued benefits $m	Net surplus $m	Vested benefits $m
AGL Superannuation and Benefits Fund (b)	30 June 1999	154.8	139.0	15.8	129.8
AGL Executive Superannuation Fund	30 June 2000	2.7	2.4	0.3	2.2
Equipsuper Fund (c)	31 December 1999	42.7	35.7	7.0	35.7
Electricity Industry Superannuation Scheme (d)	29 February 2000	6.7	18.6	(11.9)	18.0
Natural Gas Corporation Retirement Plan	30 June 1998	4.5	4.3	0.2	3.6
		211.4	200.0	11.4	189.3

(a) At net market value.

(b) At 30 June 2000 the plan assets were $168.7 million and the vested benefits were $152.8 million.

(c) At 30 June 2000 the plan assets were $44.3 million and the vested benefits were $36.8 million.

(d) The unfunded balance of the scheme as at the date of the last actuarial assessment is being progressively funded over a five year period through additional company contributions. At 30 June 2001 a provision for $9.6 million has been recognised in the accounts of a controlled entity to cover the liability in respect of the unfunded employer share of employee retirement benefits of the scheme.

Contributions by employer entities in the consolidated entity to defined benefit superannuation plans during the year amounted to $8.7 million (2000 $14.5 million).

Share ownership plans

(a) The Parent Entity currently operates three employee share ownership plans, the AGL Share Reward Plan, the AGL Share Loan Plan and the AGL Share Purchase Plan.

(i) All permanent employees of entities in the consolidated entity, subject to certain eligibility requirements, are entitled to participate in the AGL Share Reward Plan. The plan was approved by Proprietors on 21 October 1997 and five issues of shares have been made to employees in November 1997, April 1998 and November 1998, 1999 and 2000. There is no current invitation for employees to acquire additional shares. The issues of shares pursuant to the plan have been made in the form of a gift of shares in the Parent Entity, with a market value of up to $1,000, to each eligible employee. The decision to make further offers to eligible employees and the value of those offers will depend on the performance of the consolidated entity measured against a number of indicators.

A total of 645,905 ordinary shares of the Parent Entity has been issued to employees pursuant to the plan between the date of its inception and 30 June 2001, including 158,015 shares issued during the 2000/01 financial year. The total market value of these 158,015 shares at the issue date was $1,847,000 and the total amount receivable from employees for the shares was $nil.

A total amount of $646,000 for shares issued pursuant to the plan has been recognised as an expense in the relevant financial year.

(ii) All permanent employees of entities of the consolidated entity nominated from time to time by the directors of the Parent Entity are offered participation in the AGL Share Loan Plan. The plan was approved by Proprietors on 21 October 1997 and five issues of shares have been made to employees, in November 1997, 1998, 1999, 2000 and February 2001. There is no current invitation for employees to acquire additional shares.

The issues of fully paid shares pursuant to the plan have been made on the basis of:

- an optional 5% discount on current market value;
- the purchase price financed by way of an interest free limited recourse loan provided by the Parent Entity, repayable out of the proceeds from dividends on the plan shares with any outstanding balance repayable at the expiration of ten years from the issue date; and
- a restriction on dealing in the shares for a period of three years from the issue date, with the shares being held by the trustee of the plan until the shares are free from restriction or the loan is fully repaid, whichever last occurs.

At 30 June 2001 there were 87 participants in the plan involving a total of 1,894,475 ordinary shares of the Parent Entity. A total of 2,013,500 ordinary shares of the Parent Entity has been acquired by employees pursuant to the plan between the date of its inception and 30 June 2001, including 818,000 shares acquired during the 2000/2001 financial year. The total market value of these 818,000 shares at the issue date was $9,556,000 and the total amount receivable from employees for these shares was $9,329,000. Outstanding loans to participants at 30 June 2001 amounted to $17,892,000 (2000 $10,370,000).

Note 47 – Employee entitlements (continued)

(iii) All permanent employees of entities in the consolidated entity nominated from time to time by the directors of the Parent Entity are offered participation in the AGL Share Purchase Plan. Directors of the Parent Entity may also participate in the plan. The plan, which was approved by Proprietors on 21 October 1997, entitles directors and specified employees to acquire fully paid ordinary shares in the Parent Entity out of their remuneration entitlements, subject to certain limitations as to the maximum level of remuneration entitlements that may be applied to the purchase of the shares. Other conditions relating to the acquisition of shares pursuant to the plan are:

- shares are acquired at market value on the date of acquisition;
- shares may only be acquired at specified times during a year; and
- there is a restriction on dealing in the shares for a period of up to ten years from the issue date, with the holding statements being held by the trustee of the plan until the shares are free from restriction.

At 30 June 2001, there were 156 participants in the plan involving a total of 293,002 ordinary shares of the Parent Entity. There is an ongoing invitation for directors and employees to acquire additional shares. A total of 304,033 ordinary shares of the Parent Entity has been acquired by directors and employees pursuant to the plan between the date of its inception and 30 June 2001, including 117,744 shares acquired during the 2000/01 financial year. The total market value of these 117,744 shares at the acquisition dates was $1,240,000 and the total amount received from directors and employees for these shares was $1,240,000.

All remuneration entitlements applied to, or expected to be applied to, the purchase of shares pursuant to the plan are recognised as an expense in the relevant financial year.

(iv) Prior to the 1997/98 financial year, the Parent Entity operated The Australian Gas Light Company Management Share Plan. Certain senior employees of entities in the consolidated entity were offered participation in The Australian Gas Light Company Management Share Plan. Six issues of shares were made to employees, involving a total of 5,983,000 ordinary shares of the Parent Entity, the last issue being in November 1996. At 30 June 2001 there were 40 participants in the plan involving a total of 1,724,900 ordinary shares of the Parent Entity. Outstanding loans to participants at 30 June 2001 amounted to $5,028,000 (2000 $6,716,000).

(b) On energy Limited (formerly TransAlta New Zealand Limited), a controlled entity, operated an Employee Share Ownership Scheme up to 1 October 2000 when the plan was closed.

All employees of On energy or any of its subsidiaries were entitled to participate in the scheme. The scheme, which was established on 1 August 1997, entitled employees to subscribe for and pay for fully paid ordinary shares in On energy on a monthly basis at a 5% discount on current market value.

The maximum number of shares that could be issued under the prospectus dated 1 April 1998 was 200,000 shares up to 31 March 1999. A further 400,000 shares were approved under a revised prospectus dated 1 April 1999 for the period 1 April 1999 to 31 March 2001. A total of 251,996 ordinary shares of On energy were acquired by employees pursuant to the scheme between the date of establishment and 30 September 2000, including 4,365 shares acquired during the 2000/01 financial year. The total market value of these 4,365 shares at the acquisition dates was NZ$11,576 and the total amount received from employees for these shares was NZ$10,997.

	Consolidated		Parent Entity	
	2001 $m	2000 $m	2001 $m	2000 $m
Aggregate employee entitlement liability	**70.1**	83.9	**8.9**	16.3
The aggregate employee entitlement liability at reporting date includes amounts for wages and salaries, annual leave, long service leave and other entitlements.				
Number of employees at year end	**3,218**	2,979	**159**	154

Note 48 – Additional related party disclosures

Transactions with directors/director-related entities

(a) Loans made to, and repayments received from, directors of the Parent Entity, its controlled entities and related parties

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000	Names of directors
Interest-free loans pursuant to the AGL Share Loan Plan and The Australian Gas Light Company Management Share Plan, repayable out of the proceeds from dividends on the shares issued pursuant to the plans					J Barton, PL Beeren, LF Bleasel, RA Casamento, RS Clare, LJ Fisk, JA Fletcher, MA Fraser, M Harper, SG Hattersley, D Kaye, GJW Martin, SP Ohl, JG Pullar and IC Woodward.
Aggregate loans advanced	5,032	1,348	5,032	1,348	
Aggregate loan repayments received	811	521	811	521	

(b) Transactions with directors (or director-related entities) of the Parent Entity and its controlled entities within a normal employee or customer relationship, on terms and conditions no more favourable than if the consolidated entity were dealing at arm's length with the directors (or director-related entities) and trivial or domestic in nature

Reimbursement of out of pocket expenses incurred by directors for the benefit of the consolidated entity.

Sale of energy and appliances to directors and director-related entities.

(c) Share transactions and shareholdings of directors of the Parent Entity and their director-related entities in respect of any entity in the consolidated entity

	Ordinary shares of the Parent Entity 2001 000	Ordinary shares of the Parent Entity 2000 000
Aggregate number acquired during the year (i) (ii)	373.2	72.0
Aggregate number disposed of during the year (i) (ii)	0.0	0.0
Aggregate number held as at the end of the year	769.2	884.0

(i) Acquisitions and disposals only include issues and repurchases of shares by the Parent Entity. Other transactions have been excluded in accordance with the provisions of Accounting Standard AASB 1017 'Related Party Disclosures'.

(ii) Not included in acquisitions and disposals are shares held by LF Bleasel who retired during the year and any shareholding by GJW Martin acquired prior to his appointment as managing director.

Name of each person holding the position of director of the Parent Entity at any time during the financial year

D C K Allen	L F Bleasel (retired 28 February 2001)	Sir Ronald A Brierley
A B Daniels	C J Hewson	M R G Johnson
M J Phillips	G J Reaney	GJW Martin (appointed 1 March 2001)

Transactions between the Parent Entity and controlled entities

Sale of natural gas, at cost, to a wholly-owned controlled entity for eventual sale to consumers.

Provision of administrative services, at cost, to controlled entities.

Advance of funds to, and receipt of funds from, wholly-owned controlled entities as interest free and interest bearing inter-entity loans.

The Parent Entity and a controlled entity provided technical and management services totalling $1.0 million (2000 $nil) to Natural Gas Corporation Limited, an entity controlled by Natural Gas Corporation Holdings Limited, on normal commercial terms and conditions.

A controlled entity provided a subordinated cash advance facility (totalling NZ$135 million) to Natural Gas Corporation Finance Limited, an entity controlled by Natural Gas Corporation Holdings Limited, on normal commercial terms and conditions. The amount of the facility drawn down as at 30 June 2001 was $51.8 million.

The Parent Entity has guaranteed Natural Gas Corporation Holdings Limited's obligations to M-co Clearing House Limited under a Deed of Guarantee and Indemnity (totalling NZ$177 million). This guarantee is supported by a Deed of Indemnity from Natural Gas Corporation Holdings Limited to the Parent Entity.

Note 48 – Additional related party disclosures (continued)

Transactions with other related entities

		2001 $m	2000 $m
Auscom Holdings Pty Limited	A controlled entity subscribed for additional ordinary shares in Auscom Holdings Pty Limited on arm's length terms and conditions	0.0	27.5
Australian Pipeline Trust	The consolidated entity sold to the Trust all of the issued shares in the capital of AGL Pipelines Limited and related entities	0.0	351.5
	The Parent Entity subscribed for units in the Trust on arm's length terms and conditions	0.0	146.4
	A controlled entity has been contracted by the Trust to provide technical and marketing services under a Pipeline Management Agreement on normal commercial terms and conditions	26.7	1.4
	The Parent Entity is party to a Pipeline Development Agreement which sets out the terms governing the future transfer of assets between AGL and the Trust	–	–
ActewAGL Joint Venture	The consolidated entity sold to the partnerships of the ActewAGL joint venture various assets on an arm's length basis as part consideration to acquire a 50% interest in the partnerships	227.8	0.0
	Controlled entities are contracted to provide management and asset services to the distribution partnership and retail services to the retail partnership on normal commercial terms and conditions	25.8	0.0
	Controlled entities supplied electricity and gas to the retail partnership on normal commercial terms and conditions	15.1	0.0
East Australian Pipeline Limited	A controlled entity was provided with natural gas transportation services by East Australian Pipeline Limited, on arm's length terms and conditions	0.0	98.2
	Controlled entities provided technical and management services to East Australian Pipeline Limited, on normal commercial terms and conditions	0.0	8.9
Elgas Limited	A controlled entity supplied liquefied petroleum gas (LPG) to Elgas Limited, an entity controlled by Auscom Holdings Pty Limited, on normal commercial terms and conditions	4.8	10.1
Empresa de Gas de la V Region SA	A controlled entity provided loan funds to Empresa de Gas de la V Region SA, net of repayments, on normal commercial terms and conditions	0.0	1.1
Wanganui Gas Limited	A controlled entity supplied natural gas to Wanganui Gas Limited on normal terms and conditions	2.7	1.8

	Consolidated 2001 $m	Consolidated 2000 $m	Parent Entity 2001 $m	Parent Entity 2000 $m

Note 49 – Cash flow information

(a) Reconciliation of cash

	2001 $m	2000 $m	2001 $m	2000 $m
Cash	100.9	31.1	85.0	6.2
Bank overdrafts	(0.2)	(0.3)	(0.2)	(0.3)
Money market borrowings	0.0	(8.2)	0.0	(8.1)
	100.7	22.6	84.8	(2.2)

(b) Financing facilities

	2001 $m	2000 $m	2001 $m	2000 $m
Credit standby arrangements				
Amounts used	1,072.0	688.8	590.0	138.1
Amounts unused	984.8	1,140.2	710.0	1,120.0
	2,056.8	1,829.0	1,300.0	1,258.1
Credit standby arrangements had the following maturity pattern and were able to be drawn down without restriction.				
Not later than 1 year	1,656.8	1,058.1	900.0	1,058.1
Later than 1 year, not later than 5 years	400.0	770.9	400.0	200.0
	2,056.8	1,829.0	1,300.0	1,258.1
Other financing arrangements – amounts used	1,597.5	1,361.7	1,282.2	1,157.7

The majority of these facilities may be extended by mutual agreement and all are committed by major banks.

Other financing arrangements include promissory notes, medium term notes, senior notes, term loans, natural gas notes, capital convertible notes and similar facilities, which are fully drawn and for fixed periods. Two of these facilities are drawn in US dollars.

(c) Non-cash financing and investing activities

During the period the consolidated entity disposed of various assets with an aggregate fair value of $227.8 million as part consideration to acquire a 50% interest in the ActewAGL joint venture. This disposal is not reflected in the statement of cash flows.

(d) Reconciliation of net cash provided by operating activities to operating profit after income tax

	2001 $m	2000 $m	2001 $m	2000 $m
Operating profit after income tax	36.5	462.6	50.1	353.9
Equity share of associates' profits	(12.9)	(59.9)	0.0	0.0
Equity share of joint venture entities' profits	(28.5)	(3.8)	0.0	0.0
Dividends received from associates	9.6	65.8	0.0	0.0
Dividends received from joint venture entities	19.0	11.4	0.0	0.0
Depreciation, amortisation and diminution in value of assets	201.4	182.7	1.9	3.4
(Decrease) increase in provisions	(21.9)	(0.4)	13.9	0.3
Profit on sale of property, plant and equipment	(32.1)	(15.5)	(22.6)	(14.1)
Profit on disposal of controlled entities and businesses	(56.0)	(142.6)	0.0	(195.3)
Other non-cash items included in operating profit	0.0	0.0	0.0	0.0
Changes in assets and liabilities				
(Increase) decrease in receivables	(1.7)	(106.2)	23.5	(8.4)
Decrease in inventories	0.1	10.5	0.0	0.0
(Increase) decrease in intangible assets	233.1	0.0	0.0	0.0
(Increase) decrease in other assets	(0.5)	3.8	(0.5)	0.4
Increase (decrease) in creditors	6.7	29.1	(11.0)	11.9
Increase (decrease) in other liabilities	(87.5)	(45.5)	5.1	19.4
(Increase) decrease in interest receivable accrued	(0.6)	0.4	(0.3)	0.9
Increase (decrease) in net interest payable accrued/prepaid	1.0	0.3	(1.0)	(4.1)
Increase (decrease) in income taxes payable	31.7	(19.4)	(9.2)	(1.0)
Net cash provided by operating activities	297.4	373.3	49.9	167.3

Note 49 – Cash flow information (continued)

	Consolidated 2001 $m	Consolidated 2000 $m	Parent Entity 2001 $m	Parent Entity 2000 $m
(e) Businesses acquired by the consolidated entity (refer Note 43(b))				
Consideration				
Cash	57.4	820.4	0.0	0.0
Other assets	0.0	0.0	0.0	0.0
	57.4	820.4	0.0	0.0
Fair value of net assets of entities acquired				
Cash	1.8	28.6	0.0	0.0
Receivables	15.2	289.0	0.0	0.0
Other financial assets	0.0	3.7	0.0	0.0
Gas entitlements	0.0	155.9	0.0	0.0
Property, plant and equipment	132.1	1,338.0	0.0	0.0
Intangibles	3.8	267.6	0.0	0.0
Tax assets	0.0	20.4	0.0	0.0
Other assets	3.8	36.3	0.0	0.0
Payables	(30.5)	(317.2)	0.0	0.0
Unearned revenue	0.0	(52.3)	0.0	0.0
Interest bearing liabilities	(71.9)	(587.8)	0.0	0.0
Provisions	(18.3)	(100.2)	0.0	0.0
	36.0	1,082.0	0.0	0.0
Proportion of net assets acquired attributable to Proprietors of the Parent entity	36.0	657.5	0.0	0.0
Adjustment relating to existing investment in controlled entity	(37.1)	55.4	0.0	0.0
Goodwill on acquisition	58.5	107.5	0.0	0.0
	57.4	820.4	0.0	0.0
Outflow of cash to acquire entities, net of cash balances acquired:				
Cash consideration	57.4	820.4	0.0	0.0
Less cash balances acquired	1.8	10.8	0.0	0.0
Outflow of cash	55.6	809.6	0.0	0.0
(f) Businesses disposed of by the consolidated entity				
Consideration				
Cash	0.0	359.9	0.0	340.0
Receivables	0.0	11.5	0.0	11.5
	0.0	371.4	0.0	351.5
Net assets of entities disposed of				
Cash	0.0	10.6	0.0	0.0
Receivables	0.0	47.9	0.0	0.0
Inventories	0.0	6.3	0.0	0.0
Other financial assets	0.0	848.4	0.0	136.2
Property, plant and equipment	0.0	114.5	0.0	0.0
Tax assets	0.0	3.7	0.0	0.0
Other assets	0.0	23.0	0.0	0.0
Payables	0.0	(33.3)	0.0	0.0
Interest bearing liabilities	0.0	(886.1)	0.0	0.0
Provisions	0.0	(102.7)	0.0	0.0
	0.0	32.3	0.0	136.2
Proportion of net assets disposed of attributable to Proprietors of the Parent entity	0.0	32.3	0.0	136.2
Inflow of cash on disposal of entity, net of cash balances disposed of:				
Cash consideration	0.0	359.9	0.0	340.0
Less cash balances disposed of	0.0	10.6	0.0	0.0
Inflow of cash	0.0	349.3	0.0	340.0

Note 50 – Economic dependency

(a) The consolidated entity is dependent to a significant extent upon a consortium of producers for the supply of natural gas from the Cooper Basin in South Australia, and another consortium of producers for the supply of natural gas from the Maui gas field in New Zealand. Long term contracts protect the continuity of supply in both cases.

The consolidated entity has an obligation to pay the consortia of producers for a specified minimum quantity of gas each contract year, irrespective of the quantity actually supplied by the producers. The consolidated entity has the right to receive, without additional payment to the producers, a future delivery of gas equivalent to the quantity paid for but not taken in any contract year.

(b) The consolidated entity is dependent to a significant extent on the acquisition of electricity from generating entities and the use of transmission systems. Ongoing contracts are in place both for the purchase of electricity and the use of the transmission systems.

Note 51 – Additional financial instruments disclosures

Derivative financial instruments

Objectives and significant terms and conditions

The consolidated entity enters into a variety of derivative financial instruments to manage the risks described below. The consolidated entity does not enter into such instruments for speculative purposes.

(a) Interest rate risk management

The consolidated entity uses various types of interest rate contracts in managing its interest rate exposure.

The consolidated entity uses interest rate swaps to fix funding costs with the objective of obtaining a more stable and predictable interest expense outcome. Interest rate swaps allow the consolidated entity to raise short and long term borrowings at floating rates and effectively swap them into fixed rates. Under interest rate swaps, the consolidated entity agrees with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to agreed notional principal amounts. Swap contracts are usually between one and ten years in duration.

The consolidated entity has a policy which allows the fixed/floating rate ratio to be adjusted between certain parameters depending on the perceived direction of interest rates. Swaps may sometimes be terminated or offset to achieve the desired fixed/floating portfolio mix.

Forward rate agreements are generally used by the consolidated entity to offset changes in the rates applying to short term floating rate debt. These agreements are commitments to either purchase or sell designated derivative instruments at a future date for a specified price.

The consolidated entity purchases interest rate options to protect it from adverse changes in interest rates on its debt. The consolidated entity's option contracts have terms of up to 2 years. The consolidated entity's policy is that options cannot be sold unless matched with offsetting purchased options.

The remaining terms and notional principal amounts of the consolidated entity's outstanding interest rate contracts at the reporting date are detailed in the following table.

	Average interest rates		Notional principal amounts	
	2001 %	2000 %	2001 $m	2000 $m
Less than 1 year	6.5	6.0	100.0	481.0
1 to 5 years	6.5	6.8	1,512.0	1,596.0
Longer than 5 years	5.4	6.7	838.0	738.6
			2,450.0	2,815.6

The interest rate contracts in place at the reporting date principally relate to the consolidated entity's Australian dollar and US dollar fixed rate borrowings. These borrowings are the subject of a number of contracts resulting in the aggregate notional principal amount ($2,450.0 million) exceeding the Australian dollar equivalent of the borrowings ($1,769.9 million).

(b) Foreign exchange risk management

The consolidated entity enters into various types of foreign exchange contracts in managing its foreign exchange exposure.

Hedges of foreign currency transactions

The consolidated entity enters into forward exchange contracts to hedge certain firm transactions denominated in foreign currencies and anticipated but not yet committed payments and/or receipts expected to be denominated in those currencies, such as purchases of materials, interest payable and dividends receivable. The terms of the contracts do not exceed twelve months. The purpose of the consolidated entity's foreign currency hedging activities is to protect the consolidated entity from the risk that the eventual Australian dollar cash flows will be adversely affected by changes in exchange rates. Like interest rate risk management, the consolidated entity has a policy which allows the extent of foreign exchange hedges to be varied within parameters preset by the Board.

Receivables at 30 June 2001 include an aggregate $0.1 million (2000 $2.8 million) due in foreign currencies (principally US dollars) which has not been hedged.

Note 51 – Additional financial instruments disclosures (continued)

Hedges of foreign currency borrowings

The consolidated entity has borrowings denominated in foreign currencies. It is the consolidated entity's policy to fully hedge the currency exposure on such borrowings by entering into forward foreign exchange swaps.

The settlement dates, amounts to be received and contractual exchange rates of the consolidated entity's outstanding foreign exchange contracts in respect of borrowings at the reporting date are detailed in the following table.

	2001 $m	2000 $m
Buy United States dollars		
Less than 6 months, at rates averaging US$0.5195 (2000 US$0.5802)	192.5	172.4
6 to 7 years, at rates averaging US$0.6605 (2000 US$0.6605)	575.3	605.6
	767.8	778.0

The net deferred loss on hedges of foreign currency borrowings at 30 June 2001 of $0.5 million (2000 $0.3 million gain) will be recognised in the statement of financial performance within 6 months of the reporting date.

Hedges of foreign currency investments

The consolidated entity has foreign currency investments of both an equity and debt nature. It is the consolidated entity's policy to fully hedge the currency exposure on all material foreign investments, unless the investments are of an equity nature and are to be held indefinitely or hedging is impossible or impracticable due to regulatory controls or an inadequate or immature market in the relevant currencies. However, in certain circumstances the Board may vary this policy.

The settlement dates, amounts to be received and contractual exchange rates of the consolidated entity's outstanding foreign exchange contracts in respect of investments at the reporting date are detailed in the following table.

	2001 $m	2000 $m
Sell New Zealand dollars		
Less than 6 months, at rates averaging NZ$1.2397 (2000 NZ$1.2538)	247.0	195.0
Sell United States dollars		
Less than 6 months, at rates averaging US$0.5205 (2000 US$0.6002)	19.7	17.1
	266.7	212.1

The net deferred loss on hedges of foreign currency investments at 30 June 2001 of $0.4 million (2000 $0.2 million gain) will be recognised in the statement of financial performance within 6 months of the reporting date.

Loans receivable at 30 June 2001 include an aggregate $0.8 million (2000 $1.4 million) due in a foreign currency (US dollars) which has not been hedged. Unsecured bank borrowings at 30 June 2001 include $30.4 million (2000 $nil) payable in a foreign currency (US dollars) which has not been hedged.

Note 51 – Additional financial instruments disclosures (continued)

(c) Electricity purchase risk management

Exposure to fluctuations in wholesale market electricity prices is minimised through the use of various types of hedging contracts.

Franchise load

Wholesale market contracts have been entered into with electricity generators to manage the financial risks associated with fluctuations in the market price of electricity. The current South Australian vesting contracts for franchise load expire in December 2002. These contracts provide a hedge in respect of the purchase cost of electricity for the forecast franchise load and are closely matched with corresponding customer electricity sales contracts.

Contestable load

It is the policy of the consolidated entity to actively manage the exposure arising from its forecast contestable load. In doing so, the consolidated entity has entered various hedging contracts with individual market participants. Any unhedged position exposes the consolidated entity to pool price variation. The consolidated entity's policy is that the exposure and the consequent price risk are managed within prescribed limits.

The remaining terms and face values of the consolidated entity's outstanding electricity hedging contracts at the reporting date are detailed in the following table.

	2001 $m	2000 $m
Vesting contracts (franchise load)		
Less than 1 year	**233.4**	245.8
1 to 5 years	**119.9**	380.2
Other contracts (contestable load)		
Less than 1 year	**849.5**	376.1
1 to 5 years	**2,075.1**	460.9
Longer than 5 years	**436.5**	204.6
	3,714.4	1,667.6

The net unrecognised gain in respect of electricity hedging contracts at 30 June 2001 was $252.4 million (2000 $91.9 million gain). All contracts are due for settlement within 11 years of the reporting date.

(d) Credit risk

The consolidated entity is exposed to credit related losses in the event of non-performance by counterparties to derivative instruments, but it is not expected that any counterparties will fail to meet their obligations given their high credit ratings. The consolidated entity does not require collateral or other security to support such obligations. At 30 June 2001, the consolidated entity had no significant concentration of credit risk with any single counterparty or group of counterparties in respect of derivative instruments, other than in respect of electricity hedging contracts which included exposures to six individual counterparties each of more than $20.0 million. Amounts receivable by the consolidated entity at the reporting date are detailed in the following table.

	2001 $m	2000 $m
Amounts receivable in respect of:		
Interest rate contracts	**15.2**	8.1
Foreign exchange contracts	**187.3**	70.7
Electricity hedging contracts	**374.1**	146.9
	576.6	225.7

(e) Equity market value risk management

The consolidated entity has entered into a series of equity performance agreements with a third party. These agreements are commitments to either receive or make payments in the future based on the movement of a defined underlying asset amount. The consolidated entity has entered these arrangements as a hedge against any future adverse movements in the market value of certain assets.

The net unrecognised gain in respect of the equity performance agreements at 30 June 2001 was $12.6 million (2000 $32.7 million loss). All agreements are currently due to be settled within the next twelve months.

(f) Liquidity risk

Liquidity risk relating to the use of derivative instruments arises from possible future adverse changes in market conditions. In such circumstances, the consolidated entity either may be forced to sell derivative positions at values which are below their underlying worth or may be unable to exit the positions at all. Accordingly, the consolidated entity only utilises highly liquid derivative markets, although illiquidity in certain market conditions cannot be entirely avoided.

The consolidated entity has adequate standby facilities and other funding arrangements to enable it to settle all outstanding derivative transactions on the due dates.

Note 51 – Additional financial instruments disclosures (continued)

Net fair values

The carrying amounts and net fair values, at the reporting date, of the consolidated entity's financial assets and liabilities are detailed in the following table.

		Carrying amounts		Net fair values	
	Note	2001 $m	2000 $m	2001 $m	2000 $m
Financial assets					
Not readily traded on organised markets					
Cash (including deposits at call)	–	100.9	31.1	100.9	31.1
Debtors*	9 and 14	454.0	459.8	452.8	459.5
Unbilled revenue	9	203.6	143.4	203.6	143.4
Loans receivable	9 and 14	37.2	22.5	37.2	22.5
Other receivables	9 and 14	71.4	56.3	71.4	59.8
Other financial assets	17	66.8	10.5	149.4	23.9
Favourable interest rate contracts	–	0.0	0.0	15.2	8.1
Favourable electricity hedging contracts	13	16.8	0.0	374.1	146.9
Favourable foreign exchange contracts	–	0.0	0.0	179.5	64.5
Favourable equity performance agreements	–	0.0	0.0	12.6	0.0
		950.7	723.6	1,596.7	959.7
Financial liabilities					
Not readily traded on organised markets					
Creditors	23	535.8	465.4	535.8	465.4
Other payables	23	3.4	8.7	3.4	8.7
Bank borrowings	24 and 29	1,189.3	680.7	1,189.3	680.7
Natural gas notes	24 and 29	60.7	115.5	60.9	107.7
Capital convertible notes	24 and 29	43.6	45.0	44.8	45.9
Bank overdrafts	24	0.2	0.3	0.2	0.3
Promissory notes	24	262.0	85.0	261.5	84.6
Medium term notes	29	300.0	300.0	313.3	306.5
Senior notes	29	772.2	772.7	912.9	753.7
Other interest bearing liabilities	24 and 29	54.1	68.1	54.1	68.1
Unfavourable interest rate contracts	–	0.0	0.0	36.2	32.0
Unfavourable electricity hedging contracts	–	0.0	0.0	121.7	55.0
Unfavourable equity performance agreements	–	0.0	0.0	0.0	32.7
		3,221.3	2,541.4	3,534.1	2,641.3
* Includes receivables in respect of favourable foreign exchange contracts		9.0	6.5	7.8	6.2

Bases for determining net fair values

Shares – quoted market last sale price at the reporting date, adjusted for any transaction costs necessary to realise the asset.

Cash, debtors, unbilled revenue, creditors, other payables and non-interest bearing loans and other receivables – carrying amounts (cost basis, recoverable amounts or net realisable values) of the assets and liabilities, which approximate net market values.

Interest bearing loans and other receivables and interest bearing borrowings – expected future cash flows discounted by the current interest rates for assets and liabilities with similar risk profiles.

Other financial assets – expected future cash flows discounted by a risk reflective rate.

Interest rate contracts, foreign exchange contracts, electricity hedging contracts and equity performance agreements – amounts receivable or payable in order to realise favourable contracts and settle unfavourable contracts at the reporting date, based on appropriate interest rates or spot rates at that date.

Financial assets with carrying amounts in excess of net fair values have not been written down as it is expected that the carrying amounts will be fully recovered by holding the assets to maturity.

Note 51 – Additional financial instruments disclosures (continued)

Interest rate risk

The consolidated entity's exposure to interest rate risk and the effective interest rates on financial instruments at the reporting date are detailed in the following table.

	Weighted average effective interest rate	Floating interest rate	Fixed interest rate maturities			Non-interest bearing	Total
			1 year or less	1 to 5 years	more than 5 years		
2001	%	$m	$m	$m	$m	$m	$m
Financial assets							
Cash (including deposits at call)	5.0	100.9					100.9
Debtors	–					454.0	454.0
Unbilled revenue	–					203.6	203.6
Loans receivable	7.0	10.0		0.8		26.4	37.2
Other receivables	7.0	32.5				38.9	71.4
Other financial assets	–					66.8	66.8
Interest rate contracts (a) (b)	5.1	914.0		(446.9)	(467.1)		0.0
		1,057.4	0.0	(446.1)	(467.1)	789.7	933.9
Financial liabilities							
Creditors	–					535.8	535.8
Other payables	0.3					3.4	3.4
Bank borrowings	5.9		734.7	454.6			1,189.3
Bank overdrafts	8.5	0.2					0.2
Promissory notes	5.4		262.0				262.0
Medium term notes	6.9			300.0			300.0
Senior notes	6.6			196.9	575.3		772.2
Other interest bearing liabilities	5.9	12.7	2.5	10.0	28.9		54.1
Natural gas notes	13.9	60.7					60.7
Capital convertible notes	9.8		43.6				43.6
Interest rate contracts (a) (c)	7.4	(974.0)	100.0	1,065.0	(191.0)		0.0
Equity performance agreements (a)	6.3	62.8					62.8
		(837.6)	1,142.8	2,026.5	413.2	539.2	3,284.1

(a) Notional principal amounts.
(b) Comprises $939.0 million of fixed to floating swaps offset by $25.0 million of floating to fixed swaps.
(c) Comprises $1,230.0 million of floating to fixed swaps offset by $256.0 million of fixed to floating swaps.

Note 51 – Additional financial instruments disclosures (continued)

2000	Weighted average effective interest rate %	Floating interest rate $m	Fixed interest rate maturities 1 year or less $m	1 to 5 years $m	more than 5 years $m	Non-interest bearing $m	Total $m
Financial assets							
Cash (including deposits at call)	4.5	17.2				13.9	31.1
Debtors	–					459.8	459.8
Unbilled revenue	–					143.4	143.4
Loans receivable	7.0	6.0		1.9		14.6	22.5
Other receivables	8.1	41.4				14.9	56.3
Other financial assets	–					10.5	10.5
Interest rate contracts (a) (b)	5.9	90.7	(210.0)	75.0	44.3		0.0
		155.3	(210.0)	76.9	44.3	657.1	723.6
Financial liabilities							
Creditors	–					465.4	465.4
Other payables	0.3	16.5				8.7	25.2
Bank borrowings	6.4	550.7	50.0	80.0			680.7
Bank overdrafts	9.3	0.3					0.3
Promissory notes	6.2		85.0				85.0
Medium term notes	6.9			300.0			300.0
Senior notes	6.6			167.1	605.6		772.7
Other interest bearing liabilities	7.5	51.6					51.6
Natural gas notes	13.9		51.9	63.6			115.5
Capital convertible notes	9.8			45.0			45.0
Interest rate contracts (a) (c)	6.9	(734.9)	271.0	836.8	(372.9)		0.0
Equity performance agreements (a)	6.3	131.9					131.9
		16.1	457.9	1,492.5	232.7	474.1	2,673.3

(a) Notional principal amounts.
(b) Comprises $500.7 million of fixed to floating swaps offset by $410.0 million of floating to fixed swaps.
(c) Comprises $1,319.9 million of floating to fixed swaps offset by $585.0 million of fixed to floating swaps.

Maximum credit risk exposure

The carrying amounts of financial assets, net of any provisions, generally represent the consolidated entity's maximum exposure to credit risk in relation to those assets.

Note 52 – Events occurring after reporting date and not recognised in the financial report

(a) On 13th July 2001 Natural Gas Corporation Holdings Limited, a partly-owned controlled entity, concluded the previously announced agreement to sell its South Island electricity customers to Meridian Energy Limited, effective from 13th July 2001.

(b) On 13th July 2001, Natural Gas Corporation Finance Limited, a wholly-owned entity of Natural Gas Corporation Holdings Limited, established a NZ$850 million syndicated bank cash advance facility. This bridging facility, which replaced the previous NGC cash advance facility (NZ$850 million) and the On energy standby cash facility (NZ$100 million), matures on 13th November 2001. It is expected that this loan facility will be refinanced in the normal course of business prior to its maturity.

(c) On 25th July 2001, Natural Gas Corporation Holdings Limited reached agreement to sell its North Island commercial and residential customers to Genesis Power Limited. As part of the sale NGC will acquire Genesis' electricity meter assets. The agreement is effective from 1 August 2001, after satisfaction of certain conditions.

(d) In August 2001 Natural Gas Corporation Holdings Limited announced that as a result of the continuation of the high wholesale electricity prices during July, its earnings for the year ended 30 June 2002 would be affected. NGC's net exposure in the period would result in losses from the electricity retailing business in the region of NZ$40 million after tax. However, it is expected that the losses would be more than offset by earnings from NGC's electricity generation business over the remainder of the year. Whilst NGC's ongoing exposure to high electricity spot prices has been eliminated through the sale of its electricity retailing businesses to Meridian Energy and Genesis Power, these transactions were only completed on 13 July 2001 and 1 August 2001 respectively.

The directors of The Australian Gas Light Company declare that the accompanying financial statements and the notes to the financial statements:

(a) comply with accounting standards; and

(b) give a true and fair view of the financial position and performance of the Parent Entity and the consolidated entity.

The directors also declare that, in their opinion:

(a) there are reasonable grounds to believe that the Parent Entity will be able to pay its debts as and when they become due and payable; and

(b) the accompanying financial statements and the notes thereto are in accordance with the Corporations Act 2001.

This declaration is made in accordance with a resolution of the directors.

M J Phillips
Chairman
Sydney, 23 August 2001

G J W Martin
Director

Scope

We have audited the financial report of The Australian Gas Light Company for the financial year ended 30 June 2001 as set out on pages 2 to 46. The financial report includes the consolidated financial statements of the consolidated entity comprising the Company and the entities it controlled at the year's end or from time to time during the financial year. The Company's directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards issued in Australia and other mandatory professional reporting requirements and statutory requirements so as to present a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of The Australian Gas Light Company is in accordance with:

(a) the Corporations Act 2001, including:
   i. giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2001 and of their performance for the year ended on that date; and
   ii. complying with Accounting Standards and the Corporations Regulations; and

(b) other mandatory professional reporting requirements.

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

G. Couttas

G Couttas
Partner
Chartered Accountants

Sydney, 23 August 2001

The liability of Deloitte Touche Tohmatsu is limited by, and to the extent of, the Accountants' Scheme under the Professional Standards Act 1994 (NSW).

Pro Forma Consolidated Summary Statement of Financial Position

	Pro Forma 30 June 2001 $m	As reported 30 June 2001 $m
Assets		
Cash	**100.9**	100.9
Receivables	**752.3**	766.2
Investments equity accounted	**576.1**	576.1
Property, plant and equipment	**2,800.1**	2,835.6
Intangibles	**910.9**	1,022.0
Other	**702.4**	702.4
Total Assets	**5,842.7**	6,003.2
Liabilities		
Payables	**539.2**	539.2
Interest bearing liabilities	**2,520.3**	2,682.1
Provisions	**273.1**	273.1
Tax liabilities	**378.2**	379.5
Other	**21.0**	21.0
Total Liabilities	**3,731.8**	3,894.9
Net Assets	**2,110.9**	2,108.3
Equity	**2,110.9**	2,108.3

The Pro Forma Consolidated Statement of Financial Position has been prepared based on information extracted from the Consolidated Financial Statements of The Australian Gas Light Company and its controlled entities as at 30 June 2001.

The Pro Forma Consolidated Statement of Financial Position as at 30 June 2001 has been prepared as if the following transactions had occurred as at 30 June 2001:

1 Natural Gas Corporation Holdings Limited sells its South Island electricity customers to Meridian Energy Limited;
2 Natural Gas Corporation Holdings Limited sells its North Island commercial and residential customers to Genesis Power Limited;
3 Natural Gas Corporation Holdings Limited purchases Genesis' electricity meter assets;
4 AGL settles the sale of the Hutt Valley gas network assets.

The Pro Forma Consolidated Statement of Financial Position has not been audited.

	2001	2000	1999	1998	1997
Statistics					
Revenue (excluding significant items) ($m)	3,277.2	2,438.8	1,675.8	1,263.4	1,074.3
Depreciation and amortisation ($m)	198.2	151.9	108.8	86.3	72.3
Profit before borrowing costs and tax and significant items ($m)	519.4	529.0	362.5	305.0	240.3
Borrowing costs ($m)	181.9	152.0	91.4	57.5	35.9
Tax expense (excluding significant items)($m)	108.7	115.3	63.2	69.4	56.2
Profit after tax and before significant items ($m)	228.8	261.7	207.9	178.1	148.2
Profit attributable to Proprietors ($m)	115.4	450.0	221.3	196.4	148.1
Proprietors' equity ($m)	1,905.9	1,785.6	1,524.1	1,392.5	897.2
Net borrowings ($m)	2,568.5	2,019.7	1,316.0	881.0	343.2
Total assets ($m)	6,003.2	5,345.1	3,616.0	2,982.2	1,822.3
Funds employed ($m)	4,777.7	4,136.7	2,860.3	2,279.6	1,249.0
Net assets ($m)	2,108.3	2,085.9	1,524.3	1,392.7	897.5
Operating cash flow ($m)	297.4	373.3	297.2	264.4	256.7
Capital expenditure ($m)	384.7	289.3	433.7	252.9	191.7
Number of employees	3,218	2,979	2,115	2,096	1,794
Issued shares (m)	359.8	342.0	328.8	322.7	291.0
Number of Proprietors	95,666	83,694	57,600	41,738	34,419
Market capitalisation ($m)	3,051.1	3,402.9	3,021.7	3,258.8	2,269.7
Performance Indicators					
Net tangible assets attributable to Proprietors/share ($)	2.46	1.83	2.81	2.44	3.07
Net assets attributable to Proprietors/share ($)	5.30	5.22	4.64	4.31	3.08
Earnings/share[1]					
- before significant items (cents)	63.6	73.6	63.5	59.2	50.6
- after significant items (cents)	32.8	133.1	67.6	65.3	50.6
Dividends/share (cents)	52.0	74.0	45.0	41.0	36.0
Operating cash flow/share (cents)[2]	84.4	111.0	91.3	88.6	88.4
Profit before borrowing costs and tax and significant items/revenue (excluding significant items) (%)	15.8	21.1	20.8	22.9	21.8
Profit before borrowing costs and tax and significant items/average funds employed (%)	11.7	14.7	13.6	16.4	17.7
Earnings on Proprietors' equity[3]					
- before significant items (%)	12.1	15.0	14.3	15.5	16.9
- after significant items (%)	6.3	27.2	15.2	17.2	16.9
Debt: debt plus equity (%)[4]	54.9	49.2	46.3	38.7	27.7
Net borrowing costs cover (times)[5]	2.9	3.7	4.5	7.0	7.8
Current ratio[6]	0.56	0.73	0.79	0.86	0.81
Revenue (excluding significant items)/employee ($000)	1,057.7	957.5	795.9	649.6	548.5
Profit before borrowing costs and tax and significant items/employee ($000)	167.6	202.3	165.7	148.4	119.7

1 Profit after tax and outside equity interests; shares weighted for issues and adjusted for bonus elements.
2 Net cash provided by operating activities; shares weighted for issues and adjusted for bonus elements.
3 Profit after tax and outside equity interests; Proprietors' equity averaged for movements during the year.
4 Net borrowings as a percentage of net borrowings plus equity.
5 Net borrowing costs related to profit before borrowing costs, tax and significant items.
6 Liquidity was supported by $984 million of unused credit facilities at 30 June 2001 (refer Note 49(b) to the financial statements).